UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceição

CEP 04344-902 São Paulo, SP, Brazil

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

Page

CERTAIN TERMS AND CONVENTIONS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	4
SELECTED FINANCIAL DATA	5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	7
REGULATORY RECENT DEVELOPMENTS	26
SIGNATURES	33
FINANCIAL STATEMENTS	34

CERTAIN TERMS AND CONVENTIONS

All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries, except where otherwise specified or required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K:

•	“Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries;
•	“Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries;
•	“Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and
•	“Central Bank” means the Central Bank of Brazil.

Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 200 to our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023, or our 2022 Form 20-F.

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	Political instability in Brazil, including developments and the perception of risks in connection with the elected government in Brazil, as well as ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of the Brazilian government, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

•	General economic, political, and business conditions in Brazil and variations in inflation indices, interest rates, foreign exchange rates, and the performance of financial markets in Brazil and the other markets in which we operate;

•	Global economic and political conditions, as well as geopolitical instability, in particular in the countries where we operate, including in relation to the United States, the Russian invasion of Ukraine and the Israel – Hamas conflict;

•	Changes in laws or regulations, including in respect of tax matters, compulsory deposits and reserve requirements, that adversely affect our business;

•	The effect of any changes in tax law, tax reforms or review of the tax treatment on our activities, our operations and profitability;

•	Disruptions and volatility in the global financial markets;

•	Costs and availability of funding;

•	Failure or hacking of our security and operational infrastructure or systems;

•	Our ability to protect personal data;

•	Our level of capitalization;

•	Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;

•	Competition in our industry;

•	Changes in our loan portfolio and changes in the value of our securities and derivatives;

•	Customer losses or losses of other sources of revenues;

•	Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;

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•	Our exposure to Brazilian public debt;

•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;

•	The effectiveness of our risk management policies;

•	Our ability to successfully integrate acquired or merged businesses;

•	Adverse legal or regulatory disputes or proceedings;

•	Environmental damage and climate change and effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and

•	Other risk factors as set forth in our 2022 Form 20-F.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this report on Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of operations and our prospects may have changed since that date.

Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only.

Effect of Rounding

Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded according to established commercial standards. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this Form 6-K may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

About our Financial Information

The reference date for the quantitative information derived from our consolidated balance sheet included in this Form 6-K is as of December 31, 2023 and December 31, 2022 and the reference dates for information derived from our consolidated statement of income are the years ended December 31, 2023, 2022 and 2021, except where otherwise indicated.

Our consolidated financial statements as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023 and 2022, included at the end of this Form 6-K, are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, or IASB (currently referred to by the IFRS Foundation as “IFRS accounting standards”).

Please see “Note 30 – Segment Information” to our consolidated financial statements for further details about the main differences between our management reporting systems and our consolidated financial statements prepared in accordance with IFRS issued by the IASB.

4

SELECTED FINANCIAL DATA

We present below our selected financial data derived from our consolidated financial statements included in this Form 6-K. Our consolidated financial statements are presented as of December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023 and 2022 and have been prepared in accordance with IFRS issued by the IASB. Considering the adoption of IFRS 17 for insurance and reinsurance contracts held as from January 1, 2023, we adopted the modified retrospective approach with a transition date as of January 1, 2022 for comparative purposes.

IFRS 17 requires that insurance contracts be grouped into portfolios considering similar risks, their management, the period for which the contract was issued and the expected profitability at the time of initial recognition. The groups of insurance contracts and private pensions refer to contracts issued in the relevant period. As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, we partially redesignated, on the transition date and as permitted by the standard, the business model of financial instruments that were classified at amortized cost to fair value through Other Comprehensive Income.

We did not adopt IFRS 17 for the year ended December 31, 2021, which follows IFRS 4, based on accounting practices generally adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, pursuant to CVM Official Circular No. 01/13. As such, the consolidated financial statements for the year ended December 31, 2021 are not directly comparable to the consolidated financial statements for the years ended December 31, 2023 and 2022.

For further details, please see “Note 2 – Significant accounting policies” to our consolidated financial statements.

Additionally, we present a summarized version of our Consolidated Statement of Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows in the section “Operating and Financial Review and Prospects.”

The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

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Income Information	For the year ended December 31,		Variation
	2023	2022
(In millions of R$, except percentages and basis points)%
Operating Revenues	154,971	142,279	8.9
Net interest income(1)	97,712	87,023	12.3
Non-interest income(2)	57,259	55,256	3.6
Expected Loss from Financial Assets	(30,445)	(27,737)	9.8
Other operating income (expenses)	(84,826)	(77,848)	9.0
Net income attributable to owners of the parent company	33,105	29,207	13.3
Recurring Return on Average Equity - Annualized - Consolidated (3)	19.4%	18.7%	70 bps
Return on Average Equity – Annualized - Consolidated(4)	18.6%	18.4%	20 bps
(1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions.
(2) Includes commissions and banking fees, income from insurance contracts and private pension and other income.
(3) The Recurring Return on Average Equity is obtained by dividing the Recurring Result (R$34,664 million and R$29,772 million in the years ended December 31, 2023 and 2022, respectively) by the Average Stockholders’ Equity (R$178,387 million and R$159,110 million in the years ended December 31, 2023 and 2022, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate.
(4) The Return on Average Equity is calculated by dividing the Net Income (R$33,105 million and R$29,207 million in the years ended December 31, 2023 and 2022, respectively) by the Average Stockholders’ Equity (R$178,387 million and R$159,110 million in the years ended December 31, 2023 and 2022, respectively). This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate.

Balance Sheet Information	As of December 31,	As of December 31,	Variation
	2023	2022
	(In millions of R$, except percentages and basis points)%
Total assets	2,543,100	2,321,066	9.6
Total loans and finance lease operations	910,590	909,422	0.1
(-) Provision for expected loss(1)	(50,863)	(52,324)	(2.8)
Common Equity Tier I Ratio - in %	13.7%	11.9%	180 bps
Tier I Ratio - in %	15.2%	13.5%	170 bps
Total Capital Ratio - in %	17.0%	15.0%	200 bps
(1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (887) at 12/31/2023 (R$ (810) at 12/31/2022) and Loan Commitments R$ (3,311) at 12/31/2023 (R$ (2,874) at 12/31/2022). Please see “Note 10 — Loan and Lease operations” to our consolidated financial statements for further details.

Other Information	For the year ended December 31,		Variation
	2023	2022	%
Net income per share – R$ (1)	3.38	2.98	13.4
Weighted average number of outstanding shares - basic	9,799,174,221	9,798,994,231	0.0
Total Number of Employees	95,702	101,094	(5.3)
Brazil	85,855	89,147	(3.7)
Abroad	9,847	11,947	(17.6)
Total Branches and CSBs – Client Service Branches	3,502	3,808	(8.0)
ATM – Automated Teller Machines (2)	41,694	43,790	(4.8)
(1) Calculated based on the weighted average number of outstanding shares for the period.
(2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2022 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2022 Form 20-F.

Results of Operations - Year ended December 31, 2023, compared to year ended December 31, 2022.

In August 2023, we entered into an agreement to sell all the shares of Banco Itaú Argentina. Due to this sale, the consolidated balance sheet of Itaú Unibanco as of December 31, 2023 does not include the balances of Banco Itaú Argentina, while the income statement for the year ended December 31, 2023 only reflected the results for the seven-month period ended July 31, 2023.

The table below presents our summarized consolidated statement of income for the years ended December 31, 2023 and 2022. The interest rates presented are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2022 Form 20-F.

Please see our consolidated financial statements for the years December 31, 2023 and 2022 for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	154,971	142,279	12,692	8.9
Net interest income(1)	97,712	87,023	10,689	12.3
Non-interest income(2)	57,259	55,256	2,003	3.6
Expected loss from financial assets	(30,445)	(27,737)	(2,708)	9.8
Other operating income (expenses)	(84,826)	(77,848)	(6,978)	9.0
Net income before income tax and social contribution	39,700	36,694	3,006	8.2
Current and deferred income and social contribution taxes	(5,823)	(6,452)	629	(9.7)
Net income	33,877	30,242	3,635	12.0
Net income attributable to owners of the parent company	33,105	29,207	3,898	13.3
(1) Includes:
(i) interest and similar income (R$222,385 million and R$189,165 million in the years ended December 31, 2023 and 2022, respectively);
(ii) interest and similar expenses (R$(158,250) million and R$(116,747) million in the years ended December 31, 2023 and 2022, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$29,145 million and R$13,325 million in the years ended December 31, 2023 and 2022, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$4,432 million and R$1,280 million in the years ended December 31, 2023 and 2022, respectively).
(2) Includes commissions and banking fees, Income from insurance contracts and private pension and other income.

Net income attributable to owners of the parent company increased by 13.3% to R$33,105 million for the year ended December 31, 2023, from R$29,207 million for the same period of 2022. This is mainly due to an 8.9%, or R$12,692 million increase in operating revenues, partially offset by a 9.0%, or R$6,978 million, increase in other operating income (expenses), and an 9.8%, or R$2,708 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$10,689 million, or 12.3%, for the year ended December 31, 2023, compared to the same period of 2022, mainly due to increases in the following line items (i) R$33,220 million in interest and similar income, mainly due to increases of R$13,618 million in loan operations income related to the increase in the volume of operations, R$8,431 million in income from securities purchased under agreements to resell and R$6,917 million in financial assets at fair value through other comprehensive income; (ii) R$15,820 million in income of financial assets and liabilities at fair value through profit or loss; and (iii) R$3,152 million in foreign exchange results and exchange variations in foreign transactions. These increases were offset by an increase of R$41,503 million in interest and similar expenses.

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o	Interest and similar income increased by 17.6% for the year ended December 31, 2023, compared to the same period of 2022, due to the growth of our loan portfolio, associated with the gradual change in the portfolio mix to loans to the Retail Business segment, and increased income from securities purchased under agreements to resell.
o	Interest and similar expenses increased by 35.5% for the year ended December 31, 2023 compared to the same period of 2022, due to increases in the following line items: (i) R$19,150 million in expenses from deposits, especially in time deposits driven by the commercial strategy for this product in the Retail Business segment and the higher demand for fixed-income products; (ii) R$13,225 million in expenses from securities sold under repurchase agreements; and (iii) R$11,665 million in interbank market funds. The increases mentioned above are a result of the increase in the volume of our operations.

Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our consolidated financial statements for further details on interest and similar expenses.

Non-interest income increased by 3.6%, or R$2,003 million for the year ended December 31, 2023 compared to the same period of 2022. This increase was mainly due to (i) a 22.3%, or R$1,206 million, increase in income from insurance contracts and private pension, due to higher insurance sales mainly related to group life products, credit life and mortgage insurance products, and the increase in our financial result of the period; and (ii) a 2.6%, or R$1,165 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and acquiring businesses.

The following chart shows the main components of our banking service fees for the years ended December 31, 2023, and 2022:

(In R$ million)
Commissions and Banking Fees
45,731
3,112
602
3,596
2,031
2,544
5,792
6,877
21,177
2023
44,566
2,702
617
3,348
1,971
2,539
5,872
7,528
19,989
2022
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

Please see “Note 22 – Commissions and Banking Fees” to our consolidated financial statements for further details on banking service fees.

8

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$2,708 million, or 9.8%, for the year ended December 31, 2023, compared to the same period of 2022, mainly due to an increase in expected loss with loan and lease operations of R$3,413 million for the year ended December 31, 2023, compared to the same period of 2022. This increase was mainly due to an increase in our credit portfolio and higher provisions in the Retail Business segment in Brazil, a result of the increase in origination of unsecured consumer credit products. Additionally, our provision for loan losses in the Wholesale Business segment in Brazil was higher due to the normalization of the provision flow in this segment, due to the reversal of provision as a result of the upgrade of the credit ratings of certain clients in the segment in 2022.

Please see “Note 10 — Loan and Lease operations” to our consolidated financial statements for further details on our loan and lease operations portfolio.

o	Non-performing loans: We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90-day non-performing loans to our loan portfolio.

As of December 31, 2023, our 90-day NPL ratio was 3.1%, a decrease of 20 basis points compared to December 31, 2022. This decrease was due to the decrease of 30 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the better quality of recent vintages. The NPL ratio of our companies loan portfolio remained stable compared to December 31, 2022. In the fourth quarter of 2023, we recorded sales of active portfolios with no risk retention to non-related companies. From these sales, R$375 million refer to active loans that were more than 90 days overdue, of which R$344 million would still be an active loan portfolio at the end of the period if not sold. Additionally, we sold R$195 million which refers to active portfolios non-overdue or with short delinquency. These sales did not have a material impact on delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2023, our 15 to 90 days NPL ratio was 2.3%, an increase of 10 basis points when compared to December 31, 2022. During this period our 15 to 90-day NPL ratio increased by 10 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, however it is worth noting that this level is the lowest of the year as set forth in the graphic below. Additionally, the NPL ratio of our companies loan portfolio increased by 10 basis points as of December 31, 2023 compared to December 31, 2022.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2022, through December 31, 2023:

9

Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2023, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 216% compared to a ratio of 212% as of December 31, 2022. This increase was mainly due to the decrease in 90-day NPL, concentrated in the individuals segment in Brazil and driven by the better quality of recent vintages.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2022, through December 31, 2023:

Other Operating Income (Expenses) increased by 9.0% to an expense of R$84,826 million for the year ended December 31, 2023, from an expense of R$77,848 million for the same period of 2022. This increase was mainly due to the R$6,829 million, or 9.9%, increase in our general and administrative expenses for the year ended December 31, 2023. This increase was due to: (i) the losses associated with the sale of Banco Itaú Argentina; (ii) the effects of our annual collective wage agreement; (iii) the increase in profit sharing expenses; (iv) higher expenses with depreciation and amortization; and (v) higher expenses with data processing and telecommunications.

Please see “Note 23 – General and Administrative Expenses” to our consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$5,823 million for the year ended December 31, 2023, from an expense of R$6,452 million in the year ended December 31, 2022, mainly driven by the increase with interest on capital, due to the increase in the average annualized long-term interest rate, or TJLP, from 6.78% in the year ended December 31, 2022 to 7.05% in the same period of 2023.

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Please see “Note 24 – Taxes” to our consolidated financial statements for further details.

Results of Operations - Year ended December 31, 2022, compared to year ended December 31, 2021.

Considering the adoption of IFRS 17 for insurance and reinsurance contracts held as from January 1, 2023, we adopted the modified retrospective approach with a transition date of January 1, 2022 for comparative purposes. We did not adopt IFRS 17 for the years ended December 31, 2021, which follows IFRS 4, based on BRGAAP, pursuant to CVM Official Circular No. 01/13. As such, the consolidated financial statements for the year ended December 31, 2021 are not directly comparable to the consolidated financial statements for the year ended December 31, 2023 and 2022. For further details, please see “Note 2 – Significant accounting policies” to our consolidated financial statements.

The table below presents our summarized consolidated statement of income for the years ended December 31, 2022 and 2021.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation
	2022	2021	R$ million	%
	(In millions of R$)
Operating revenues	142,279	126,374	15,905	12.6
Net interest income(1)	87,023	75,209	11,814	15.7
Non-interest income(2)	55,256	51,165	4,091	8.0
Expected loss from financial assets(3)	(27,737)	(14,379)	(13,358)	92.9
Other operating income (expenses)	(77,848)	(69,764)	(8,084)	11.6
Net income before income tax and social contribution	36,694	42,231	(5,537)	(13.1)
Current and deferred income and social contribution taxes	(6,452)	(13,847)	7,395	(53.4)
Net income	30,242	28,384	1,858	6.5
Net income attributable to owners of the parent company	29,207	26,760	2,447	9.1
(1) Includes:
(i) interest and similar income (R$189,165 million and R$129,253 million in the years ended December 31, 2022 and 2021, respectively);
(ii) interest and similar expenses (R$(116,747) million and R$(69,305) million in the years ended December 31, 2022 and 2021, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$13,325 million and R$16,678 million in the years ended December 31, 2022 and 2021, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$1,280 million and R$(1,417) million in the years ended December 31, 2022 and 2021, respectively).
(2) Includes commissions and banking fees, Income from insurance contracts and private pension and other income.
(3) Include claims R$(1,600) million in the year ended December 31, 2021.

Net income attributable to owners of the parent company increased by 9.1% to R$29,207 million for the year ended December 31, 2022, from R$26,760 million for the same period of 2021. This is mainly due to a 12.6%, or R$15,905 million, increase in operating revenues, offset by a 92.9%, or R$13,358 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$11,814 million, or 15.7%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to increases in the following line items (i) R$59,912 million in interest and similar income, mainly due to increases of R$24,055 million in loan operations income and R$15,655 million in income from securities purchased under agreements to resell. This increase was offset by (i) an increase of R$47,442 million in interest and similar expenses, mainly due to an increase of R$31,866 million in deposits; and (ii) an increase of R$19,764 million in securities sold under repurchase agreements.

Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments to be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 onwards. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affected our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal appreciation of the real against the U.S. dollar was 6.5% comparing December 31, 2022 with December 31, 2021, and the nominal depreciation of the real against the U.S. dollar was 7.4% comparing December 31, 2021 with December 31, 2020.

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The fiscal effect on the hedging instruments for our investments abroad and other resulted in a gain of R$3,257 million for the year ended December 31, 2022, compared to a gain of R$2,838 million for the same period of 2021.

Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above on current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$12,233 million for the year ended December 31, 2022, compared to the same period of 2021.

o	Interest and similar income increased by 46.4% for the year ended December 31, 2022, compared to the same period of 2021, due to the positive effect of the growth of our loan portfolio, associated with the gradual change in the mix of products to loans to the Retail Business segment. As of December 31, 2022, the SELIC rate was 13.75% per annum compared to 9.25% per annum as of December 31, 2021.
o	Interest and similar expenses increased by 68.5% for the year ended December 31, 2022 compared to the same period of 2021, due to increases in the following items: (i) R$31,866 million in expenses from deposits, especially in time deposits; and (ii) R$19,764 million in expenses from securities sold under repurchase agreements. The increases mentioned above are a result of the increase in interest rates and the increase in the volume of our operations.

Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our consolidated financial statements for further details on interest and similar expenses.

Non-interest income increased by 8.0% to R$4,091 million for the year ended December 31, 2022 compared to the same period of 2021. This increase was mainly due to (i) a 5.3%, or R$2,242 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and in the acquiring segment; and (ii) a 51.5%, or R$1,796 million, increase in other income, due to the corporate reorganization of Câmara Interbancária de Pagamentos, or CIP, to a new company, CIP S.A.

The following chart shows the main components of our banking service fees for the years ended December 31, 2022, and 2021:

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(In R$ million)
Commissions and Banking Fees
44,566
42,324
2,702
617
3,348
1,971
2,539
5,872
7,528
19,989
2,578
605
3,579
2,020
2,511
7,177
7,803
16,051
2022
2021
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

Please see “Note 22 – Commissions and Banking Fees” to our consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$13,358 million, or 92.9%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to an increase in expected loss with loan and lease operations of R$14,149 million for the year ended December 31, 2022, compared to the same period of 2021. This increase was due to (i) the growth of our credit portfolio, and (ii) a subsequent event related to a specific case in the large companies segment, for which we recorded a provision for loan losses to cover 100% of the exposure of R$1.3 billion (R$719 million, net of taxes) as of December 31, 2022.

Please see “Note 10 — Loan and Lease operations” to our consolidated financial statements for further details on our loan and lease operations portfolio.

Other Operating Income (Expenses) increased by 11.6% to an expense of R$77,848 million for the year ended December 31, 2022, from an expense of R$69,764 million for the same period of 2021. This increase was mainly due to the R$6,381 million, or 10.2%, increase in our general and administrative expenses for the year ended December 31, 2022. This increase was due to: (i) the effects of the annual collective wage agreement, the growth in the number of employees, in addition to the increase in profit sharing expenses; (ii) higher expenses with credit card reward programs; (iii) expenses with tax and social security provisions, and media marketing campaigns.

Please see “Note 23 – General and Administrative Expenses” to our consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$6,452 million for the year ended December 31, 2022, from an expense of R$13,847 million in the year ended December 31, 2021.

This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income,” which amounted to a gain of R$3,215 million for the year ended December 31, 2022, compared to a gain of R$2,549 million for the same period of 2021. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$6,729 million during this period.

Please see “Note 24 – Taxes” to our consolidated financial statements for further details.

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Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on BRGAAP and thus not affected by IFRS 17. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) managerial adjustments and reclassifications applied to allow us to review our business analyses from the management point of view.

Extraordinary items correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are extraordinary items and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see “Item 4. Information on the Company” in our 2022 Form 20-F and “Note 30 – Segment Information” to our consolidated financial statements.

The table below sets forth the summarized results from our operating segments for the year ended December 31, 2023:

Summarized Consolidated Statement of Income from January 1, 2023 to December 31, 2023(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
	(In millions of R$)
Operating revenues	96,876	54,350	5,572	156,798	(1,425)	155,373
Cost of Credit	(31,844)	(5,098)		(36,942)	6,497	(30,445)
Claims	(1,487)	(22)		(1,509)	1,509	-
Other operating income (expenses)	(45,476)	(20,457)	(1,864)	(67,797)	(17,047)	(84,844)
Income tax and social contribution	(4,459)	(8,795)	(935)	(14,189)	8,193	(5,996)
Non-controlling interest in subsidiaries	(78)	(655)	(10)	(743)	(29)	(772)
Net income	13,532	19,323	2,763	35,618	(2,302)	33,316
(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Business", "(b) Wholesale Business" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The following discussion should be read in conjunction with our consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our consolidated financial statements in IFRS as issued by the IASB.

Year ended December 31, 2023, compared to the year ended December 31, 2022:

(a)	Retail Business

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This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies’ segment (microenterprises and small companies). It includes financing and credit assignments made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2023, and 2022:

Summarized Consolidated Statement of Income - Retail Business	For the year ended December 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	96,595	90,509	6,086	6.7
Interest margin	59,099	54,881	4,218	7.7
Non-interest income (1)	37,496	35,628	1,868	5.2
Cost of credit and claims	(33,626)	(31,446)	(2,180)	6.9
Other operating income (expenses)	(45,560)	(43,512)	(2,048)	4.7
Income tax and social contribution	(4,232)	(4,594)	362	(7.9)
Non-controlling interest in subsidiaries	(78)	45	(123)	(273.6)
Net income	13,099	11,002	2,097	19.1
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from our Retail Business segment increased by 19.1%, to R$13,099 million for the year ended December 31, 2023, from R$11,002 million for the same period of 2022. These results are explained as follows:

Operating revenues: increased by R$6,086 million for the year ended December 31, 2023, compared to the same period of 2022, due to an increase of 7.7% in interest margin, due to a higher average credit volume. Moreover, non-interest income increased by 5.2% in the year ended December 31, 2023, compared to the same period of 2022, driven by higher gains in issuing activities, as a result of the increase in the volume of credit card transactions, in addition to higher revenues from acquiring activities mainly due to the increase in transaction volume from credit cards and the higher gains from flex products. Revenues from insurance also increased, driven by the increase in earned premiums.

Cost of credit and claims increased by R$2,180 million for the year ended December 31, 2023, compared to the same period of 2022, due to an increase in provisions for loan losses, driven by the higher origination in consumer credit and unsecured credit products and the increase in the total portfolio.

Other operating income (expenses) increased by R$2,048 million for the year ended December 31, 2023, compared to the same period of 2022, mainly due to the increase in expenses with personnel, data processing and telecommunications, and depreciation and amortization.

Income tax and social contribution for the Retail Business segment, as well as for the Wholesale Business segment and Activities with the Market + Corporation segment, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes decreased due to a tax benefit from interest on capital.

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(b) Wholesale Business

This business segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2023, and 2022:

Summarized Consolidated Statement of Income - Wholesale Business	For the year ended December 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	54,631	49,229	5,402	11.0
Interest margin	39,980	34,701	5,279	15.2
Non-interest income (1)	14,651	14,528	123	0.8
Cost of credit and claims	(4,825)	(2,403)	(2,422)	100.8
Other operating income (expenses)	(20,373)	(19,482)	(891)	4.6
Income tax and social contribution	(9,022)	(9,076)	54	(0.6)
Non-controlling interest in subsidiaries	(655)	(825)	170	(20.6)
Net income	19,756	17,443	2,313	13.3
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Wholesale Business segment increased by 13.3%, to R$19,756 million for the year ended December 31, 2023 from R$17,443 million for the same period of 2022. These results are explained as follows:

Operating revenues: increased by R$5,402 million, or 11.0%, for the year ended December 31, 2023 compared to the same period of 2022, due to an increase of 15.2% in the interest margin, driven by the higher margin of liabilities recorded during the period, and the increased gains from structured operations. The 0.8% increase in non-interest income was driven by the increase in revenues from advisory services and brokerage, as a result of higher volumes from brokerage services, in addition to higher asset management fees due to the growth of our consórcio portfolio. As of December 31, 2023, we participated in 285 local fixed-income transactions, which included debentures and promissory notes issuance, as well as securitization transactions, totaling R$74.7 billion in originated volume and R$40.1 in distribution, ranking first in originated volume and distribution pursuant to a ranking published by the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or ANBIMA). In the equity markets, we ranked first in number of operations, participating in 33 operations (including Block Trades), and first in volume with R$9.9 billion, both in Dealogic´s ranking, as of December 31, 2023. We also provided financial advisory services for 37 M&A transactions in Brazil, totaling R$26.2 billion. As of December 31, 2023, we were ranked second place in number of M&A deals and fifth place in volume in Dealogic’s ranking.

Cost of credit and claims increased by R$2,422 million for the year ended December 31, 2023 compared to the same period of 2022, due to the normalization in the provision for loan losses and the higher impairment charges on corporate securities in the Wholesale Business segment in Brazil.

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Other operating income (expenses) increased by R$891 million for the year ended December 31, 2023, compared to the same period of 2022, driven by the increase in expenses with data processing and telecommunications, and depreciation and amortization.

Income tax and social contribution for this business segment, as well as for the Retail Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly due to a tax benefit from interest on capital.

(c)       Activities with the Market + Corporation

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2023, and 2022:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the year ended December 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	5,572	2,983	2,589	86.8
Interest margin	5,019	2,979	2,040	68.5
Non-interest income (1)	553	4	549	12,961.4
Other operating income (expenses)	(1,864)	(374)	(1,490)	398.3
Income tax and social contribution	(935)	(14)	(921)	6,490.8
Non-controlling interest in subsidiaries	(10)	(254)	244	(96.1)
Net income	2,763	2,341	422	18.0
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Activities with the Market + Corporation segment increased by R$422 million, or 18.0%, for the year ended December 31, 2023, compared to the same period of 2022. We recorded an increase of R$2,589 million in operating revenues, due to the higher remuneration by excess capital and higher income with interest on capital. This increase was partially offset by an increase of R$1,490 million in other operating income (expenses), due to the tax benefit received in the year ended December 31, 2022.

Income tax and social contribution for this segment, as well as for the Retail Business and Wholesale Business segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

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Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2023 and December 31, 2022. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation

	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Cash	32,001	35,381	(3,380)	(9.6)
Financial assets at amortized cost	1,686,225	1,578,789	107,436	6.8
Compulsory deposits in the Central Bank of Brazil	145,404	115,748	29,656	25.6
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	550,071	494,397	55,674	11.3
Loan and lease operations portfolio	910,590	909,422	1,168	0.1
Other financial assets	127,699	109,909	17,790	16.2
(-) Provision for Expected Loss	(47,539)	(50,687)	3,148	(6.2)
Financial assets at fair value through other comprehensive income	130,039	126,748	3,291	2.6
Financial assets at fair value through profit or loss	568,354	464,682	103,672	22.3
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	61,960	55,821	6,139	11.0
Tax assets	64,521	59,645	4,876	8.2
Total assets	2,543,100	2,321,066	222,034	9.6

December 31, 2023, compared to December 31, 2022.

Total assets increased by R$222,034 million, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in financial assets at amortized cost and in financial assets at fair value through profit or loss. This result is further described below:

Financial assets at amortized cost increased by R$107,436 million, or 6.8%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and compulsory deposits in the Central Bank of Brazil.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$55,674 million, or 11.3%, as of December 31, 2023 compared to December 31, 2022, mainly due to an increase of (i) R$47,717 million in securities, mainly in corporate securities, especially in rural product notes (Cédula do Produtor Rural) and debentures; and (ii) R$16,542 million in securities purchased under agreements to resell.

Please see “Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell”, “Note 9 - Financial assets at amortized cost – Securities” to our consolidated financial statements for further details.

Loan and lease operations portfolio increased by R$1,168 million, or 0.1%, as of December 31, 2023, compared to December 31, 2022, mainly due to the increase of R$16,513 million in our individuals loan portfolio, was due to increases of (i) R$7,447 million in mortgage loans; and (ii) R$7,047 million in personal loans. The increase was offset by the decrease of R$16,752 million in foreign loans – Latin America, mainly due to the impact of exchange variations, as well as the fact that we only consolidated the results of Banco Itaú Argentina until July 2023; and (ii) R$2,807 million in our corporate portfolio.

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Loan and Lease Operations, by asset type	As of		Variation

	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Individuals	416,616	400,103	16,513	4.1
Credit card	136,317	135,855	462	0.3
Personal loan	60,992	53,945	7,047	13.1
Payroll loans	73,472	73,633	(161)	(0.2)
Vehicles	33,324	31,606	1,718	5.4
Mortgage loans	112,511	105,064	7,447	7.1
Corporate	136,461	139,268	(2,807)	(2.0)
Micro/Small and Medium Businesses	169,110	164,896	4,214	2.6
Foreign Loans Latin America	188,403	205,155	(16,752)	(8.2)
Total Loan operations and lease operations portfolio	910,590	909,422	1,168	0.1

Please see “Note 10 – Loan and Lease Operations” to our consolidated financial statements for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2023 and December 31, 2022. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation
	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Financial Liabilities	2,001,691	1,836,690	165,001	9.0
At Amortized Cost	1,944,162	1,755,498	188,664	10.7
Deposits	951,352	871,438	79,914	9.2
Securities sold under repurchase agreements	362,786	293,440	69,346	23.6
Interbank market funds, Institutional market funds and other financial liabilities	630,024	590,620	39,404	6.7
At Fair Value Through Profit or Loss	53,331	77,508	(24,177)	(31.2)
Provision for Expected Loss	4,198	3,684	514	14.0
Insurance contracts and private pension	271,546	233,126	38,420	16.5
Provisions	19,744	19,475	269	1.4
Tax liabilities	9,202	6,773	2,429	35.9
Other liabilities	41,867	47,895	(6,028)	(12.6)
Total liabilities	2,344,050	2,143,959	200,091	9.3
Total stockholders’ equity attributed to the owners of the parent company	190,177	167,717	22,460	13.4
Non-controlling interests	8,873	9,390	(517)	(5.5)
Total stockholders’ equity	199,050	177,107	21,943	12.4
Total liabilities and stockholders' equity	2,543,100	2,321,066	222,034	9.6

Total liabilities and stockholders’ equity increased by R$222,034 million, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$79,914 million, or 9.2%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase of R$92,376 million in time deposits, due to our commercial strategy to focus on this product in the Retail Business segment and higher demand for fixed income products.

Please see “Note 15 – Deposits” to our consolidated financial statements for further details.

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Securities sold under repurchase agreements increased by R$69,346 million, or 23.6%, as of December 31, 2023 compared to December 31, 2022, mainly due to an increase of R$61,935 million in government securities.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$39,404 million, or 6.7%, as of December 31, 2023 compared to December 31, 2022, mainly due to increases of R$34,058 million in interbank market funds, especially in mortgage and financial bills, and R$15,137 million in other financial liabilities, mainly in credit card operations, partially offset by a decrease of R$9,791 million in institutional market funds.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other assets and liabilities” to our consolidated financial statements for further details.

Insurance contracts and private pension increased by R$38,420 million, or 16.5%, as of December 31, 2023 compared to December 31, 2022, mainly due to the update of private pension contracts known as PGBL and VGBL, due to the performance of the funds as a result of the increase in private pension contracts index.

Capital Management

Capital Adequacy

Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital and Tier II minimum ratios.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortium administrators (administradoras de consórcios), payment institutions (instituições de pagamento), factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

As of December 31, 2023, our Total Capital reached R$206,862 million, an increase of R$ 21,447 million compared to December 31, 2022. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 17.0% as of December 31, 2023, an increase of 200 basis points compared to 15.0% as of December 31, 2022, driven by the net income for the period.

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Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2023, our Fixed Assets Ratio reached 21.5%, which presents a buffer of R$58,879 million. The ratio leverage reached 7.4% on December 31, 2023, an increase of 20 basis points compared to 7.2% December 31, 2022.

On December 31, 2023, our Tier I Capital ratio reached 15.2%, consisting of 13.7% Common Equity Tier I and of 1.5% Additional Tier I. Our Tier I ratio increased 60 basis points in relation to September 30, 2023, driven by the increase in net income for the period. The Pro forma Tier I considers the extraordinary dividend based on the 2023 result, which will be paid in March 2024, in the amount of R$11 billion.

Please see “Note 32 – Risk and Capital Management” of our consolidated financial statements for further details about regulatory capital.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

Set out below is a discussion of our LCR for the three-month periods ended on December 31, 2023 and 2022 and our NSFR as of December 31, 2023 and 2022.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

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	Three-month period ended,
Liquidity Coverage Ratio	December 31, 2023	December 31,2022
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA)[1]	371,763	325,269
Cash Outflows[2]	384,959	361,902
Cash Inflows[3]	191,181	164,104
Total Net Cash Outflows	193,779	197,798
LCR%	191.8%	164.4%
(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2023 was 191.8% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	2023	2022
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF)¹	1,246,214	1,151,750
Total Required Stable Funding (RSF)²	982,376	922,395
NSFR (%)	126.9%	124.9%
(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2023, our ASF totaled R$1,246.2 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$982.4 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, central governments and transactions with central banks.

As of December 31, 2023, our NSFR was 126.9% and, accordingly, above Central Bank requirements.

Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

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The following table presents our operational liquidity reserve as of December 31, 2023 and 2022:

Operational Liquidity Reserve	As of December 31,		2023 Average Balance(1)
	2023	2022
	(In millions of R$)
Cash	32,001	35,381	32,939
Securities purchased under agreements to resell – Funded position (2)	58,714	34,373	57,681
Unencumbered government securities (3)	147,861	189,279	175,935
Operational reserve	238,576	259,033	266,555
(1) Average calculated based on financial statements.
(2) Net of R$ 9,008 (R$14,576 at 12/31/2022), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.
(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad.

Please see “Note 15 – Deposits” to our consolidated financial statements for further details about funding.

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures in the year ended December 31, 2022 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below shows our capital expenditures for the years ended December 31, 2023, and 2022:

	For the year ended
Capital Expenditures	December 31, 2023	December 31, 2022
	(In millions of R$, except percentages)
Fixed Assets	3,815	2,727
Fixed assets under construction	1,277	905
Land and buildings	1,510	8
Improvements	57	56
Installations, furniture and data processing equipment	942	1,710
Other	29	48
Intangible Assets	5,376	5,768
Goodwill	603	-
Software acquired or internally developed	4,086	4,727
Other intangibles	687	1,041
Total	9,191	8,495

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Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of December 31, 2023. The information described is derived from our consolidated financial statements as of and for the year ended December 31, 2023. As of the date of this Form 6-K, there has been no material change in our capitalization since December 31, 2023.

Capitalization	For the year ended December 31, 2023
	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	480,818	99,316
Securities sold under repurchase agreements	331,405	68,454
Structured notes	2	0
Derivatives	21,951	4,534
Interbank market funds	175,771	36,307
Institutional market funds	11,253	2,324
Other financial liabilities	177,201	36,602
lnsurance contracts and private pension	488	101
Provisions	6,562	1,355
Tax liabilities	3,970	820
Other Non-financial liabilities	35,680	7,370
Total	1,245,101	257,183
Long-term liabilities
Deposits	470,534	97,192
Securities sold under repurchase agreements	31,381	6,482
Structured notes	294	61
Derivatives	30,524	6,305
Interbank market funds	152,874	31,577
Institutional market funds	108,338	22,378
Other financial liabilities	5,147	1,063
lnsurance contracts and private pension	-	-
Provision for Expected Loss	4,198	867
Provisions	13,182	2,723
Tax liabilities	4,672	965
Other Non-financial liabilities	6,186	1,278
Total	827,330	170,890
Income tax and social contribution - deferred	560	116
Non-controlling interests	8,873	1,833
Stockholders’ equity attributed to the owners of the parent company (2)	190,177	39,282
Total capitalization (3)	2,272,042	469,304
BIS ratio (4)	17.0%
(1) Convenience translation at 4.8413 reais per U.S. dollar, the exchange rate in effect on December 31, 2023.
(2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,845,408,318 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our consolidated financial statements as of and for the period ended December 31, 2023.
(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4) Calculated by dividing total regulatory capital by risk weight assets.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments that are described in “Note 13 – Fixed assets,” “Note 14 – Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – I.IV – Maximum Exposure of Financial Assets to Credit Risk” to our consolidated financial statements.

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REGULATORY RECENT DEVELOPMENTS

We are subject to the regulation and supervision of various regulatory entities in the segments we operate. The supervision of these entities is essential to the structure of our business and directly impacts our growth strategies. Our 2022 Form 20-F contains disclosure of the regulations and supervision of various regulatory entities to which we are subject in “Item 4B. Business Overview - Supervision and Regulation.”

We describe below the material regulatory developments applicable to us that took place during the year ended December 31, 2023 and through the date of this Form 6-K.

Instant Payments

The Central Bank implemented an instant payment ecosystem in November 2020. The settlement of the system is centralized at the Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week, all days of the year, the ecosystem increased market competitiveness and efficiency; lowered costs; and enhanced customer experience.

Central Bank Resolution No. 1/20, or the PIX Regulation, came into effect on September 1, 2020, and established the Instant Payment Arrangement, or PIX System, payment scheme, and approved its regulation.

On February 17, 2023, the Central Bank published Resolution No. 293, which establishes additional rules for partnerships and outsourcing arrangements established within the PIX System by market participants, previously defined in Central Bank Resolution No. 269, which defines, among other things, “partnerships” within the PIX scheme as a commercial relationship between two or more institutions directly participating in the PIX scheme and “outsourcing” as a relationship between a participating institution and a non-participating private agent. Central Bank Resolution No. 269 also explicitly prohibits PIX related outsourcing arrangements in two cases: (i) when the third party offers transactional accounts; and (ii) when the third party does not hold a transactional account but initiates payment transactions through an account provided by a participating institution. The first type of outsourcing is expressly forbidden because the agent that holds a transactional account and wishes to offer PIX to its customers must necessarily be a PIX participant itself.

We are not part of any partnership scheme, nor do we outsource PIX System activities, but these changes increase market competitivity.

On September 26, the Central Bank issued Resolution No. 342 and Normative Ruling No. 412, both of which came into effect on September 28, 2023, and enhances rules mostly related to PIX System safety incidents, communication to data subjects when any incidents involving personal data occur and define penalties that institutions participating in the PIX System are subject to in cases of noncompliance with technical and regulatory safety requirements.

On December 7, 2023, the Central Bank issued Resolutions No. 360 and 361, which respectively amend the PIX Regulations and the PIX sanctions manual to include provisions related to Automatic PIX transactions, a new solution within the PIX ecosystem that will allow for PIX payments in automatic installments, which may be used, for instance, for online subscription payments.

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Open Finance

The Brazilian open finance comprises financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach and through a secure, prompt, accurate and convenient manner, data on products and services, customer record data and customer transaction data upon customer’s authorization, via integration of information systems. Open finance also covers the provision of initiation payment services and forwarding loan proposals through digital correspondent agents.

On February 27, 2023, the Central Bank issued Resolution No. 294, which came into effect on April 1, 2023, establishing, among other things, technical requirements, and operational procedures for the Open Finance implementation in Brazil. The main change introduced by this rule is related to the scope of the monitoring function assigned to the governance structure responsible for implementing Open Finance.

On October 26, 2023, the Central Bank issued Joint Resolution No. 7, which came into effect on October 30, 2023, and simplifies the process of renewing consents for data sharing in Open Finance. In order to ease the process for clients, the new rule allows participating institutions, such as us, to offer longer terms than the current 12-month limit for data sharing, while maintaining the provision allowing clients to revoke their consent at any time.

On December 20, 2023, the Central Bank issued Normative Ruling No. 441, through which it published the Open Finance’s Monitoring Manual, detailing the rules and procedures to be followed by the Open Finance Governance Structure. Normative Ruling No. 441 enters into force on March 1, 2024.

Foreign Exchange Transactions and Exposure

On October 17, 2023, the Central Bank issued Resolution No. 348, that came into effect on November 1, 2023. This rule amends prior rules, provides, among other matters, that the execution of simultaneous foreign exchange transactions will no longer be required for foreign direct investments and granting of loans to foreign investors when there is no actual flow of funds involved in the underlying transaction, subject to other conditions as provided in Resolution No. 348. Foreign exchange transactions must still be followed in investments performed by non-resident investors in the Brazilian capital and finance markets.

Implementation of Basel III in Brazil

On March 16, 2023, the Central Bank issued Resolution No. 303, that came into effect on July 1, 2023, which provides for changes in the calculation of the capital requirement related to credit risk exposures calculated through the internal ratings-based, or IRB, approach (RWACIRB). Resolution No. 303 introduces limits for some parameters, reduces the set of portfolios eligible to the IRB approaches and introduces several improvements to the applicable prudential regulation, including flexibility in the application process for the use of the IRB approaches, which now allows partial adoption by the institution, for specific portfolios. While the rule is applicable to financial institutions classified in segments S1, such as us, and S2, according to classifications issued by the Central Bank for the purposes of the proportional application of prudential regulation according to systemic risk, as of the date of this report, none of the institutions included in these segments, including us, uses IRB approaches, since adoption is optional and subject to prior approval by the Central Bank.

On April 26, 2023, the Central Bank issued Resolution No. 313, which will come into effect on July 1, 2024. This rule addresses the second phase of BCBS’ market risk framework (Fundamental Review of the Trading Book or “FRTB”), establishing the procedures for the daily calculation, using a standardized approach, of the portion of RWA related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading portfolio (RWADRC). The changes provided by the rule include the separation of the calculation of capital requirement of exposures subject to credit risk classified in the trading book from those classified in the banking book, enabling the elimination of exposure protected by credit derivatives and encouraging institutions to include this hedging mechanism in their portfolios, in order to lower effective exposure to risk.

On November 28, 2023, the Central Bank issued Resolution No. 356, which comes into effect by January 2025 and replaces the three calculation methodologies for required capital for risk-weighted assets (RWAOPAD) currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.

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Pillar 3 Report

On March 23, 2023, the Central Bank issued Resolution No. 306, that alters several prudential rules to include in their scope of applicable regulatory conglomerates (conglomerados prudenciais) led by payment institutions. Among other changes, two new topic sections were included in the Pillar 3 report. The first deals with the comparison between the RWA amounts calculated through the standard approach and through the IRB approaches, and the second with the disclosure of information related to assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect.

New Rules on Accounting Standards

On March 28, 2023, the Central Bank issued Resolution No. 309, establishing, among other things, accounting procedures to (i) define the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; (ii) define the methodology for determining the effective interest rate of financial instruments; (iii) establish parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk; and (iv) detail the information on financial instruments to be disclosed in explanatory notes. Resolution No. 309 will enter into effect on January 1, 2025, and it is in line with international pronouncement “IFRS 9 – Financial Instruments” issued by the IASB, applying to the individual statements of financial institutions operating in Brazil.

On October 20, 2023, the CVM issued Resolution No. 193, which came into effect on November 1, 2023 and establishes that publicly listed companies in Brazil (such as us), investment funds and securitization companies must prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board, or ISSB. The compliance with such standards will become mandatory as of the fiscal years beginning on January 1, 2026.

New Regulatory Regime Applicable to Credit Derivatives

On April 20, 2023, the National Monetary Council, or CMN, issued Resolution No. 5,070, which entered into effect on June 1, 2023 and overhauled the rules governing the performance of credit derivative operations by financial institutions and other institutions authorized to operate by the Central Bank. The regulation considers two types of credit derivative: the credit default swap, or CDS, and the total return swap, or TRS. Among other matters, the regulation adjusts certain terms in line with the standards proposed by the International Swaps and Derivatives Association, or ISDA; updates the list of institutions able to act as a counterparty receiving credit risk in transactions carried out with financial institutions; enables the possibility to specify credit indices, asset indices, baskets or reference portfolios as reference entities and obligations of the credit derivatives; permits the performance of credit derivatives with financial flows denominated or referenced in currency or price indices other than those denominating or indexing the reference obligation; permits for credit derivatives to have reference obligations of lower liquidity, as long as their pricing methodology complies with the rules contained in the regulatory framework applicable to derivatives; the expansion of the list of institutions able to act as suppliers of quoted values for the reference obligations, including regulatory or self-regulatory entities and international trading platforms; and the flexibilization of the requirement for maintaining ownership of the reference obligation by the counterparty transferring the risk, which will now be mandatory only in cases where the reference obligation is one or more credit or leasing transactions.

Fraud Prevention

The CMN and the Central Bank issued the Joint Resolution No. 6 and Resolution No. 343, which establish the obligation for financial institutions and other entities authorized by the Central Bank to share among each other information about frauds occurred within the National Financial System (Sistema Financeiro Nacional, or SFN), and Brazilian Payment System (Sistema de Pagamentos Brasileiro, or SPB), subject to the client’s prior contractual consent. The rule aims at reducing the asymmetry of data and information faced by these institutions to support procedures and controls in their fraud prevention processes, as well as improve their practices. Both resolutions entered into effect on November 1, 2023.

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Changes to Risk Management Requirements

On June 29, 2023, the CMN issued Resolution No. 5,089, which amends prior regulation and introduces changes to risk management requirements applicable to financial institutions, such as us. Previously, country and transfer risks were included in the definition of credit risk. Pursuant to the new rule, they will now be considered autonomous risks. Under the new rule, country risk is defined as the possibility of losses associated or incurred due to events related to foreign jurisdictions, which includes sovereign risk, in the case of exposure to the central government of a foreign jurisdiction; and indirect country risk, in case of an event related to a foreign jurisdiction other than the one where the counterparty or the issuer of the risk mitigating instrument is located, associated with the exposure assumed by the applicable financial conglomerate, when the counterparty or the issuer may be significantly impacted by the respective event.

Transfer risk is now defined as the possibility of occurrence of obstacles in the currency conversion of the funds required for the settlement of obligations towards the financial conglomerate if these funds are held in a jurisdiction other than that where the respective settlement will take place.

The amendments introduced by Resolution No. 5,089 entered into effect on January 1, 2024.

Limitations on Interest Rates Charged on Revolving Credit Charged in Connection with The Financing of Credit Card and Other Post-Paid Instrument Invoices

On October 3, 2023, the President of Brazil sanctioned Law No. 14,690, which introduces limitations to the interest rates charged on revolving credit charged in connection with the financing of credit card and other post-paid instrument invoices and ratifies the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the size of the debtor’s debt (Desenrola Brasil).

On December 21, 2023, the CMN and Central Bank issued Resolution No. 5,112 and Resolution No. 365, respectively, providing that the interest and other financial fees charged over the financing of the outstanding balance of credit card and other post-paid instrument invoices may not exceed the principal amount of the financed debt. Furthermore, the new rules establish other measures to prevent debtor default and consumer over-indebtedness, including requirements that should be added in the credit card bills and other post-paid instrument invoices, such as the adoption of financial education measures; and rules related to the portability of credit transactions granted in the context of post-paid payment instrument (such as credit cards) financings.

Resolution No. 5,112 entered into force on its publication date (December 26, 2023), but the provisions on limitation on interest rates became applicable to all new financings from January 3, 2024 on and portability rules will come into force on July 1, 2024.

Other Recent Developments

Central Bank establishes guidelines for acceptance of Bank Credit Certificates as collateral for the issuance of Financial Liquidity Lines

On March 3, 2023, the Central Bank defined basic guidelines for the acceptance of Bank Credit Certificates (Cédulas de Crédito Bancário, or CCBs) as eligible collateral in the context of the issuance of Financial Liquidity Lines (Linhas Financeiras de Liquidez, or LFL) by the Central Bank, which aims at directing and coordinating the market for the developments necessary for effective operation as of the first quarter of 2024. In summary, book-entry and notarial CCBs deposited in Central Depositaries of financial assets will be eligible as collateral for LFLs.

The LFL were established by the Central Bank in 2021, as a structural measure to improve its operational framework for the purposes of supplying liquidity to the National Financial System, whether in response to market-wide dysfunctions or specific problems in some institutions. Currently, the only assets eligible to be offered as collateral are debentures and commercial certificates. These changes are expected to be implemented in the first quarter of 2024.

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Central Bank issues regulations on the registration and centralized deposit of real estate receivables

On March 28, 2023, the Central Bank issued Resolution No. 308, which came into effect on May 2, 2023. Resolution No. 308 regulates the activities of registration and centralized deposit of real estate receivables associated with real estate projects, and mainly enables, at the discretion of the market participants, the use of the services provided by the registering entities and central depositaries and the structure of the systems managed by these institutions to improve the management process of real estate receivables and the broader and more transparent access to the receivables agendas by potential financiers, which could contribute to the access to better credit conditions for developers and subdivision owners.

The Brazilian Federal Government empowers the Central Bank to regulate virtual assets market

On June 13, 2023, the Brazilian government issued the Decree No. 11,563, which came into effect on June 20, 2023, and regulates the virtual assets market law (Law No. 14,478 of December 21, 2022, or Law No. 14,478), and designates the Central Bank as the authority in charge of regulating and overseeing this market within the scope of this law.

New Brazilian transfer pricing legislation is published

On June 14, 2023, Law No. 14,596 was issued and changed the transfer pricing legislation by regulating the convergence of the Brazilian model to standards applied by the Organization for Economic Co-operation and Development, or OECD. Under the new law, the allocation of taxable profits in cross-border transactions between related parties will start in accordance with international guidelines and the arm's length principle, departing from the fixed-margin methodologies previously applied in Brazil. Several provisions of this law pend further regulation.

Law No. 14,596 entered into effect on January 1, 2024. Taxpayers may opt to anticipate the effects of Law No. 14,596, pursuant to its section 45, a specific provision which entered into effect on its publication date (June 15, 2023).

Central Bank issues rule regulating prudential treatment for exposures to receivables from public entities (precatórios)

The Brazilian financial system’s current exposure to receivables from public entities (precatórios) is less than 0.1% of its assets. Nevertheless, there has been a recent trend towards an increase in these assets on the balance sheets of financial institutions. Given this context, the Central Bank decided to regulate the prudential treatment of such exposures. On October 5, 2023, the Central Bank issued Resolution No. 346, which establishes specific prudential treatment for financial institutions' exposure to receivables from public entities (precatórios) by recognizing the different risks involved in each stage of the legal proceeding that recognizes the receivables are due and payable, as well as the difference between precatórios and pre-precatório payments against the Federal Government and those owed by states, the Federal District and municipalities. The resolution incorporates prior regulation that defines the procedures for calculating the portion of RWA, relating to credit risk exposures subject to the calculation of the capital requirement using a standard approach (RWACPAD), and entered into effect on January 2, 2024.

Brazilian Congress issues Law reforming rules applicable to the perfection and enforcement of in rem collateral

On October 30, 2023, Bill of Law No. 4,188/2021, known as the Legal Framework for Guarantees, was sanctioned by the President of Brazil, resulting in the publication of Law No. 14,711. The rule introduces important changes to the legal framework for collateral, and the result is expected to be greater legal security, a reduction in the spread on secured loans and greater availability of credit to borrowers. Its principal aim is to tackle the current problem of dead capital in the fiduciary sale of real estate – that is, the impossibility of the same property being used as collateral more than once. Thus, Law No. 14,711 promotes the following changes to Brazilian civil law in order to resolve the issue: (i) allowing a new fiduciary sale of the same property; (ii) the extension of the current guarantee to a new debt; and (iii) the introduction of the collateral agent into the Brazilian legal system. The new law also introduces several improvements related to the perfection and extrajudicial enforcement of collateral, including amendments and revocations of outdated laws, changes to collateral registration rules etc.

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The Central Bank issues rule regarding the registration of credit card receivables

On October 30, the Central Bank issued Resolution No. 349, which entered into effect on November 3, 2023, establishes the need for registration of receivables arising from transactions within the scope of payment schemes based on postpaid accounts (i.e., credit cards and other postpaid payment instruments) that are part of the Brazilian payment system. This rule improves measures adopted by prior rule that already aimed the time effectiveness for merchants to terminate prepayment of receivables agreements with acquirers. Merchant acquiring payment institutions (such as our subsidiary, Redecard Instituição de Pagamento S.A.) and registration entities have until April 1, 2024 to comply with these new obligations.

Central Bank digital currency, the “Real Digital,” or DREX

Currently, the Central Bank is holding a pilot project with respect to the creation of a national digital currency, called DREX. There are several rules governing the pilot project, such as Vote No. 31/2023, issued on March 6, 2023, pursuant to which the Central Bank reviewed the guidelines applicable to the DREX involving, among other matters (i) that tokenized assets will follow their respective regulatory regimes, so as not to generate asymmetry between the current and tokenized forms of these assets; (ii) the emphasis on the design of a distributed ledger technology, or DLT, that enables the registration of assets of various natures and the incorporation of technologies with smart contracts and programmable currency; and (iii) total adherence to the regulations concerning secrecy, data protection, and anti-money laundering.

Additionally, on April 27, 2023, the Central Bank issued Resolution No. 315, which establishes formal rules applicable to the pilot project of the “Real Digital” and institutes the Executive Management Committee of the “Real Digital” platform.

Resolution No. 315 provides that a select group of financial institutions subject to Central Bank supervision and that necessarily have the capacity to test, based on their corresponding business model, transactions involving the issuance, redemption or transfer of financial assets, as well as executing the simulation of financial flows resulting from trading events, when applicable to financial assets subject to the test, would be allowed to participate in the pilot project. On May 24, 2023, the regulator disclosed a list of 14 selected participants, which included us. The Central Bank will begin incorporating participants into the Real Digital Pilot platform by mid-June 2023.

Resolution No. 315 also establishes that, during the conduction of the pilot project, a forum will be created for the exchange of information and adequate orientation of the expectations in relation to the development of the “Real Digital” platform and the proposed tests.

Brazil's consumption tax reform is enacted

On December 20, 2023, the approved tax reform was converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes being implemented in 2026. The tax reform provides for the replacement of 5 taxes by two new value-added taxes, the Tax on Goods and Services (Imposto sobre Bens e Serviços, or IBS) and the Contribution on Goods and Services (Contribuição sobre Bens e Serviços, or CBS) within a 7-year transition period. The current taxes on consumption that will be replaced by the IBS and CBS include (i) tax on distribution of goods and services (Imposto sobre Circulação de Mercadorias e Serviços, or ICMS); (ii) tax on services (Imposto sobre Serviços, or ISS); (iii) tax on manufactured products (Imposto sobre Produtos Industrializados, or IPI); (iv) the Profit Participation Program Contribution (Programa de Integração Social, or PIS), and Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social, or COFINS). The approved text of the tax reform also provides authorization for the Brazilian government to introduce a selective tax on goods and services that are harmful to health and/or the environment.

The Brazilian Federal Government provides changes to taxation over applications and offshore entities

Law No. 14,754, sanctioned by the President of Brazil on December 12, 2023, introduces changes to taxation rules concerning offshore entities and certain investments held by Brazilian residents abroad. Notable modifications include automatic taxation of offshore profits at a 15% annual rate starting December 31 of each year, with profits assessed until December 31, 2023, taxed only upon distribution to Brazilian tax residents. The law also offers a transparent structure allowing individuals to declare assets directly or indirectly owned. Additionally, it imposes taxation on income earned from January 1, 2024 onwards, based on the applicable regime for each asset, and permits cost updating for assets held abroad to reflect their market value as of December 31, 2023. The law came into effect upon its publication on December 13, 2023, with certain provisions applying from January 1, 2024.

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The Central Bank and the CMN issues rule about financial education measures to be adopted by financial institutions

On December 26, 2023, the CMN and the Central Bank published Joint Resolution No. 8 (Resolution 8/2023), which requires the institutions authorized to operate by the Central Bank to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy the provision of financial literacy content and tools in an appropriate language, channel, and timing in order to suit them to the characteristics and needs of clients and users. This rule will enter into effect on July 1, 2024.

Changes to rules applicable to agribusiness receivables certificates, real estate receivables certificates and other incentivized instruments

On February 1, 2024, the CMN issued Resolution No. 5,118 and Resolution No. 5,119, introducing changes to the collateral eligibility and maturity periods for agribusiness receivables certificates, or CRAs, real estate receivables certificates, or CRIs, agribusiness credit letters, or LCAs, real estate credit letters, or LCIs, and guaranteed real estate letters, or LIGs. Resolution No. 5,118 restricts CRIs and CRAs from being backed by debt securities of publicly held companies, financial institutions (such as us) or related parties unless the primary business of the underlying debtor aligns with real estate or agribusiness. The changes come into effect immediately for new issuances, but do not affect existing contracts. Resolution No. 5,119 prohibits LCAs from funding rural credit with federal subsidies, gradually limits certain credit instruments from being used as collateral until July 1, 2025, extends the minimum maturity for LCAs to nine months, and aligns LCIs and LIGs with real estate credit types, extending their minimum maturity to twelve months. The resolutions took effect on February 2, 2024, except for the prohibition on using LCA proceeds for rural credit with federal subsidies, which will come into force on July 1, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2024

Itaú Unibanco Holding S.A.

By: /s/ Milton Maluhy Filho
Name: Milton Maluhy Filho
Title: Chief Executive Officer

By: /s/ Alexsandro Broedel
Name: Alexsandro Broedel
Title: Chief Financial Officer

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FINANCIAL STATEMENTS

34

www.pwc.com.br

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Consolidated financial statements at December 31, 2023

and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2023 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2023, the consolidated financial performance and the consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation).

Basis for opinion
We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the Consolidated Financial Statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our 2023 year audit. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2(c)IV, 2(c)IV.I, 2(c)IV.III, 4 to 10 and 28)

The provision for expected loss continued to be an area of focus in our audit, as it involves Management's judgment in determining the necessary provision through the application of methodology and processes which use certain assumptions, including, among others, prospective information, and criteria for determining a significant increase or decrease in credit risk.

Furthermore, management regularly reviews the judgments and estimates used in determining the Provision for Loan Losses.

The financial instruments measured at fair value include operations with low liquidity and/or no active market, which are substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that include Management assumptions in their fair valuation.

Furthermore, market risk management is complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available.

These matters also continued to be a focus of our 2023 year audit due to the relevance and subjectivity mentioned above.

We confirmed our understanding of the process of measurement the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9.

Regarding the provision for expected loss methodology, we performed a number of audit procedures substantially related to the:

(i) analysis of management's accounting policies in comparison with IFRS 9 requirements;

(ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we tested management's documentation of the guarantees, the credit renegotiations, the counterparty's risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) testing of data inputs to the models and, where available, comparing certain data and assumptions with market information; and (v) analysis over Management's disclosures in the financial statements in order to comply with IFRS 7 - Financial Instruments: Disclosures and IFRS 9.

We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the consolidated financial statements.

Regarding the measurement of financial assets and financial liabilities, we applied the following main audit procedures: i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample

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Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

basis, the recalculation of the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods.

We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements.

Information technology environment

The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements.

Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, a substantial part of the Bank and its subsidiaries' teams are performing their activities partially remotely (home office), considering the technology processes and infrastructure to maintain the continuity of operations.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures performed comprised the combination of relevant tests of design and effectiveness of controls as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of technology infrastructure.

The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures.

Provisions and contingent liabilities (Notes 2(c)XII and 29)

The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database.

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Itaú Unibanco Holding S.A.

Why it is a Key Audit Msatter	How the matter was addressed in the audit

In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording, and disclosing the provision and contingent liabilities required items, we continue to consider this an area of audit focus.

We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding.

Also, in a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes are appropriate.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
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Itaú Unibanco Holding S.A.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the year ended December 31, 2023 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 5, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

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Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Assets	Note	12/31/2023	12/31/2022
Cash		32,001	35,381
Financial assets		2,384,618	2,170,219
At Amortized Cost		1,686,225	1,578,789
Compulsory deposits with the Central Bank of Brazil		145,404	115,748
Interbank deposits	4	51,007	59,592
Securities purchased under agreements to resell	4	238,321	221,779
Securities	9	260,743	213,026
Loan and lease operations	10	910,590	909,422
Other financial assets	18a	127,699	109,909
(-) Provision for expected loss	4, 9, 10	(47,539)	(50,687)
At Fair Value through Other Comprehensive Income		130,039	126,748
Securities	8	130,039	126,748
At Fair Value through Profit or Loss		568,354	464,682
Securities	5	511,752	385,099
Derivatives	6, 7	55,251	78,208
Other financial assets	18a	1,351	1,375
Insurance contracts	27	141	23
Tax assets		64,521	59,645
Income tax and social contribution - current		993	1,647
Income tax and social contribution - deferred	24b I	53,691	51,634
Other		9,837	6,364
Other assets	18a	20,027	17,474
Investments in associates and joint ventures	11	9,293	7,443
Fixed assets, net	13	9,135	7,767
Goodwill and Intangible assets, net	14	23,364	23,114
Total assets		2,543,100	2,321,066
The accompanying notes are an integral part of these consolidated financial statements.

F-1

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Liabilities and stockholders' equity	Note	12/31/2023	12/31/2022
Financial Liabilities		2,001,691	1,836,690
At Amortized Cost		1,944,162	1,755,498
Deposits	15	951,352	871,438
Securities sold under repurchase agreements	17a	362,786	293,440
Interbank market funds	17b	328,645	294,587
Institutional market funds	17c	119,591	129,382
Other financial liabilities	18b	181,788	166,651
At Fair Value through Profit or Loss		53,331	77,508
Derivatives	6, 7	52,475	76,861
Structured notes	16	296	64
Other financial liabilities	18b	560	583
Provision for Expected Loss	10	4,198	3,684
Loan commitments		3,311	2,874
Financial guarantees		887	810
Insurance contracts and private pension	27	271,546	233,126
Provisions	29	19,744	19,475
Tax liabilities	24c	9,202	6,773
Income tax and social contribution - current		3,970	2,950
Income tax and social contribution - deferred	24b II	560	345
Other		4,672	3,478
Other liabilities	18b	41,867	47,895
Total liabilities		2,344,050	2,143,959
Total stockholders’ equity attributed to the owners of the parent company		190,177	167,717
Capital	19a	90,729	90,729
Treasury shares	19a	(11)	(71)
Capital reserves	19c	2,620	2,480
Revenue reserves	19c	104,465	86,209
Other comprehensive income		(7,626)	(11,630)
Non-controlling interests	19d	8,873	9,390
Total stockholders’ equity		199,050	177,107
Total liabilities and stockholders' equity		2,543,100	2,321,066
The accompanying notes are an integral part of these consolidated financial statements.

F-2

Itaú Unibanco Holding S.A.
Consolidated Statement of Income
(In millions of reais, except for number of shares and earnings per share information)
	Note	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021 (*)
Operating Revenues		154,971	142,279	126,374
Interest and similar income	21a	222,385	189,165	129,253
Interest and similar expenses	21b	(158,250)	(116,747)	(69,305)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	29,145	13,325	16,678
Foreign exchange results and exchange variations in foreign transactions		4,432	1,280	(1,417)
Commissions and Banking Fees	22	45,731	44,566	42,324
Income from Insurance Contracts and Private Pension		6,613	5,407	5,354
Operating Income from Insurance Contracts and Private Pension, net of Reinsurance	27	6,132	5,328	-
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(28,585)	(21,873)	-
Income from Financial Assets related to Insurance Contracts and Private Pension		29,066	21,952	-
Revenues from insurance premiums and private pensions		-	-	15,023
Change in provision for insurance and private pension		-	-	(9,669)
Other income		4,915	5,283	3,487
Expected Loss from Financial Assets		(30,445)	(27,737)	-
Expected Loss from Financial Assets and Claims		-	-	(14,379)
Expected Loss with Loan and Lease Operations	10c	(31,563)	(28,150)	(14,001)
Expected Loss with Other Financial Asset, net		1,118	413	1,222
(Expenses) / Recovery of claims		-	-	(1,600)
Operating Revenues Net of Expected Losses from Financial Assets		124,526	114,542	-
Operating Revenues Net of Expected Losses from Financial Assets and Claims		-	-	111,995
Other operating income / (expenses)		(84,826)	(77,848)	(69,764)
General and administrative expenses	23	(75,759)	(68,930)	(62,549)
Tax expenses		(9,987)	(9,590)	(8,379)
Share of profit or (loss) in associates and joint ventures	11	920	672	1,164
Income / (loss) before income tax and social contribution		39,700	36,694	42,231
Current income tax and social contribution	24a	(8,685)	(6,595)	(6,661)
Deferred income tax and social contribution	24a	2,862	143	(7,186)
Net income / (loss)		33,877	30,242	28,384
Net income attributable to owners of the parent company	25	33,105	29,207	26,760
Net income / (loss) attributable to non-controlling interests	19d	772	1,035	1,624

Earnings per share - basic	25
Common		3.38	2.98	2.74
Preferred		3.38	2.98	2.74
Earnings per share - diluted	25
Common		3.36	2.96	2.72
Preferred		3.36	2.96	2.72
Weighted average number of outstanding shares - basic	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,840,883,862	4,840,703,872	4,818,741,579
Weighted average number of outstanding shares - diluted	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,908,283,361	4,900,469,300	4,873,042,114
(*) Information prepared in conformity with IFRS 4 - Insurance Contracts.
The accompanying notes are an integral part of these consolidated financial statements.

F-3

Itaú Unibanco Holding S.A.
Consolidated Statement of Comprehensive Income
(In millions of reais)
	Note	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income / (loss)		33,877	30,242	28,384
Financial assets at fair value through other comprehensive income		4,681	(3,442)	(3,248)
Change in fair value		5,443	(5,659)	(7,611)
Tax effect		(1,105)	1,373	3,320
(Gains) / losses transferred to income statement		624	1,534	2,086
Tax effect		(281)	(690)	(1,043)
Hedge		684	(34)	699
Cash flow hedge	7	236	65	549
Change in fair value		457	162	998
Tax effect		(221)	(97)	(449)
Hedge of net investment in foreign operation	7	448	(99)	150
Change in fair value		848	(148)	194
Tax effect		(400)	49	(44)
Insurance contracts and private pension		(710)	796	-
Change in discount rate		(1,192)	1,349	-
Tax effect		482	(553)	-
Remeasurements of liabilities for post-employment benefits (1)		(324)	(34)	45
Remeasurements	26	(584)	(65)	74
Tax effect		260	31	(29)
Foreign exchange variation in foreign investments		(327)	(3,026)	(323)
Total other comprehensive income		4,004	(5,740)	(2,827)
Total comprehensive income		37,881	24,502	25,557
Comprehensive income attributable to the owners of the parent company		37,109	23,467	23,933
Comprehensive income attributable to non-controlling interests		772	1,035	1,624
1) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.

F-4

Itaú Unibanco Holding S.A.
Consolidated Statement of Changes in Stockholders’ Equity
(In millions of reais)
		Note	Attributed to owners of the parent company										Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
			Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Other comprehensive income
								Financial assets at fair value through other comprehensive income (1)	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)
Total - 01/01/2021			97,148	(907)	2,326	47,347	-	848	-	(1,531)	6,854	(9,092)	142,993	11,532	154,525
Transactions with owners			-	379	111	-	-	-	-	-	-	-	490	(1,414)	(924)
Result of delivery of treasury shares		19, 20	-	379	193	-	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans			-	-	(82)	-	-	-	-	-	-	-	(82)	-	(82)
(Increase) / Decrease to the owners of the parent company		2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(1,414)	(1,414)
Partial spin-off		3	(6,419)	-	(187)	(3,457)	-	77	-	-	(23)	24	(9,985)	-	(9,985)
Dividends			-	-	-	-	(1,466)	-	-	-	-	-	(1,466)	(130)	(1,596)
Interest on capital			-	-	-	-	(5,607)	-	-	-	-	-	(5,607)	-	(5,607)
Reversal of Dividends or Interest on capital - declared after previous period			-	-	-	166	-	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital			-	-	-	-	102	-	-	-	-	-	102	-	102
Corporate reorganization		2c I, 3	-	-	-	1,547	-	-	-	-	-	-	1,547	-	1,547
Other (3)			-	-	-	769	-	-	-	-	-	-	769	-	769
Total comprehensive income			-	-	-	-	26,760	(3,325)	-	45	(300)	675	23,855	1,624	25,479
Net income			-	-	-	-	26,760	-	-	-	-	-	26,760	1,624	28,384
Other comprehensive income for the period			-	-	-	-	-	(3,325)	-	45	(300)	675	(2,905)	-	(2,905)
Appropriations:
Legal reserve			-	-	-	1,312	(1,312)	-	-	-	-	-	-	-	-
Statutory reserve			-	-	-	18,477	(18,477)	-	-	-	-	-	-	-	-
Total - 12/31/2021		19	90,729	(528)	2,250	66,161	-	(2,400)	-	(1,486)	6,531	(8,393)	152,864	11,612	164,476
Change in the period			(6,419)	379	(76)	18,814	-	(3,248)	-	45	(323)	699	9,871	80	9,951
Total - 01/01/2022			90,729	(528)	2,250	65,985	-	(2,542)	-	(1,486)	6,531	(8,393)	152,546	11,612	164,158
Transactions with owners			-	457	230	-	-	-	-	-	-	-	687	(2,964)	(2,277)
Result of delivery of treasury shares		19, 20	-	457	64	-	-	-	-	-	-	-	521	-	521
Recognition of share-based payment plans			-	-	166	-	-	-	-	-	-	-	166	-	166
(Increase) / Decrease to the owners of the parent company		2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(2,964)	(2,964)
Dividends			-	-	-	-	-	-	-	-	-	-	-	(293)	(293)
Interest on capital			-	-	-	-	(9,844)	-	-	-	-	-	(9,844)	-	(9,844)
Unclaimed dividends and Interest on capital			-	-	-	-	119	-	-	-	-	-	119	-	119
Corporate reorganization		2c I, 3	-	-	-	36	-	-	-	-	-	-	36	-	36
Other (3)			-	-	-	774	-	-	-	-	-	-	774	-	774
Total comprehensive income			-	-	-	-	29,139	(3,442)	796	(34)	(3,026)	(34)	23,399	1,035	24,434
Net income			-	-	-	-	29,207	-	-	-	-	-	29,207	1,035	30,242
Other comprehensive income for the period			-	-	-	-	(68)	(3,442)	796	(34)	(3,026)	(34)	(5,808)	-	(5,808)
Appropriations:
Legal reserve			-	-	-	1,485	(1,485)	-	-	-	-	-	-	-	-
Statutory reserve			-	-	-	17,929	(17,929)	-	-	-	-	-	-	-	-
Total -	12/31/2022	19	90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Change in the period			-	457	230	20,224	-	(3,442)	796	(34)	(3,026)	(34)	15,171	(2,222)	12,949
Total - 01/01/2023			90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Transactions with owners			-	60	140	-	-	-	-	-	-	-	200	(924)	(724)
Acquisition of treasury shares		19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares		19, 20	-	749	(2)	-	-	-	-	-	-	-	747	-	747
Recognition of share-based payment plans			-	-	142	-	-	-	-	-	-	-	142	-	142
(Increase) / Decrease to the owners of the parent company		2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(924)	(924)
Dividends			-	-	-	11,000	(11,000)	-	-	-	-	-	-	(365)	(365)
Interest on capital			-	-	-	-	(12,315)	-	-	-	-	-	(12,315)	-	(12,315)
Unclaimed dividends and Interest on capital			-	-	-	-	53	-	-	-	-	-	53	-	53
Corporate reorganization		2c I, 3	-	-	-	265	-	-	-	-	-	-	265	-	265
Other (3)			-	-	-	(2,852)	-	-	-	-	-	-	(2,852)	-	(2,852)
Total comprehensive income			-	-	-	-	33,105	4,681	(710)	(324)	(327)	684	37,109	772	37,881
Net income			-	-	-	-	33,105	-	-	-	-	-	33,105	772	33,877
Other comprehensive income for the period			-	-	-	-	-	4,681	(710)	(324)	(327)	684	4,004	-	4,004
Appropriations:
Legal reserve			-	-	-	1,669	(1,669)	-	-	-	-	-	-	-	-
Statutory reserve			-	-	-	8,174	(8,174)	-	-	-	-	-	-	-	-
Total - 12/31/2023		19	90,729	(11)	2,620	104,465	-	(1,303)	86	(1,844)	3,178	(7,743)	190,177	8,873	199,050
Change in the period			-	60	140	18,256	-	4,681	(710)	(324)	(327)	684	22,460	(517)	21,943
1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2) Includes cash flow hedge and hedge of net investment in foreign operation.
3) Includes Argentina´s hyperinflation adjustment.
The accompanying notes are an integral part of these consolidated financial statements.

F-5

Itaú Unibanco Holding S.A.
Consolidated Statement of Cash Flows
(In millions of reais)
	Note	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Adjusted net income		91,638	96,446	93,298
Net income		33,877	30,242	28,384
Adjustments to net income:		57,761	66,204	64,914
Share-based payment		200	234	(20)
Effects of changes in exchange rates on cash and cash equivalents		11,529	24,279	19,941
Expected loss from financial assets		30,445	27,737	14,379
Income from interest and foreign exchange variation from operations with subordinated debt		2,948	1,708	24,279
Financial income from insurance contracts and private pension	27	28,585	21,873	9,669
Depreciation and amortization		5,652	4,796	4,233
Expense from update / charges on the provision for civil, labor, tax and legal obligations		799	1,288	578
Provision for civil, labor, tax and legal obligations		4,418	2,882	3,565
Revenue from update / charges on deposits in guarantee		(913)	(1,018)	(376)
Deferred taxes (excluding hedge tax effects)	24b	2,130	3,209	10,024
Income from share in the net income of associates and joint ventures and other investments		(920)	(672)	(1,164)
Income from financial assets - at fair value through other comprehensive income		612	1,534	2,086
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(20,133)	(16,863)	(18,311)
Income from interest and foreign exchange variation of financial assets at amortized cost		(7,697)	(7,364)	(6,541)
(Gain) / loss on sale of investments and fixed assets		1,255	-	(565)
Other	23	(1,149)	2,581	3,137
Change in assets and liabilities		(14,145)	33,187	(38,992)
(Increase) / decrease in assets
Interbank deposits		4,583	10,379	(5,590)
Securities purchased under agreements to resell		3,137	(42,595)	61,293
Compulsory deposits with the Central Bank of Brazil		(29,656)	(5,356)	(20,333)
Loan operations		(34,191)	(106,975)	(126,493)
Derivatives (assets / liabilities)		(745)	4,460	(8,842)
Financial assets designated at fair value through profit or loss		(126,653)	(20,132)	24,104
Other financial assets		(16,853)	(15,215)	(2,999)
Other tax assets		(2,819)	(409)	1,910
Other assets		(6,606)	(9,506)	506
(Decrease) / increase in liabilities
Deposits		79,914	21,066	41,362
Deposits received under securities repurchase agreements		69,346	40,592	(20,516)
Funds from interbank markets		34,058	117,442	21,110
Funds from institutional markets		(1,928)	11,243	208
Other financial liabilities		15,114	32,971	15,343
Financial liabilities at fair value throught profit or loss		233	(50)	(29)
Insurance contracts and private pension		9,125	(2,603)	(17,293)
Provisions		1,165	(1,551)	709
Tax liabilities		3,234	41	(898)
Other liabilities		(6,523)	5,259	3,341
Payment of income tax and social contribution		(8,080)	(5,874)	(5,885)
Net cash from / (used in) operating activities		77,493	129,633	54,306
Dividends / Interest on capital received from investments in associates and joint ventures		583	336	661
Cash upon sale of investments in associates and joint ventures		244	-	623
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc		-	-	(10)
Cash upon sale of fixed assets		193	505	172
Termination of intangible asset agreements		134	17	95
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		18,219	(2,190)	14,028
(Purchase) / redemptions of financial assets at amortized cost		(40,087)	(62,783)	(11,296)
(Purchase) of investments in associates and joint ventures		(1,325)	(660)	(33)
(Purchase) of fixed assets		(3,815)	(2,727)	(1,414)
(Purchase) of intangible assets	14	(5,376)	(5,768)	(7,667)
Net cash from / (used in) investment activities		(31,230)	(73,270)	(4,841)
Subordinated debt obligations raisings		2,170	1,004	8,229
Subordinated debt obligations redemptions		(12,981)	(23,208)	(32,388)
Change in non-controlling interests stockholders		(923)	(2,964)	(1,414)
Acquisition of treasury shares		(689)	-	-
Result of delivery of treasury shares		689	453	510
Dividends and interest on capital paid to non-controlling interests		(366)	(293)	(130)
Dividends and interest on capital paid		(10,348)	(6,706)	(6,267)
Net cash from / (used in) financing activities		(22,448)	(31,714)	(31,460)
Net increase / (decrease) in cash and cash equivalents	2c III	23,815	24,649	18,005
Cash and cash equivalents at the beginning of the period		104,257	103,887	105,823
Effects of changes in exchange rates on cash and cash equivalents		(11,529)	(24,279)	(19,941)
Cash and cash equivalents at the end of the period		116,543	104,257	103,887
Cash		32,001	35,381	44,512
Interbank deposits		8,582	12,584	12,555
Securities purchased under agreements to resell - Collateral held		75,960	56,292	46,820
Additional information on cash flow (Mainly operating activities)
Interest received		208,243	213,820	131,661
Interest paid		115,518	107,468	73,458
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Spin-off of XP Inc. investment		-	-	9,975
Increase of Equity Interest in ITAÚ CHILE		-	961	-
Dividends and interest on capital declared and not yet paid		4,799	4,506	2,864
The accompanying notes are an integral part of these consolidated financial statements.

F-6

Itaú Unibanco Holding S.A.

Notes to the Consolidated Financial Statements

At 12/31/2023 and 12/31/2022 for balance sheet accounts and from 01/01 to 12/31 of 2023, 2022 and 2021 for income statement

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

These Consolidated Financial Statements were approved by the Board of Directors on February 05, 2024.

Note 2 - Significant accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”).

ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation.

F-7

b) New accounting standards changes and interpretations of existing standards

I - Applicable for period ended December 31, 2023

    •   IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts. IFRS 17 is applicable to all insurance and reinsurance contracts held as from January 1, 2023, with a transition date of January 1, 2022 for comparative purposes. The modified retrospective approach was adopted.

Until December 31, 2021, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow IFRS 4, based on accounting practices generally accepted in Brazil (“BRGAAP”):

    •   Private pension plans - Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates) and the contract specify the annuity rates for the insured.

    •   Insurance premiums - Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

    •   Insurance Contract Liabilities - Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

    •   Liability Adequacy Test - ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified is accounted for in income for the period.

Transition to IFRS 17

The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 17 are related to the aggregation and measurement of insurance contracts and private pension. Further details on the material accounting policies adopted are included in Note 2c.

(i) Aggregation and Measurement of Insurance Contracts and Private Pension

IFRS 17 requires that insurance contracts be grouped in portfolios considering similar risks, their management, the contract issue period and the expected profitability at the time of initial recognition. The groups of insurance contracts and private pension are made up of contracts issued in the quarter.

ITAÚ UNIBANCO HOLDING grouped insurance and health products in the Insurance portfolio and supplementary pension plans in the Private Pension portfolio.

The Insurance portfolio is made up mainly of products which cover life and property, divided into groups of contracts with the coverage period of each contract is one year or less and contracts of the coverage period longer. The Private Pension portfolio is made up of products with coverage for survival and risk of death and disability, comprising three groups: risk coverage plans and survival plans with and without direct participation features.

For measurement of the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING adopts the three measurement approaches: BBA, VFA and PAA, considering the characteristics of the existing insurance contracts and private pension:

    •   Building Block Approach (BBA): applicable to all insurance contracts without direct participation features, corresponds to the standard model. ITAÚ UNIBANCO HOLDING applied this approach to insurance contracts and private pension with coverage over 1 year or which are onerous.

    •   Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applied this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, since the contributions made by insured parties have a return based on the profitability of the investment fund specially

F-8

organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period.

    •   Premium Allocation Approach (PAA): applicable to insurance contracts lasting up to 12 months or when they produce results similar to those that would be obtained if the standard model were used. ITAÚ UNIBANCO HOLDING applied this approach to insurance contracts whose coverage periods are equal to or less than one year.

The initial recognition of groups of insurance contracts and private pension is performed by the total of:

    •   Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future.

    •   Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

    •   Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.

    •   Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance.

ITAÚ UNIBANCO HOLDING adopted the modified retrospective approach due to unavailability of historical data, using reasonable and supportable information to measure the insurance contracts and private pension in effect on the transition date. ITAÚ UNIBANCO HOLDING used the permitted modification and opted for a single grouping of contracts in accordance with its products and portfolios. In addition, ITAÚ UNIBANCO HOLDING estimated future cash flows on the transition date, adjusting them with historical information prior to that date. Regarding discount rates, their averages for the period between 2015 and 2021 were considered. The insurance contractual margin was established after applying the risk adjustment for non-financial risk to the future cash flows determined.

ITAÚ UNIBANCO HOLDING prepared comparative information for the period 2022 in compliance with IFRS 17, and the amounts related insurance contracts from previous periods were classified, measured, and presented according to the previous standard (IFRS 4 - Insurance Contracts).

For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period, with no effect on the transition date. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period.

(ii) Redesignation of Financial Assets

As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, ITAÚ UNIBANCO HOLDING partially redesignated, on the transition date and as permitted by the standard, the business model of financial instruments that were classified at Amortized Cost to Fair Value through Other Comprehensive Income. This business model aims at maximizing the results of financial assets through sales in windows of opportunity, in addition to the receipt of principal and interest, thus allowing for better symmetry between assets and liabilities.

F-9

	01/01/2022		01/01/2022 after redesignations
	Classification	Amortized Cost	Classification	Gross carrying amount	Fair value adjustments (in stockholders’ equity)	Fair Value
Securities
Brazilian government securities	At amortized cost	5,371	At fair value through other comprehensive income	5,371	(260)	5,111

Reconciliation of stockholders’ equity between IFRS 4 and IFRS 17
	12/31/2022		01/01/2022
	Stockholders' equity	Net income	Stockholders' equity
Opening balance in accordance with IFRS 4	177,343	30,737	164,476
Measurement of fulfillment cash flows with insurance contracts and private pension portfolios (1)	236	(795)	(319)
Redesignation of financial assets related to insurance contracts (2)	(593)	-	(260)
Deferred taxes on adjustments	121	300	261
Total adjustments	(236)	(495)	(318)
Balance according to IFRS 17	177,107	30,242	164,158
1) Calculation of fulfillment cash flows with contracts and contractual service margin according to the modified retrospective approach.
2) Change in the financial asset measurement model due to its redesignation with the adoption of IFRS 17.

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Assets	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17
	12/31/2022			12/31/2022	01/01/2022			01/01/2022
	Balance			Balance	Balance			Balance
Cash	35,381	-	-	35,381	44,512	-	-	44,512
Financial assets	2,172,726	-1,914	-593	2,170,219	1,915,573	-1,579	-260	1,913,734
At Amortized Cost	1,586,992	-8,203	-	1,578,789	1,375,782	-6,950	-	1,368,832
At Fair Value through Other Comprehensive Income	121,052	6,289	-593	126,748	105,622	5,371	-260	110,733
At Fair Value through Profit or Loss	464,682	-	-	464,682	434,169	-	-	434,169
Insurance contracts		23	-	23	0	68	-	68
Tax assets	59,480	-	165	59,645	58,433	-	261	58,694
Income tax and social contribution - current	1,647	-	-	1,647	1,636	-	-	1,636
Income tax and social contribution - deferred	51,469	-	165	51,634	50,831	-	261	51,092
Other	6,364	-	-	6,364	5,966	-	-	5,966
Other assets	17,529	-55	-	17,474	16,494	-53	-	16,441
Investments, Fixed asseis, Goodwill and lntangible assets	38,324	-	-	38,324	34,194	-	-	34,194
Total assets	2,323,440	-1,946	-428	2,321,066	2,069,206	-1,564	1	2,067,643

Liabilities and stockholders' equity	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17
	12/31/2022			12/31/2022	01/01/2022			01/01/2022
	Balance			Balance	Balance			Balance
Financial Liabilities	1,836,690	-	-	1,836,690	1,621,786	-	-	1,621,786
Insurance contracts and private pension	235,150	-1,788	-236	233,126	214,976	-1,439	319	213,856
Provisions and Other liabilities	67,519	-149	-	67,370	61,722	-125	-	61,597
Tax liabilities	6,738	-9	44	6,773	6,246	-	-	6,246
Incarne tax and social contribution - current	2,950	-	-	2,950	2,450	-	-	2,450
Incarne tax and social contribution - deferred	345	-	-	345	280	-	-	280
Other	3,443	-9	44	3,478	3,516	-	-	3,516
Total liabilities	2,146,097	-1,946	-192	2,143,959	1,904,730	-1,564	319	1,903,485
Total stockholders' equity attributed to the owners of the parent company (3)	167,953	-	-236	167,717	152,864	-	-318	152,546
Non-controlling interests	9,390	-	-	9,390	11,612	-	-	11,612
Total stockholders' equity	177,343	-	-236	177,107	164,476	-	-318	164,158
Total liabilities and stockholders' equity	2,323,440	-1,946	-428	2,321,066	2,069,206	-1,564	1	2,067,643
1) Refer to the redesignation of assets and liabilities related to the insurance and private pension contracts, as well as the redesignation of related financial assets.
2) Refer to the calculation of cash flows from compliance with the portfolios of insurance and private pension contracts and adjustment to the fair value of redesignated financial assets.
3) The effects arising from the adoption of IFRS 17 and Redesignation of Financial Assets, net of taxes, were recognized under Revenue Reserves (R$ (815) at 12/31/2022 and R$ (319) at 01/01/2022) and Other Comprehensive Income (R$ 579 at 12/31/2022 and R$ 1 at 01/01/2022).

    •   Amendments to IAS 1 – Presentation of Financial Statements:

F-10

Information on accounting policies - requires that only information about material accounting policies is disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts.

    •   Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors:

Include the definition of accounting estimates - monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

    •   Amendments to IAS 12 – Income Taxes:

Deferred taxes on leasing operations - require that the lessee recognizes deferred taxes arising from temporary differences generated in the initial recognition of right-of-use assets and lease liabilities, in compliance with the tax legislation.

Pillar Two Model Rules - Introduces a temporary exception to the recognition of deferred taxes arising from the Pillar Two Model Rules issued by the Organization for Economic Cooperations and Development (OECD), of which Brazil is not an effective member.

These amendments are effective for years beginning January 1st, 2023 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. For future years, ITAÚ UNIBANCO HOLDING will continue to monitor the implementation of Pillar Two Model Rules in the countries where its subsidiaries operate.

II - Applicable for future periods

    •   Amendments to IAS 1 – Presentation of Financial Statements:

Segregation between Current and Non-current Liabilities - clarifies when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

c) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

F-11

The following table shows the main consolidated companies as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:
	Functional Currency (1)	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2023	12/31/2022	12/31/2023	12/31/2022
In Brazil
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	65.27%	67.06%	65.27%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A. (2)	Argentine peso	Argentina	Financial institution	0.00%	100.00%	0.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	65.62%	67.42%	65.62%
1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US dollar.
2) Banco ltaú Argentina S.A. makes up the ITAÚ UNIBANCO HOLDING until 07/31/2023 (Note 3).

F-12

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income.

For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value on the trading date.

Financial assets are partially or fully written off, on the trading date, if:

    •   the contractual rights to the cash flows of the financial asset expire.

    •   there are no reasonable expectations of its recovery, considering historical curves of similar operations. In this case, the total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries of amounts previously written off are accounted for as income.

    •   ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset.

The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control.

When the contractual cash flow of a financial asset is renegotiated or otherwise modified, but ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused total write-off of the contract, the gross book value of this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income.

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Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation.

IV.I Classification of financial assets

Financial assets are classified and subsequently measured  in the following categories:

    •   Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.

    •   Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.

    •   Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.

The category depends on the business model under which they are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Business models: are established according to the objectives of the business areas, considering the risks that affect the performance of the business model; how is assessed and reported to Management and how the managers of the business are compensated.

SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet to the SPPI Test and its classified in the category at fair value through profit or loss.

Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing.

Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss.

In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; the underlying instrument is not booked at fair value through profit or loss.

Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its negotiation, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at fair value through other comprehensive income.

IV.II - Classification of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

    •   Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives.

    •   Loan commitments and financial guarantees: measured at the higher amount between (i) the provision for expected credit losses; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term.

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    •   Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan.

IV.III - Subsequent measurement of financial instruments

Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities.

To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28.

Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, less repayments of principal and interest, and any provision for expected credit loss.

Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts.

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ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

Expected credit loss: ITAÚ UNIBANCO HOLDING makes a assessment of the expected credit loss on financial assets measured at amortized cost, through other comprehensive income, loan commitments and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk.

    •   Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly.

    •   Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly.

    •   Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets).

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions considered to estimate the expected credit loss are:

    •   Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level.

The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months.

    •   Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options.

    •   Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. Macroeconomic scenarios are reassessed annually or when market conditions so require.

    •   Macroeconomic scenarios: this information involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected.

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    •   Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.

The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.

IV.IV - Derivatives and use of hedge accouting

Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Accounting Hedge: the risk management conducted with derivative and non-derivative financial instruments may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements.

ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7.

At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities.

To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued.

The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment.

    •   Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income.

To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method.

At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income on Financial Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability.

If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

    •   Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income.

To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method.

In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income.

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    •   Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income.

If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income.

To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method.

V - Assets held for sale

Assets Held for Sale are registered in the Balance Sheet under the heading Other Assets upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering evaluation reports and the likelihood of definitive hindrance to sale.

VI - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

VII - Lease operations (Lessee)

To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In cases the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due.

To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be.

The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal.

VIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

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IX - Goodwill and lntangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

X - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XI - Insurance contracts and private pension

To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING will use the three measurement approaches below, considering the characteristics of the contracts:

    •   Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable.

    •   Variable Fee Approach (VFA): PGBL and VGBL private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which the funds are invested.

    •   Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.

To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk.

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Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase).

The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING.

The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach).

Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product.

Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group.

Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used.

The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors.

XII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

    •   Probable: a provision is recognized.

    •   Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.

    •   Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

    •   Mass Lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

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    •   Individual Lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 29.

XIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty.

XIV - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING.

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Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders’ Equity, in other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XV - Share-based payments

Share-based payments are measured at the fair value, with recognition in Stockholders’ Equity during the vesting period of the instruments.

In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan.

The plans are settled with shares and are made up of variable compensation programs in shares and partner program.

XVI - Treasury shares

The purchase and sale of common and preferred shares are recorded in Stockholders’ Equity under Treasury shares at average share price.

The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves.

XVII - Capital compensation

ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements.

Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards.

Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Dividends and interest on capital are presented in Note 19.

XVIII - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account and economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

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Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CHILE in accordance with their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CHILE and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CHILE within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Thus, there was an increase in ITAÚ UNIBANCO HOLDING’s ownership interest which resulted in holding 65.62% and the stockholders’ agreement of ITAÚ CHILE was fully terminated.

Between June 6 and July 5, 2023, ITAÚ UNIBANCO HOLDING carried out a voluntary public offering for the acquisition of outstanding shares issued by ITAÚ CHILE, including those in the form of American Depositary Shares (ADS), in Chile and the United States of America.

Shareholders holding shares representing approximately 1.07% of ITAÚ CHILE’s capital adhered to the voluntary public offering, where 2,122,994 shares and 554,650 ADS (equivalent to 184,883 shares) were acquired through its subsidiary ITB Holding Brasil Participações Ltda., and, after the acquisitions, ITAÚ UNIBANCO HOLDING now holds 66.69% of the ITAÚ CHILE’s capital.

The effective acquisitions occurred on July 08, 2023, and the financial settlements on July 13, 2023, for the amount of R$ 119 (CLP 19,617 million).

Between November 13 and 22, 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired additional ownership interest of 0.73% (1,584,110 shares), then holding 67.42% of the capital of ITAÚ CHILE. Financial settlements occurred between the period from November 15 to 24, 2023 for the total amount of R$ 74 (CLP 13,395 million).

Itaú Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries ITAÚ CHILE and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in Itaú Colombia S.A.'s capital for the amount of R$ 2,219, then holding 65.27% in 2022. In 2023, ITAÚ UNIBANCO HOLDING indirectly increased its ownership interest by 1.79%, through the increase in the ownership interest of ITAÚ CHILE, then holding 67.06%.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC’s capital, for the amount of R$ 8,015, and these shares were designated at Fair Value through Other Comprehensive Income.

On June 7 and 9, 2022, shares were sold equivalent to 1.40% of XP INC’s capital, for the amount of R$ 867 and their fair value of R$ 901.

In April 2023, XP INC cancelled treasury shares, resulting in an increase in ITAÚ UNIBANCO HOLDING's ownership interest to 10.54% of XP INC's capital. And, on June 26, 2023, shares equivalent to 1.89% of the XP INC's capital were sold for the amount of R$ 1,068 and their fair value of R$ 1,121, then holding 8.65% of interest in XP INC.

F-23

After dilution of 0.30% in ITAÚ UNIBANCO HOLDING’s interest in XP INC’s capital occurred in July 2023, on September 13, 2023, shares equivalent to 0.56% of XP INC’s capital were sold for the amount of R$ 375 and their fair value of R$ 387, then holding 7.79% of interest in XP INC.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL’s total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), acquired, in the period, an additional ownership interest of 20.57% (2,228,342 shares) in the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP) for the amount of R$ 199. The purchase and sale agreement, entered into on October 31, 2019, sets forth the acquisition of 100% of the ZUP's capital in three phases; the first phase, which granted the control acquisition, was performed in March 2020. After the acquisitions in the period, ITAÚ UNIBANCO HOLDING's final ownership interest in ZUP's total capital is 72.51%. The last phase is scheduled for 2024.

The effective acquisitions and financial settlements occurred on May 31 and June 14, 2023, after the necessary regulatory authorizations were obtained.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,211).

F-24

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	238,227	81	238,308	221,726	50	221,776
Collateral held	79,577	23	79,600	69,870	50	69,920
Collateral repledge	125,753	58	125,811	128,542	-	128,542
Assets received as collateral with right to sell or repledge	3,733	-	3,733	14,846	-	14,846
Assets received as collateral without right to sell or repledge	122,020	58	122,078	113,696	-	113,696
Collateral sold	32,897	-	32,897	23,314	-	23,314
Interbank deposits	43,857	7,143	51,000	56,672	2,914	59,586
Total	282,084	7,224	289,308	278,398	2,964	281,362

In Securities purchased under agreements to resell, the amounts of R$ 9,008 (R$ 14,576 at 12/31/2022) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 158,708 (R$ 151,856 at 12/31/2022) are pledged in guarantee of repurchase commitment transactions.

In the total portfolio, includes losses in the amounts of R$ (20) (R$ (9) at 12/31/2022).

F-25

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Financial assets at fair value through profit or loss - Securities

	12/31/2023			12/31/2022
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	27,041	(471)	26,570	33,011	(520)	32,491
Brazilian government securities	340,818	1,274	342,092	230,924	(572)	230,352
Government securities – Latin America	2,854	21	2,875	3,484	5	3,489
Government securities – Abroad	2,599	(37)	2,562	4,523	5	4,528
Corporate securities	141,467	(3,814)	137,653	117,572	(4,893)	112,679
Shares	27,844	(1,309)	26,535	16,931	(1,394)	15,537
Rural product note	4,192	11	4,203	2,484	33	2,517
Bank deposit certificates	128	-	128	360	-	360
Real estate receivables certificates	1,655	(64)	1,591	1,580	(100)	1,480
Debentures	79,026	(2,478)	76,548	66,223	(3,281)	62,942
Eurobonds and other	2,460	4	2,464	4,499	(126)	4,373
Financial bills	22,552	-	22,552	19,409	(31)	19,378
Promissory and commercial notes	2,611	(9)	2,602	3,888	12	3,900
Other	999	31	1,030	2,198	(6)	2,192
Total	514,779	(3,027)	511,752	389,514	(5,975)	383,539

The Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 118,798 (R$ 45,746 at 12/31/2022), b) Government securities - Latin America R$ 87 (R$ 317 at 12/31/2022), c) Government securities - Abroad R$ 0 (R$ 0 at 12/31/2022) and d) Corporate securities R$ 11,788 (R$ 14,199 at 12/31/2022), totaling R$ 130,673 (R$ 60,262 at 12/31/2022).

F-26

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:
	12/31/2023		12/31/2022
	Cost	Fair value	Cost	Fair value
Current	129,409	127,597	147,563	145,722
Non-stated maturity	44,899	43,119	39,137	37,223
Up to one year	84,510	84,478	108,426	108,499
Non-current	385,370	384,155	241,951	237,817
From one to five years	289,917	289,490	170,372	169,113
From five to ten years	62,474	62,451	49,186	47,916
After ten years	32,979	32,214	22,393	20,788
Total	514,779	511,752	389,514	383,539

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 253,287 (R$ 216,467 at 12/31/2022) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities

		12/31/2023
		Cost	Adjustments to Fair Value (in Income)		Fair value
Brazilian government securities		-	-		-
Total	1	-	-		-

		12/31/2022
		Cost	Adjustments to Fair Value (in Income)		Fair value
Brazilian government securities		1,505	55		1,560
Total		1,505	55		1,560
The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:
01/01/2023		12/31/2023		12/31/2022
01/01/2022		Cost	Fair Value	Cost	Fair Value
Current		-	-	1,505	1,560
Up to one year		-	-	1,505	1,560
Total		-	-	1,505	1,560

F-27

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permit one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 24,812 (R$ 13,504 at 12/31/2022) and was basically composed of government securities.

Further information on parameters used to manage risks, may be found in Note 32 – Risk and Capital Management.

F-28

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.
	12/31/2023
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	37,957	68.7%	4,310	1,063	1,177	2,915	7,921	20,571
Option agreements	7,718	14.0%	1,374	3,095	675	1,638	710	226
Forwards	3,274	5.9%	3,129	85	32	9	-	19
Credit derivatives	282	0.5%	2	-	5	11	73	191
NDF - Non Deliverable Forward	5,378	9.7%	1,048	1,191	1,025	1,032	789	293
Other Derivative Financial Instruments	642	1.2%	464	2	7	8	7	154
Total	55,251	100.0%	10,327	5,436	2,921	5,613	9,500	21,454
% per maturity date			18.7%	9.8%	5.3%	10.2%	17.2%	38.8%

	12/31/2023
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(35,741)	63.8%	(3,231)	(745)	(1,245)	(2,074)	(6,476)	(21,970)
Option agreements	(8,972)	20.4%	(903)	(775)	(1,542)	(4,693)	(595)	(464)
Forwards	(2,982)	5.3%	(2,965)	-	-	-	(1)	(16)
Credit derivatives	(149)	0.5%	-	-	(1)	(2)	(32)	(114)
NDF - Non Deliverable Forward	(4,478)	9.6%	(887)	(812)	(1,037)	(1,027)	(443)	(272)
Other Derivative Financial Instruments	(153)	0.4%	(2)	(4)	(4)	(2)	(6)	(135)
Total	(52,475)	100.0%	(7,988)	(2,336)	(3,829)	(7,798)	(7,553)	(22,971)
% per maturity date			15.2%	4.5%	7.3%	14.9%	14.4%	43.7%

F-29

	12/31/2022
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	46,902	59.9%	4,866	1,022	1,635	2,842	8,261	28,276
Option agreements	23,671	30.3%	15,610	923	1,443	4,283	802	610
Forwards	601	0.8%	460	74	58	3	-	6
Credit derivatives	492	0.6%	3	-	10	9	9	461
NDF - Non Deliverable Forward	6,140	7.9%	1,632	1,095	926	1,220	995	272
Other Derivative Financial Instruments	402	0.5%	1	28	1	5	26	341
Total	78,208	100.0%	22,572	3,142	4,073	8,362	10,093	29,966
% per maturity date			28.9%	4.0%	5.2%	10.7%	12.9%	38.3%

	12/31/2022
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(39,068)	50.8%	(2,835)	(881)	(1,241)	(2,992)	(7,344)	(23,775)
Option agreements	(29,882)	38.9%	(3,221)	(2,973)	(9,214)	(12,900)	(901)	(673)
Forwards	(65)	0.1%	(55)	(5)	-	(5)	-	-
Credit derivatives	(604)	0.8%	-	-	(2)	(1)	(7)	(594)
NDF - Non Deliverable Forward	(6,626)	8.6%	(1,672)	(1,722)	(863)	(1,213)	(707)	(449)
Other Derivative Financial Instruments	(616)	0.8%	(219)	(37)	(12)	(53)	(97)	(198)
Total	(76,861)	100.0%	(8,002)	(5,618)	(11,332)	(17,164)	(9,056)	(25,689)
% per maturity date			10.4%	7.3%	14.7%	22.3%	11.8%	33.5%

The portfolio comprises R$ 119 (R$ 24 at 12/31/2022) pegged to Libor.

F-30

b) Derivatives by index and Risk Factor

		Off-balance sheet / notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		12/31/2023
Future contracts		844,005	-	-	-
Purchase commitments		267,803	-	-	-
Shares		6,721	-	-	-
Commodities		774	-	-	-
Interest		236,105	-	-	-
Foreign currency		24,203	-	-	-
Commitments to sell		576,202	-	-	-
Shares		6,580	-	-	-
Commodities		4,982	-	-	-
Interest		547,150	-	-	-
Foreign currency		17,490	-	-	-
Swap contracts			230	1,986	2,216
Asset position		2,396,474	19,890	18,067	37,957
Shares		369	7	6	13
Commodities		708	19	1	20
Interest		2,213,528	17,807	15,079	32,886
Foreign currency		181,869	2,057	2,981	5,038
Liability position		2,396,474	(19,660)	(16,081)	(35,741)
Shares		3,416	(612)	405	(207)
Commodities		2,088	(37)	4	(33)
Interest		2,175,623	(17,168)	(13,225)	(30,393)
Foreign currency		215,347	(1,843)	(3,265)	(5,108)
Option contracts		1,648,851	(1,005)	(249)	(1,254)
Purchase commitments – long position		226,918	4,313	688	5,001
Shares		42,955	3,072	1,529	4,601
Commodities		3,130	280	(123)	157
Interest		146,915	241	(103)	138
Foreign currency		33,918	720	(615)	105
Commitments to sell – long position		588,977	3,364	(647)	2,717
Shares		45,623	2,332	(887)	1,445
Commodities		1,409	55	5	60
Interest		521,735	306	74	380
Foreign currency		20,210	671	161	832
Purchase commitments – short position		212,969	(4,679)	(447)	(5,126)
Shares		41,220	(2,905)	(1,048)	(3,953)
Commodities		1,799	(79)	(2)	(81)
Interest		140,310	(1,001)	123	(878)
Foreign currency		29,640	(694)	480	(214)
Commitments to sell – short position		619,987	(4,003)	157	(3,846)
Shares		46,400	(2,776)	653	(2,123)
Commodities		2,947	(122)	(48)	(170)
Interest		545,656	(340)	(51)	(391)
Foreign currency		24,984	(765)	(397)	(1,162)
Forward operations		6,022	290	2	292
Purchases receivable		2,533	2,602	(2)	2,600
Shares		38	38	(2)	36
Interest		2,495	2,564	-	2,564
Purchases payable obligations		-	(2,511)	-	(2,511)
Commodities		-	(16)	-	(16)
Interest		-	(2,495)	-	(2,495)
Sales receivable		2,869	671	3	674
Shares		225	223	-	223
Commodities		16	16	3	19
Interest		1	432	-	432
Foreign currency		2,627	-	-	-
Sales deliverable obligations		620	(472)	1	(471)
Interest		431	(472)	1	(471)
Foreign currency		189	-	-	-
Credit derivatives		53,033	(17)	150	133
Asset position		38,069	(196)	478	282
Shares		4,255	69	75	144
Commodities		15	-	-	-
Interest		33,799	(265)	403	138
Liability position		14,964	179	(328)	(149)
Shares		1,347	(18)	(12)	(30)
Commodities		1	-	-	-
Interest		13,616	197	(316)	(119)
NDF - Non Deliverable Forward		316,620	682	218	900
Asset position		175,223	4,769	609	5,378
Commodities		2,406	269	(45)	224
Foreign currency		172,817	4,500	654	5,154
Liability position		141,397	(4,087)	(391)	(4,478)
Commodities		2,734	(134)	(12)	(146)
Foreign currency		138,663	(3,953)	(379)	(4,332)
Other derivative financial instruments		8,415	180	309	489
Asset position		6,279	188	454	642
Shares		855	-	17	17
Commodities		196	-	4	4
Interest		5,194	188	(33)	155
Foreign currency		34	-	466	466
Liability position		2,136	(8)	(145)	(153)
Shares		1,385	(1)	(14)	(15)
Commodities		209	-	(4)	(4)
Interest		382	(7)	(15)	(22)
Foreign currency		160	-	(112)	(112)

		Asset	35,601	19,650	55,251
		Liability	(35,241)	(17,234)	(52,475)
		Total	360	2,416	2,776

Derivative contracts mature as follows (in days):
Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2023
Future contracts	257,896	282,162	98,490	205,457	844,005
Swap contracts	363,159	529,896	232,080	1,271,339	2,396,474
Option contracts	1,043,317	201,220	371,901	32,413	1,648,851
Forwards (onshore)	3,291	977	1,738	16	6,022
Credit derivatives	3,919	827	8,228	40,059	53,033
NDF - Non Deliverable Forward	116,815	110,717	51,623	37,465	316,620
Other derivative financial instruments	218	706	873	6,618	8,415

F-31

		Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		12/31/2022
Future contracts		1,020,605	-	-	-
Purchase commitments		418,886	-	-	-
Shares		3,395	-	-	-
Commodities		503	-	-	-
Interest		385,229	-	-	-
Foreign currency		29,759	-	-	-
Commitments to sell		601,719	-	-	-
Shares		11,702	-	-	-
Commodities		3,896	-	-	-
Interest		557,806	-	-	-
Foreign currency		28,315	-	-	-
Swap contracts			2,948	4,886	7,834
Asset position		1,571,025	22,396	24,506	46,902
Commodities		222	1	1	2
Interest		1,509,045	20,913	23,502	44,415
Foreign currency		61,758	1,482	1,003	2,485
Liability position		1,571,025	(19,448)	(19,620)	(39,068)
Shares		1,604	(180)	59	(121)
Commodities		609	(5)	1	(4)
Interest		1,491,476	(18,130)	(18,487)	(36,617)
Foreign currency		77,336	(1,133)	(1,193)	(2,326)
Option contracts		1,352,201	(5,960)	(251)	(6,211)
Purchase commitments – long position		267,199	3,071	(665)	2,406
Shares		131,529	1,786	(131)	1,655
Commodities		2,347	43	(7)	36
Interest		93,795	156	4	160
Foreign currency		39,528	1,086	(531)	555
Commitments to sell – long position		419,044	20,238	1,027	21,265
Shares		138,899	19,592	1,094	20,686
Commodities		904	18	(6)	12
Interest		256,483	51	6	57
Foreign currency		22,758	577	(67)	510
Purchase commitments – short position		223,496	(7,997)	444	(7,553)
Shares		131,361	(4,448)	155	(4,293)
Commodities		2,000	(15)	5	(10)
Interest		64,256	(181)	(5)	(186)
Foreign currency		25,879	(3,353)	289	(3,064)
Commitments to sell – short position		442,462	(21,272)	(1,057)	(22,329)
Shares		137,322	(17,467)	(1,087)	(18,554)
Commodities		963	(32)	10	(22)
Interest		270,585	(66)	(13)	(79)
Foreign currency		33,592	(3,707)	33	(3,674)
Forward operations		4,755	549	(13)	536
Purchases receivable		187	452	(4)	448
Shares		157	157	(5)	152
Interest		30	295	1	296
Purchases payable obligations		-	(30)	-	(30)
Interest		-	(30)	-	(30)
Sales receivable		3,901	153	-	153
Shares		126	124	-	124
Commodities		6	6	-	6
Interest		-	23	-	23
Foreign currency		3,769	-	-	-
Sales deliverable obligations		667	(26)	(9)	(35)
Interest		23	(26)	1	(25)
Foreign currency		644	-	(10)	(10)
Credit derivatives		43,808	(101)	(11)	(112)
Asset position		28,724	542	(50)	492
Shares		2,192	71	15	86
Interest		26,532	471	(65)	406
Liability position		15,084	(643)	39	(604)
Shares		2,846	(58)	(58)	(116)
Interest		12,238	(585)	97	(488)
NDF - Non Deliverable Forward		326,100	(936)	450	(486)
Asset position		162,554	5,808	332	6,140
Shares		2,943	343	(2)	341
Foreign currency		159,611	5,465	334	5,799
Liability position		163,546	(6,744)	118	(6,626)
Commodities		867	(81)	(4)	(85)
Foreign currency		162,679	(6,663)	122	(6,541)
Other derivative financial instruments		8,170	44	(258)	(214)
Asset position		7,261	255	147	402
Shares		1,096	-	61	61
Commodities		72	-	1	1
Interest		6,093	255	85	340
Liability position		909	(211)	(405)	(616)
Shares		467	(1)	(4)	(5)
Commodities		47	(6)	(1)	(7)
Interest		301	(201)	(15)	(216)
Foreign currency		94	(3)	(385)	(388)
		Asset	52,915	25,293	78,208
		Liability	(56,371)	(20,490)	(76,861)
		Total	(3,456)	4,803	1,347

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2022
Future contracts	227,878	423,571	216,999	152,157	1,020,605
Swap contracts	267,484	151,436	176,320	975,785	1,571,025
Option contracts	456,100	462,790	374,678	58,633	1,352,201
Forwards	1,406	2,637	706	6	4,755
Credit derivatives	3,912	9,578	5,144	25,174	43,808
NDF - Non Deliverable Forward	116,901	111,325	55,411	42,463	326,100
Other derivative financial instruments	131	637	1,012	6,390	8,170

The Off-balance sheet / notional amount comprises R$ 88,652 (R$ 247,631 at 12/31/2022) pegged to Libor.

F-32

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.
	12/31/2023
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	843,998	1,270,415	1,567,679	3,080	23,672	97,152	-
Over-the-counter market	7	1,126,059	81,172	2,942	29,361	219,468	8,415
Financial institutions	-	972,002	45,513	2,926	29,361	87,784	5,225
Companies	7	137,068	33,826	16	-	129,034	3,190
Individuals	-	16,989	1,833	-	-	2,650	-
Total	844,005	2,396,474	1,648,851	6,022	53,033	316,620	8,415

	12/31/2022
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	1,020,604	991,559	1,255,056	4,696	17,806	70,562	-
Over-the-counter market	1	579,466	97,145	59	26,002	255,538	8,170
Financial institutions	-	465,917	52,177	53	26,002	117,077	5,938
Companies	1	105,076	43,949	6	-	137,091	2,227
Individuals	-	8,473	1,019	-	-	1,370	5
Total	1,020,605	1,571,025	1,352,201	4,755	43,808	326,100	8,170

F-33

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.
CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.
TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.
ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings.
	12/31/2023
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	20,268	1,141	6,492	12,528	107
TRS	18,738	11,569	7,169	-	-
Total by instrument	39,006	12,710	13,661	12,528	107
By risk rating
Investment grade	3,086	55	1,291	1,706	34
Below investment grade	35,920	12,655	12,370	10,822	73
Total by risk	39,006	12,710	13,661	12,528	107
By reference entity
Brazilian government	33,341	12,168	11,355	9,745	73
Governments – abroad	193	1	69	123	-
Private entities	5,472	541	2,237	2,660	34
Total by entity	39,006	12,710	13,661	12,528	107

	12/31/2022
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	18,156	2,534	6,368	9,176	78
TRS	16,000	16,000	-	-	-
Total by instrument	34,156	18,534	6,368	9,176	78
By risk rating
Investment grade	1,944	218	850	876	-
Below investment grade	32,212	18,316	5,518	8,300	78
Total by risk	34,156	18,534	6,368	9,176	78
By reference entity
Brazilian government	28,988	17,195	4,543	7,172	78
Governments – abroad	280	91	73	116	-
Private entities	4,888	1,248	1,752	1,888	-
Total by entity	34,156	18,534	6,368	9,176	78

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.
	12/31/2023
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(20,268)	14,027	(6,241)
TRS	(18,738)	-	(18,738)
Total	(39,006)	14,027	(24,979)

	12/31/2022
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(18,156)	9,652	(8,504)
TRS	(16,000)	-	(16,000)
Total	(34,156)	9,652	(24,504)

F-34

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:
	12/31/2023
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	238,308	-	238,308	(1,504)	-	236,804
Derivative financial instruments	55,251	-	55,251	(16,409)	(356)	38,486

	12/31/2022
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	221,776	-	221,776	(3,930)	-	217,846
Derivative financial instruments	78,208	-	78,208	(17,507)	(1,005)	59,696
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:
	12/31/2023
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	362,786	-	362,786	(39,708)	-	323,078
Derivative financial instruments	52,475	-	52,475	(16,409)	-	36,066

	12/31/2022
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	293,440	-	293,440	(40,156)	-	253,284
Derivative financial instruments	76,861	-	76,861	(17,507)	-	59,354
1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.
Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

F-35

Note 7 - Hedge accounting

The accounting policy on hedge accounting is presented in Note 2c IV.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

    •   Interest Rate: Risk of loss in transactions subject to interest rate variations.

    •   Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account partial or total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments, financial assets and liabilities. Currently Futures Contracts, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

    •   Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.

    •   Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.

    •   Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.

    •   Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.

    •   Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.

    •   Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

    •   Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

F-36

*UF – Chilean unit of account / TPM – Monetary policy rate

Strategies	Heading	12/31/2023
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	119,464	(1,086)	(1,070)	120,550	(1,086)
Hedge of assets transactions	Loans and lease operations and Securities	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	41,761	-	1,132	830	42,570	1,132
Hedge of loan operations	Loans and lease operations	18,449	-	185	211	18,265	184
Hedge of funding	Deposits	-	5,993	(95)	(162)	5,899	(95)
Hedge of assets denominated in UF	Securities	10,664	-	21	21	10,704	21
Foreign exchange risk
Hedge of highly probable forecast transactions		-	1,287	35	195	1,323	35
Hedge of funding	Deposits	-	2,300	(12)	(12)	2,288	(12)
Total		78,269	129,044	176	9	208,993	175

Strategies	Heading	12/31/2022
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	149,300	1,169	1,169	149,210	1,222
Hedge of assets transactions	Loans and lease operations and Securities	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of loan operations	Loans and lease operations	3,283	-	(6)	(6)	3,288	(6)
Hedge of funding	Deposits	-	4,692	91	91	4,783	91
Hedge of assets denominated in UF	Securities	7,871	-	16	16	7,853	16
Foreign exchange risk
Hedge of highly probable forecast transactions		-	343	4	191	343	4
Hedge of funding	Deposits	-	2,549	(6)	(6)	2,543	(6)
Total		70,964	156,884	(607)	(420)	225,396	(554)

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, ITAÚ UNIBANCO HOLDING frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ (167) (R$ 187 at 12/31/2022).

Hedge Instruments	12/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Swaps	-	-	-	-	-	-	-
Total	208,993	276	427	175	176	(1)	(174)

Hedge Instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	206,586	31	27	(653)	(706)	53	-
Forward	7,853	-	646	16	16	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk
Futures	249	2	-	-	-	-	378
Forward	2,278	136	1	(1)	(1)	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	225,396	424	685	(554)	(607)	53	379
1) Amounts recorded under heading Derivatives.

F-37

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency.

The risk hedged in this type of strategy is the currency risk.
Strategies	12/31/2023
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	18,849	-	(13,986)	(13,986)	19,208	(14,210)
Total	18,849	-	(13,986)	(13,986)	19,208	(14,210)

Strategies	12/31/2022
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	8,983	-	(14,836)	(14,836)	9,933	(14,996)
Total	8,983	-	(14,836)	(14,836)	9,933	(14,996)
1) Hedge instruments consider the gross tax position. 2) Amounts recorded under heading Derivatives.

The remaining balance in the reserve of foreign currency conversion, for which the accounting hedge is no longer applied, is R$ (23) (R$ (3,116) at 12/31/2022), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	12/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	2,109	10	-	(5,638)	(5,596)	(42)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(4,951)	(4,733)	(218)	(104)
Future / Financial Assets	4,560	5,525	350	(3,621)	(3,657)	36	-
Total	19,208	5,655	407	(14,210)	(13,986)	(224)	32

Hedge instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	1,673	-	-	(5,751)	(5,710)	(41)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(2,521)	(2,411)	(110)	-
Future / Financial Assets	3,074	4,380	1,839	(6,724)	(6,715)	(9)	-
Total	9,933	4,556	1,965	(14,996)	(14,836)	(160)	-
1) Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

 Interest rate risk and Foreign exchange risk:

    •   To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates and future foreign exchange rates involved, by contracting swaps and futures.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

F-38

Strategies	12/31/2023
	Hedge Item					Hedge Instruments
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of securities	25,179	-	25,386	-	207	25,105	(197)
Foreign exchange risk
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	37,771	16,569	37,983	16,454	327	54,243	(318)

Strategies	12/31/2022
	Hedge Item					Hedge Instruments
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of securities	7,363	-	7,134	-	(229)	7,317	225
Total	23,394	14,603	22,716	13,905	20	37,951	(30)
1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

The Hedge instruments includes R$ 4,233 (R$ 4,349 at 12/31/2022), related to instruments exposed by the change in reference interest rates - IBORs.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 51 (R$ 0 at 12/31/2022), with effect on the result of R$ 38 (R$ 0 at 12/31/2022).

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	12/31/2023
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	45,430	893	563	(331)	7
Futures	8,568	62	-	9	2
Foreign exchange risk
Futures	245	1	-	4	-
Total	54,243	956	563	(318)	9

Hedge Instruments	12/31/2022
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	35,091	1,002	929	(49)	(10)
Futures	2,860	4	-	19	-
Total	37,951	1,006	929	(30)	(10)
1) Amounts recorded under heading Derivatives.

F-39

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	12/31/2023			12/31/2022
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	120,550	53	119,464	149,210	(27)	149,300
Hedge of highly probable forecast transactions	1,323	(8)	1,287	343	1	343
Hedge of net investment in foreign operations	19,208	5,248	18,849	9,933	2,591	8,983
Hedge of loan operations (Fair value)	12,589	430	12,592	16,031	820	16,031
Hedge of loan operations (Cash flow)	18,265	130	18,449	3,288	(11)	3,283
Hedge of funding (Fair value)	16,304	(299)	16,304	14,603	(762)	14,603
Hedge of funding (Cash flow)	8,187	(328)	8,293	7,326	391	7,241
Hedge of assets transactions	7,394	-	7,395	6,528	1	6,894
Hedge of asset-backed securities under repurchase agreements	42,570	(43)	41,761	50,848	30	52,916
Hedge of assets denominated in UF	10,704	45	10,664	7,853	(646)	7,871
Hedge of securities	25,105	261	25,179	7,317	19	7,363
Hedge of firm commitments	245	1	265	-	-	-
Total		5,490			2,407

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of net investment in foreign operations (1)	19,208	-	-	-	-	-	-	19,208
Hedge of loan operations (Fair value)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of funding (Fair value)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of securities	7,894	5,538	2,714	1,345	3,179	3,655	780	25,105
Hedge of firm commitments (Fair value)	245	-	-	-	-	-	-	245
Total	146,558	55,650	31,336	23,937	12,087	11,793	1,083	282,444

	12/31/2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	108,499	26,120	9,110	-	4,726	755	-	149,210
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of net investment in foreign operations (1)	9,933	-	-	-	-	-	-	9,933
Hedge of loan operations (Fair value)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of funding (Fair value)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of securities	3,215	660	1,547	180	346	673	696	7,317
Total	156,339	49,448	37,090	7,570	9,572	10,459	2,802	273,280
1) Classified as current, since instruments are frequently renewed.

F-40

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value through Other Comprehensive Income - Securities assets are as follows:
	12/31/2023				12/31/2022
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities	84,567	(662)	-	83,905	79,844	(3,165)	-	76,679
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – Latin America	23,715	158	(1)	23,872	27,937	(426)	(1)	27,510
Government securities – Abroad	9,923	(12)	(1)	9,910	10,460	(60)	-	10,400
Corporate securities	13,252	(771)	(129)	12,352	16,027	(3,791)	(77)	12,159
Shares	6,960	(817)	-	6,143	8,571	(3,686)	-	4,885
Rural product note	-	-	-	-	373	18	(1)	390
Bank deposit certificates	44	1	(1)	44	714	-	-	714
Real estate receivables certificates	65	2	-	67	-	-	-	-
Debentures	1,837	21	(85)	1,773	1,231	(3)	(45)	1,183
Eurobonds and other	4,081	16	(40)	4,057	4,418	(112)	(27)	4,279
Financial bills	-	-	-	-	13	-	-	13
Other	265	6	(3)	268	707	(8)	(4)	695
Total	131,493	(1,287)	(167)	130,039	134,304	(7,442)	(114)	126,748

The Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 38,389 (R$ 50,918 at 12/31/2022), b) Government securities - Latin America R$ 2,932 (R$ 6,662 at 12/31/2022) and c) Corporate securities R$ 868 (R$ 720 at 12/31/2022), totaling R$ 42,189 (R$ 58,300 at 12/31/2022).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:
	12/31/2023		12/31/2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	49,545	48,643	59,304	55,517
Non-stated maturity	6,960	6,143	8,571	4,885
Up to one year	42,585	42,500	50,733	50,632
Non-current	81,948	81,396	75,000	71,231
From one to five years	56,984	56,886	49,068	47,705
From five to ten years	14,518	14,585	17,458	16,340
After ten years	10,446	9,925	8,474	7,186
Total	131,493	130,039	134,304	126,748

Equity instruments that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through other comprehensive income, due to the particularities of a certain market, are presented in the table below:
	12/31/2023				12/31/2022
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current
Non-stated maturity
Shares	6,960	(817)	-	6,143	8,571	(3,686)	-	4,885
Total	6,960	(817)	-	6,143	8,571	(3,686)	-	4,885

In the period, there was receipt of dividends in the amount of R$ 275 (R$ 0 from 01/01 to 12/31/2022) and there were reclassifications of R$ (78.1) (R$ (48.3) at 12/31/2022) in Stockholders' equity, due to partial sales of XP INC shares (Note 3).

F-41

Reconciliation of expected loss for Other financial assets, segregated by stages:
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	(114)	(44)	(5)	17	38	8	(17)	-	(117)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	(1)	(2)	-	-	7	-	(5)	-	(1)
Government securities - Abroad	-	(1)	-	-	-	-	-	-	(1)
Corporate securities	(77)	(41)	(5)	17	31	8	(12)	-	(79)
Rural product note	(1)	-	-	1	-	-	-	-	-
Bank deposit certificate	-	(12)	(1)	5	-	8	-	-	-
Debentures	(45)	(17)	(2)	4	14	-	-	-	(46)
Eurobonds and other	(27)	(12)	(2)	6	17	-	(12)	-	(30)
Other	(4)	-	-	1	-	-	-	-	(3)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	-	(25)	(8)	4	17	26	(38)	-	(24)
Government securities - Latin America	-	-	-	2	5	-	(7)	-	-
Corporate securities	-	(25)	(8)	2	12	26	(31)	-	(24)
Bank deposit certificate	-	(1)	-	-	-	-	-	-	(1)
Debentures	-	(25)	-	-	-	26	(14)	-	(13)
Eurobonds and other	-	1	(8)	2	12	-	(17)	-	(10)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	-	-	-	8	-	-	(8)	(26)	(26)
Corporate securities	-	-	-	8	-	-	(8)	(26)	(26)
Bank deposit certificate	-	-	-	8	-	-	(8)	-	-
Debentures	-	-	-	-	-	-	-	(26)	(26)

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at fair value through other comprehensive income	(84)	(14)	(16)	-	-	-	-	-	(114)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	-	-	(1)	-	-	-	-	-	(1)
Corporate securities	(48)	(14)	(15)	-	-	-	-	-	(77)
Rural product note	-	(1)	-	-	-	-	-	-	(1)
Debentures	(44)	(1)	-	-	-	-	-	-	(45)
Eurobonds and other	(1)	(13)	(13)	-	-	-	-	-	(27)
Other	(3)	1	(2)	-	-	-	-	-	(4)

F-42

Note 9 - Financial assets at amortized cost - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The Financial assets at amortized cost - Securities are as follows:
	12/31/2023			12/31/2022
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities	94,990	(23)	94,967	85,521	(30)	85,491
Government securities – Latin America	27,874	(9)	27,865	18,954	(7)	18,947
Government securities – Abroad	22,712	(4)	22,708	20,289	(4)	20,285
Corporate securities	115,167	(818)	114,349	88,262	(1,997)	86,265
Rural product note	38,146	(190)	37,956	26,129	(140)	25,989
Bank deposit certificates	19	-	19	98	-	98
Real estate receivables certificates	5,911	(7)	5,904	5,738	(4)	5,734
Debentures	57,399	(586)	56,813	47,785	(1,835)	45,950
Eurobonds and other	516	-	516	118	-	118
Financial bills	1,575	(2)	1,573	113	-	113
Promissory and commercial notes	10,253	(23)	10,230	7,363	(13)	7,350
Other	1,348	(10)	1,338	918	(5)	913
Total	260,743	(854)	259,889	213,026	(2,038)	210,988

The Securities pledged as collateral of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 16,738 (R$ 23,639 at 12/31/2022), b) Government securities - Latin America R$ 0 (R$ 0 at 12/31/2022) and c) Corporate securities R$ 20,114 (R$ 12,718 at 12/31/2022), totaling R$ 36,852 (R$ 36,357 at 12/31/2022).

On 01/01/2023, a new business model was used, classified as Amortized Cost, for capital management of a company in Colombia (Itaú Colombia S.A.), in which Government Securities from Latin America in the amount of R$ 1,026 were to be classified, previously classified in the Fair Value business model through Other Comprehensive Income.

On 01/01/2023 and 07/01/2023, there was a change of Global Bonds, in the amount of R$ 408 and R$ 249, respectively, from the business model Fair Value through Profit or Loss to Amortized Cost, referring to a company located in the Bahamas (Itaú Unibanco S.A., Nassau Branch) for compliance with a regulatory change related to the risk management of the trading portfolio and the banking portfolio.

At 12/31/2023, the fair value of reclassified assets would be R$ 1,551, the adjustment to fair value that would have been recognized in Other Comprehensive Income would be R$ (77) and the adjustment to fair value that would have been recognized in Income would be R$ (13).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:
	12/31/2023		12/31/2022
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	82,120	81,745	62,125	61,528
Up to one year	82,120	81,745	62,125	61,528
Non-current	178,623	178,144	150,901	149,460
From one to five years	132,365	131,918	107,970	107,431
From five to ten years	42,062	42,031	38,526	37,625
After ten years	4,196	4,195	4,405	4,404
Total	260,743	259,889	213,026	210,988

F-43

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(208)	63	(329)	60	120	173	(30)	(32)	(183)
Brazilian government securities	(30)	7	-	-	-	-	-	-	(23)
Government securities - Latin America	(7)	8	(13)	3	-	-	-	-	(9)
Government securities - Abroad	(4)	2	(2)	-	-	-	-	-	(4)
Corporate securities	(167)	46	(314)	57	120	173	(30)	(32)	(147)
Rural product note	(105)	128	(131)	20	44	38	(22)	(32)	(60)
Real estate receivables certificates	(4)	(4)	(6)	7	-	-	-	-	(7)
Debentures	(44)	(78)	(164)	25	74	135	-	-	(52)
Eurobond and other	-	(1)	-	1	-	-	-	-	-
Promissory and commercial notes	(13)	1	(9)	4	2	-	(8)	-	(23)
Other	(1)	-	(4)	-	-	-	-	-	(5)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(114)	(221)	(45)	16	30	347	(120)	(15)	(122)
Corporate securities	(114)	(221)	(45)	16	30	347	(120)	(15)	(122)
Rural product note	(24)	(46)	(25)	7	22	115	(44)	(15)	(10)
Debentures	(86)	(6)	(10)	9	-	62	(74)	-	(105)
Financial bills	-	-	(2)	-	-	-	-	-	(2)
Promissory and commercial notes	-	(168)	(8)	-	8	170	(2)	-	-
Other	(4)	(1)	-	-	-	-	-	-	(5)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(1,716)	(344)	(51)	2,035	32	15	(173)	(347)	(549)
Corporate securities	(1,716)	(344)	(51)	2,035	32	15	(173)	(347)	(549)
Rural product note	(11)	-	(31)	28	32	15	(38)	(115)	(120)
Debentures	(1,705)	(344)	(20)	1,837	-	-	(135)	(62)	(429)
Promissory and commercial notes	-	-	-	170	-	-	-	(170)	-

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(74)	(80)	(149)	42	53	3	(3)	-	(208)
Brazilian government securities	(37)	7	-	-	-	-	-	-	(30)
Government securities - Latin America	(6)	10	(17)	6	-	-	-	-	(7)
Government securities - Abroad	(1)	(2)	(1)	-	-	-	-	-	(4)
Corporate securities	(30)	(95)	(131)	36	53	3	(3)	-	(167)
Rural product note	(5)	(65)	(64)	8	21	3	(3)	-	(105)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	14	(19)	2	-	-	-	-	(4)
Debentures	(18)	(42)	(31)	15	32	-	-	-	(44)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(1)	(14)	4	-	-	-	-	(13)
Other	(1)	(2)	(3)	5	-	-	-	-	(1)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Corporate securities	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Rural product note	-	(12)	(3)	-	3	9	(21)	-	(24)
Debentures	(38)	(120)	-	104	-	-	(32)	-	(86)
Other	-	(4)	-	-	-	-	-	-	(4)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Corporate securities	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Rural product note	(9)	7	(6)	9	-	-	(3)	(9)	(11)
Debentures	(1,827)	(251)	(21)	394	-	-	-	-	(1,705)

F-44

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:
Loans and lease operations by type	12/31/2023	12/31/2022
Individuals	416,616	400,103
Credit card	136,317	135,855
Personal loan	60,992	53,945
Payroll loans	73,472	73,633
Vehicles	33,324	31,606
Mortgage loans	112,511	105,064
Corporate	136,461	139,268
Micro / small and medium companies	169,110	164,896
Foreign loans - Latin America	188,403	205,155
Total loans and lease operations	910,590	909,422
Provision for Expected Loss	(50,863)	(52,324)
Total loans and lease operations, net of Expected Credit Loss	859,727	857,098

By maturity	12/31/2023	12/31/2022
Overdue as from 1 day	27,531	30,656
Falling due up to 3 months	241,247	247,233
Falling due from 3 months to 12 months	236,555	228,942
Falling due after 1 year	405,257	402,591
Total loans and lease operations	910,590	909,422

By concentration	12/31/2023	12/31/2022
Largest debtor	5,378	5,916
10 largest debtors	34,637	33,265
20 largest debtors	54,100	50,714
50 largest debtors	87,446	85,427
100 largest debtors	121,866	118,015

The Expected loss comprises Expected Credit Loss for Financial Guarantees Pledged R$ (887) (R$ (810) at 12/31/2022) and Loan Commitments R$ (3,311) (R$ (2,874) at 12/31/2022).

The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

F-45

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	305,210	(58,899)	(2,256)	37,760	186	-	35,334	317,335
Corporate	133,205	(1,040)	(31)	421	118	-	(1,757)	130,916
Micro / Small and medium companies	142,621	(14,081)	(1,328)	5,786	422	-	12,002	145,422
Foreign loans - Latin America	182,516	(8,899)	(903)	4,281	14	-	(10,028)	166,981
Total	763,552	(82,919)	(4,518)	48,248	740	-	35,551	760,654

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	59,639	(37,760)	(14,261)	58,899	1,299	-	(4,237)	63,579
Corporate	901	(421)	(297)	1,040	13	-	(280)	956
Micro / Small and medium companies	12,299	(5,786)	(5,376)	14,081	682	-	(2,813)	13,087
Foreign loans - Latin America	13,863	(4,281)	(4,222)	8,899	339	-	(2,521)	12,077
Total	86,702	(48,248)	(24,156)	82,919	2,333	-	(9,851)	89,699

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	35,254	(186)	(1,299)	2,256	14,261	(25,133)	10,549	35,702
Corporate	5,162	(118)	(13)	31	297	(138)	(632)	4,589
Micro / Small and medium companies	9,976	(422)	(682)	1,328	5,376	(4,930)	(45)	10,601
Foreign loans - Latin America	8,776	(14)	(339)	903	4,222	(2,823)	(1,380)	9,345
Total	59,168	(740)	(2,333)	4,518	24,156	(33,024)	8,492	60,237

Consolidated 3 Stages					Balance at	Derecognition (2)	Acquisition / (Settlement)	Closing balance
					12/31/2022			12/31/2023
Individuals					400,103	(25,133)	41,646	416,616
Corporate					139,268	(138)	(2,669)	136,461
Micro / Small and medium companies					164,896	(4,930)	9,144	169,110
Foreign loans - Latin America					205,155	(2,823)	(13,929)	188,403
Total					909,422	(33,024)	34,192	910,590
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.
2) Includes updating the estimate regarding the write-off of operations.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	270,371	(65,771)	(2,966)	29,153	61	-	74,362	305,210
Corporate	128,519	(626)	(2,360)	1,098	137	-	6,437	133,205
Micro / Small and medium companies	124,555	(18,158)	(1,600)	16,215	170	-	21,439	142,621
Foreign loans - Latin America	178,719	(7,720)	(1,014)	2,426	19	-	10,086	182,516
Total	702,164	(92,275)	(7,940)	48,892	387	-	112,324	763,552

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	38,168	(29,153)	(13,041)	65,771	1,392	-	(3,498)	59,639
Corporate	1,600	(1,098)	(173)	626	19	-	(73)	901
Micro / Small and medium companies	16,749	(16,215)	(4,310)	18,158	1,167	-	(3,250)	12,299
Foreign loans - Latin America	13,389	(2,426)	(3,388)	7,720	831	-	(2,263)	13,863
Total	69,906	(48,892)	(20,912)	92,275	3,409	-	(9,084)	86,702

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	23,997	(61)	(1,392)	2,966	13,041	(13,876)	10,579	35,254
Corporate	4,915	(137)	(19)	2,360	173	(822)	(1,308)	5,162
Micro / Small and medium companies	8,666	(170)	(1,167)	1,600	4,310	(3,661)	398	9,976
Foreign loans - Latin America	12,942	(19)	(831)	1,014	3,388	(1,783)	(5,935)	8,776
Total	50,520	(387)	(3,409)	7,940	20,912	(20,142)	3,734	59,168

Consolidated 3 Stages					Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
					12/31/2021			12/31/2022
Individuals					332,536	(13,876)	81,443	400,103
Corporate					135,034	(822)	5,056	139,268
Micro / Small and medium companies					149,970	(3,661)	18,587	164,896
Foreign loans - Latin America					205,050	(1,783)	1,888	205,155
Total					822,590	(20,142)	106,974	909,422
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Total portfolio comprises R$ 1,357 (R$ 14,052 at 12/31/2022) pegged to Libor.

At 12/31/2022, the change in the period of the parameter used to estimate the significant increase/reduction in credit risk caused an effect on the transfer from stage 1 to stage 2 in the amount of R$ 26,005 and in the transfer from stage 2 to 1 in the amount if R$ 27,155.

F-46

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,641 (R$ 1,949 at 12/31/2022) before the modification, which gave rise to an effect on profit or loss of R$ 23 (R$ 13 from 01/01 to 12/31/2022). At 12/31/2023, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 384 (R$ 601 at 12/31/2022).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(5,414)	1,111	49	(1,381)	(8)	-	720	(4,923)
Corporate	(480)	16	1	(40)	(4)	-	(273)	(780)
Micro / Small and medium companies	(1,431)	251	22	(418)	(110)	-	538	(1,148)
Foreign loans - Latin America	(2,339)	201	21	(155)	(2)	-	382	(1,892)
Total	(9,664)	1,579	93	(1,994)	(124)	-	1,367	(8,743)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(5,647)	1,381	4,719	(1,111)	(128)	-	(5,341)	(6,127)
Corporate	(503)	40	46	(16)	(4)	-	(260)	(697)
Micro / Small and medium companies	(2,227)	418	1,312	(251)	(133)	-	(983)	(1,864)
Foreign loans - Latin America	(1,546)	155	851	(201)	(110)	-	(646)	(1,497)
Total	(9,923)	1,994	6,928	(1,579)	(375)	-	(7,230)	(10,185)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(19,220)	8	128	(49)	(4,719)	25,133	(19,282)	(18,001)
Corporate	(4,470)	4	4	(1)	(46)	138	(842)	(5,213)
Micro / Small and medium companies	(5,932)	110	133	(22)	(1,312)	4,930	(3,403)	(5,496)
Foreign loans - Latin America	(3,115)	2	110	(21)	(851)	2,823	(2,173)	(3,225)
Total	(32,737)	124	375	(93)	(6,928)	33,024	(25,700)	(31,935)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2022			12/31/2023
Individuals					(30,281)	25,133	(23,903)	(29,051)
Corporate					(5,453)	138	(1,375)	(6,690)
Micro / Small and medium companies					(9,590)	4,930	(3,848)	(8,508)
Foreign loans - Latin America					(7,000)	2,823	(2,437)	(6,614)
Total					(52,324)	33,024	(31,563)	(50,863)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at	Transfer to Stage 2 (2)	Transfer to Stage 3 (1)	Cure from Stage 2 (2)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(6,851)	2,045	222	(1,445)	(3)	-	618	(5,414)
Corporate	(413)	6	1	(127)	(3)	-	56	(480)
Micro / Small and medium companies	(1,812)	767	98	(806)	(33)	-	355	(1,431)
Foreign loans - Latin America	(2,373)	179	18	(91)	(5)	-	(67)	(2,339)
Total	(11,449)	2,997	339	(2,469)	(44)	-	962	(9,664)

Stage 2	Balance at	Cure to Stage 1 (2)	Transfer to Stage 3	Transfer from Stage 1 (2)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(4,501)	1,445	4,648	(2,045)	(122)	-	(5,072)	(5,647)
Corporate	(865)	127	31	(6)	(9)	-	219	(503)
Micro / Small and medium companies	(1,556)	806	1,055	(767)	(201)	-	(1,564)	(2,227)
Foreign loans - Latin America	(1,353)	91	592	(179)	(219)	-	(478)	(1,546)
Total	(8,275)	2,469	6,326	(2,997)	(551)	-	(6,895)	(9,923)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(12,868)	3	122	(222)	(4,648)	13,876	(15,483)	(19,220)
Corporate	(3,529)	3	9	(1)	(31)	822	(1,743)	(4,470)
Micro / Small and medium companies	(4,023)	33	201	(98)	(1,055)	3,661	(4,651)	(5,932)
Foreign loans - Latin America	(4,172)	5	219	(18)	(592)	1,783	(340)	(3,115)
Total	(24,592)	44	551	(339)	(6,326)	20,142	(22,217)	(32,737)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2021			12/31/2022
Individuals					(24,220)	13,876	(19,937)	(30,281)
Corporate					(4,807)	822	(1,468)	(5,453)
Micro / Small and medium companies					(7,391)	3,661	(5,860)	(9,590)
Foreign loans - Latin America					(7,898)	1,783	(885)	(7,000)
Total					(44,316)	20,142	(28,150)	(52,324)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Reflects the expected credit loss arising from the change in the period of the parameter used to estimate the significant increase/decrease in credit risk.

F-47

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees of R$ (887) (R$ (810) at 12/31/2022) and Loan commitments of R$ (3,311) (R$ (2,874) at 12/31/2022).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:
	12/31/2023			12/31/2022
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,208	(482)	1,726	2,273	(617)	1,656
Up to 1 year	2,208	(482)	1,726	2,273	(617)	1,656
Non-current	8,690	(2,739)	5,951	9,087	(2,894)	6,193
From 1 to 2 years	1,584	(434)	1,150	1,888	(596)	1,292
From 2 to 3 years	1,338	(416)	922	1,455	(449)	1,006
From 3 to 4 years	1,022	(333)	689	1,026	(339)	687
From 4 to 5 years	770	(275)	495	814	(271)	543
Over 5 years	3,976	(1,281)	2,695	3,904	(1,239)	2,665
Total	10,898	(3,221)	7,677	11,360	(3,511)	7,849

Financial lease revenues are composed of:
	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Financial income	884	901	742
Variable payments	7	7	10
Total	891	908	752

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:
Nature of operation	12/31/2023				12/31/2022
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	139	140	139	139	170	168	170	168
Working capital	502	502	502	502	602	602	602	602
Total	641	642	641	641	772	770	772	770
1) Under Other liabilities.

From 01/01 to 12/31/2023, operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 219 (R$ 513 from 01/01 to 12/31/2022), net of the Allowance for Loan Losses.

F-48

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	12/31/2023	01/01 to 12/31/2023
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	8,415	993	21	1,014
Joint ventures	878	(73)	-	(73)
Total	9,293	920	21	941

	12/31/2022	01/01 to 12/31/2022			01/01 to 12/31/2021
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates	7,187	736	(15)	721	1,238
Joint ventures	256	(64)	-	(64)	(74)
Total	7,443	672	(15)	657	1,164

At 12/31/2023, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.92% total capital and 41.67% voting capital; 51.94% total capital and 41.97% voting capital at 12/31/2022); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2022); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2022); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2022); Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% total and voting capital; 31.42% at 12/31/2022); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2022); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2022); Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2022); CIP S.A. (22.89% total and voting capital; 23.33% at 12/31/2022); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2022); Banfur lnternational S.A. (30% total and voting capital; 30% at 12/31/2022); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital), Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital) and Avenue Holding Cayman (35% total and voting capital).

At 12/31/2023, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2022); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2022); TOTVS Techfin S.A. (50% total and voting capital) and includes result not arising from subsidiaries' net income.

F-49

Note 12 - Lease Operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 12/31/2023, total cash outflow with lease amounted to R$ 1,470 and lease agreements in the amount of R$ 232 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	12/31/2023	12/31/2022
Up to 3 months	275	283
3 months to 1 year	706	790
From 1 to 5 years	2,588	2,716
Over 5 years	1,197	930
Total Financial Liability	4,766	4,719

Lease amounts recognized in the Consolidated Statement of Income:
	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Sublease revenues	26	26	16
Depreciation expenses	(863)	(951)	(1,279)
Interest expenses	(367)	(414)	(302)
Lease expenses for low value assets	(104)	(102)	(84)
Variable expenses not include in lease liabilities	(57)	(58)	(68)
Total	(1,365)	(1,499)	(1,717)

In the periods from 01/01 to 12/31/2023, from 01/01 to 12/31/2022 and from 01/01 to 12/31/2021, there was no impairment adjustment.

F-50

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	12/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		9,075	(3,706)	(198)	5,171
Land		2,039	-	-	2,039
Buildings and Improvements	4% to 10%	7,036	(3,706)	(198)	3,132
Other fixed assets		15,353	(11,321)	(68)	3,964
Installations and furniture	10% to 20%	3,347	(2,530)	(17)	800
Data processing systems	20% to 50%	9,330	(7,480)	(51)	1,799
Other (1)	10% to 20%	2,676	(1,311)	-	1,365
Total		24,428	(15,027)	(266)	9,135
1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets	12/31/2022
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		7,132	(3,835)	(151)	3,146
Land		1,199	-	-	1,199
Buildings and Improvements	4% to 10%	5,933	(3,835)	(151)	1,947
Other fixed assets		16,254	(11,588)	(45)	4,621
Installations and furniture	10% to 20%	3,559	(2,655)	(14)	890
Data processing systems	20% to 50%	9,786	(7,659)	(31)	2,096
Other (1)	10% to 20%	2,909	(1,274)	-	1,635
Total		23,386	(15,423)	(196)	7,767
1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

The contractual commitments for purchase of the fixed assets totaled R$ 3 (R$ 3 at 12/31/2022), achievable by 2024 (Note 32b III.lI - Off balance commitments).

F-51

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

		Goodwill and intangible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost
Balance at	12/31/2022	12,431	2,366	5,423	16,088	7,634	43,942
Acquisitions		603	-	452	3,634	687	5,376
Termination / disposals		-	(246)	(100)	(43)	(599)	(988)
Exchange variation		(777)	133	(56)	(95)	(120)	(915)
Other		(2)	(26)	(542)	(7)	-	(577)
Balance at	12/31/2023	12,255	2,227	5,177	19,577	7,602	46,838
Amortization
Balance at	12/31/2022	-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Amortization expense		-	(87)	(431)	(2,295)	(1,276)	(4,089)
Termination / disposals		-	227	58	-	569	854
Exchange variation		-	(49)	18	56	107	132
Other		-	24	379	(50)	-	353
Balance at	12/31/2023	-	(1,242)	(3,713)	(8,422)	(3,766)	(17,143)
Impairment
Balance at	12/31/2022	(4,881)	(559)	(171)	(824)	-	(6,435)
Increase		-	-	(3)	(265)	-	(268)
Exchange variation		461	(89)	-	-	-	372
Balance at	12/31/2023	(4,420)	(648)	(174)	(1,089)	-	(6,331)
Book value
Balance at	12/31/2023	7,835	337	1,290	10,066	3,836	23,364
1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

F-52

		Goodwill and intangible from acquisition	Intangible assets				Total
	31/12/2022		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost	01/01/2022
Balance at	12/31/2021	13,031	2,657	6,476	11,157	6,431	39,752
Acquisitions		-	-	519	4,208	1,041	5,768
Termination / disposals		-	-	(23)	(1)	(480)	(504)
Exchange variation		(600)	(276)	(339)	-	(41)	(1,256)
Other		-	(15)	(1,210)	724	683	182
Balance at	12/31/2022	12,431	2,366	5,423	16,088	7,634	43,942
Amortization
Balance at	12/31/2021	-	(1,374)	(4,149)	(4,220)	(1,984)	(11,727)
Amortization expense		-	(115)	(517)	(1,511)	(1,200)	(3,343)
Termination / disposals		-	-	7	-	480	487
Exchange variation		-	116	188	(3)	28	329
Other		-	16	734	(399)	(490)	(139)
Balance at	12/31/2022	-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Impairment
Balance at	12/31/2021	(5,209)	(712)	(171)	(823)	-	(6,915)
Increase		-	-	-	(1)	-	(1)
Exchange variation		328	153	-	-	-	481
Balance at	12/31/2022	(4,881)	(559)	(171)	(824)	-	(6,435)
Book value
Balance at	12/31/2022	7,550	450	1,515	9,131	4,468	23,114
1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,249) (R$ (1,202) at 12/31/2022) is disclosed in the General and administrative expenses (Note 23).

At 12/31/2022, in Other is included the total amount of R$ 61, related to the hyperinflationary adjustment for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 2,709 (R$ 3,015 at 12/31/2022).

F-53

Note 15 - Deposits

	12/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	367,270	470,534	837,804	376,238	372,635	748,873
Savings deposits	174,765	-	174,765	179,764	-	179,764
Interbank deposits	6,445	3	6,448	4,821	73	4,894
Time deposits	186,060	470,531	656,591	191,653	372,562	564,215
Non-interest bearing deposits	113,548	-	113,548	122,565	-	122,565
Demand deposits	105,634	-	105,634	117,587	-	117,587
Other deposits	7,914	-	7,914	4,978	-	4,978
Total	480,818	470,534	951,352	498,803	372,635	871,438

Note 16 - Financial liabilities designated at fair value through profit or loss

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Debt securities	2	294	296	2	62	64
Total	2	294	296	2	62	64

The effect of credit risk of these instruments is not significant at 12/31/2023 and 12/31/2022.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

	Interest rate (p.a.)	12/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		159,712	7	159,719	90,700	119	90,819
Government securities	11.3% to 100% of SELIC	128,600	-	128,600	66,665	-	66,665
Corporate securities	45% to 95% of CDI	30,714	-	30,714	22,562	-	22,562
Own issue	13.8% to 15.75%	1	7	8	2	6	8
Foreign	4.1% to 7.25%	397	-	397	1,471	113	1,584
Assets received as collateral	11.3% to 11.65%	127,437	-	127,437	127,375	-	127,375
Right to sell or repledge the collateral	4.75% to 98.5% of CDI	44,256	31,374	75,630	52,723	22,523	75,246
Total		331,405	31,381	362,786	270,798	22,642	293,440

b) Interbank market funds

	Interest rate (p.a.)	12/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	0.28% to 17.28%	38,061	43,136	81,197	3,842	62,763	66,605
Real estate credit bills	5.49% to 13.73%	28,476	20,479	48,955	24,274	3,843	28,117
Rural credit bills	4.9% to 13.9%	17,037	22,035	39,072	26,547	9,736	36,283
Guaranteed real estate bills	5.21% to 14.87%	6,131	53,059	59,190	4,908	45,667	50,575
Import and export financing	0% to 8.5%	81,594	5,550	87,144	74,304	26,848	101,152
Onlending domestic	0% to 18%	4,472	8,615	13,087	3,553	8,302	11,855
Total		175,771	152,874	328,645	137,428	157,159	294,587

The total portfolio comprises R$ 0 (R$ 1,032 at 12/31/2022) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

F-54

c) Institutional market funds

	Interest rate (p.a.)	12/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 100% of CDI	836	45,841	46,677	9,851	44,689	54,540
Foreign loans through securities	0.09% to 5.61%	9,442	53,250	62,692	10,333	60,188	70,521
Funding from structured operations certificates	3.76% to 19.38%	975	9,247	10,222	547	3,774	4,321
Total		11,253	108,338	119,591	20,731	108,651	129,382

The fair value of Funding from structured operations certificates is R$ 11,448 (R$ 4,949 at 12/31/2022).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2023	12/31/2022
Subordinated financial bills - BRL
	2,146	2019	Perpetual	114% of SELIC	2,237	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,052	1,047
	50	2019	2028	CDI + 0.72%	71	62
	2,281	2019	2029	CDI + 0.75%	3,227	2,834
	450	2020	2029	CDI + 1.85%	633	550
	106	2020	2030	IPCA + 4.64%	151	138
	1,556	2020	2030	CDI + 2%	2,199	1,907
	5,488	2021	2031	CDI + 2%	7,469	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,029	1,041
	1,161	2023	2034	102% of CDI	1,141	-
	108	2023	2034	CDI + 0.2%	107	-
	122	2023	2034	10.63%	121	-
	700	2023	Perpetual	CDI + 1.9%	713	-
	107	2023	2034	IPCA + 5.48%	106	-
				Total	20,256	16,306

Subordinated euronotes - USD
	1,870	2012	2023	5.13%	-	9,735
	1,250	2017	Perpetual	7.72%	6,042	6,516
	750	2018	Perpetual	6.50%	3,709	3,985
	750	2019	2029	4.50%	3,640	3,932
	700	2020	Perpetual	4.63%	3,441	3,708
	501	2021	2031	3.88%	2,430	2,623
	200	2022	Perpetual	6.80%	-	3
				Total	19,262	30,502

Subordinated bonds - CLP
	180,351	2008	2033	3.50% to 4.92%	1,366	1,476
	97,962	2009	2035	4.75%	1,060	1,133
	1,060,250	2010	2032	4.35%	105	112
	1,060,250	2010	2035	3.90% to 3.96%	242	257
	1,060,250	2010	2036	4.48%	1,152	1,225
	1,060,250	2010	2038	3.93%	839	892
	1,060,250	2010	2040	4.15% to 4.29%	647	687
	1,060,250	2010	2042	4.45%	315	335
	57,168	2014	2034	3.80%	412	438
				Total	6,138	6,555

Subordinated bonds - COP
	104,000	2013	2023	IPC + 2%	-	115
	146,000	2013	2028	IPC + 2%	186	161
	780,392	2014	2024	LIB	835	901
				Total	1,021	1,177

Total					46,677	54,540

F-55

Note 18 - Other assets and liabilities

a) Other assets

	Note	12/31/2023	12/31/2022
Financial		129,050	111,284
At amortized cost		127,699	109,909
Receivables from credit card issuers		80,957	65,852
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,277	13,001
Trading and intermediation of securities		18,655	17,969
Income receivable		3,784	3,610
Operations without credit granting characteristics, net of provisions		10,016	7,900
Net amount receivables from reimbursement of provisions	29c	943	899
Deposits in guarantee of fund raisings abroad		67	648
Other		-	30
At fair value through profit or loss		1,351	1,375
Other financial assets		1,351	1,375
Non-financial		20,027	17,474
Sundry foreign		771	965
Prepaid expenses		7,714	6,338
Sundry domestic		4,629	3,653
Assets of post-employment benefit plans	26e	343	411
Lease right-of-use		3,351	3,863
Other		3,219	2,244
Current		127,104	109,569
Non-current		21,973	19,189

b) Other liabilities

	Note	12/31/2023	12/31/2022
Financial		182,348	167,234
At amortized cost		181,788	166,651
Credit card operations		156,406	138,300
Trading and intermediation of securities		15,510	17,744
Foreign exchange portfolio		2,354	2,580
Finance leases		3,302	3,929
Other		4,216	4,098
At fair value through profit or loss		560	583
Other financial liabilities		560	583
Non-financial		41,867	47,895
Funds in transit		15,250	19,737
Charging and collection of taxes and similar		608	551
Social and statutory		10,675	10,375
Deferred income		1,316	2,737
Sundry domestic		3,435	4,730
Personnel provision		2,386	2,403
Provision for sundry payments		1,865	2,055
Obligations on official agreements and rendering of payment services		2,035	1,725
Liabilities from post-employment benefit plans	26e	2,772	2,320
Other		1,525	1,262
Current		212,882	205,883
Non-current		11,333	9,246

F-56

Note 19 - Stockholders’ equity

The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2023
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2023	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result from delivery of treasury shares		-	(28,832,017)	(28,832,017)	749
Treasury shares (1)	12/31/2023	-	436,671	436,671	(11)
Number of total shares at the end of the period (2)	12/31/2023	4,958,290,359	4,845,408,318	9,803,698,677
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660

		12/31/2022
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	12/31/2021	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Treasury shares (1)	12/31/2021	-	24,244,725	24,244,725	(528)
Result from delivery of treasury shares		-	(20,976,037)	(20,976,037)	457
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660
Number of total shares at the end of the period (2)	12/31/2021	4,958,290,359	4,821,600,264	9,779,890,623
1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:
Cost / market value	12/31/2023		12/31/2022
	Common	Preferred	Common	Preferred
Minimum	-	25.52	-	-
Weighted average	-	26.49	-	-
Maximum	-	27.13	-	-
Treasury shares
Average cost	-	25.98	-	21.76
Market value on the last day of the base date	28.84	33.97	21.89	25.00

F-57

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	12/31/2023	12/31/2022	12/31/2021
Statutory net income	33,389	29,695	26,236
Adjustments:
(-) Legal reserve - 5%	(1,669)	(1,485)	(1,312)
Dividend calculation basis	31,720	28,210	24,924
Minimum mandatory dividend - 25%	7,930	7,053	6,231
Dividends and interest on capital paid / accrued	21,468	8,368	6,231

II - Stockholders' compensation

		12/31/2023
		Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid			7,079	(1,061)	6,018
Interest on capital - 11 monthly installments paid from February to December 2023		0.0150	1,902	(285)	1,617
Interest on capital - paid on 08/25/2023		0.2227	2,567	(385)	2,182
Interest on capital - paid on 08/25/2023		0.2264	2,610	(391)	2,219
Accrued (Recorded in Other liabilities - Social and statutory)			5,236	(786)	4,450
Interest on capital - 1 monthly installment paid on 01/02/2024		0.0150	173	(26)	147
Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024		0.2289	2,639	(396)	2,243
Interest on capital - credited on 11/24/2023 to be paid until 04/30/2024		0.2102	2,424	(364)	2,060
Identified in Revenue Reserves in Stockholders' Equity			11,000	-	11,000
Dividends		1.1251	11,000	-	11,000
Total -	01/01 to 12/31/2023		23,315	(1,847)	21,468

		12/31/2022
		Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid			4,906	(735)	4,171
lnterest on capital - 11 monthly installments paid from February to December 2022		0.0150	1,902	(285)	1,617
lnterest on capital - paid on 08/30/2022		0.2605	3,004	(450)	2,554
Accrued (Recorded in Other liabilities - Social and statutory)			4,938	(741)	4,197
Interest on capital - 1 monthly installment paid on 01/02/2023		0.0150	173	(26)	147
Interest on capital - credited on 12/08/2022 to be paid on 04/28/2023		0.4133	4,765	(715)	4,050
Total -	01/01 to 12/31/2022		9,844	(1,476)	8,368

F-58

		12/31/2021
		Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid			4,179	(407)	3,772
Dividends - 10 monthly installments paid from February to November 2021		0.0150	1,466	-	1,466
Interest on capital - 1 monthly installment paid on December 2021		0.0150	173	(26)	147
Interest on capital - paid on 08/26/2021		0.2207	2,540	(381)	2,159
Accrued (Recorded in Other liabilities - Social and statutory)			2,894	(435)	2,459
Interes on capital - 1 monthly installment paid on 01/03/2022		0.0150	173	(26)	147
Interest on capital - credited on 11/26/2021 to be paid until 04/29/2022		0.2249	2,587	(388)	2,199
Interest on capital		0.0116	134	(21)	113
Total -	01/01 to 12/31/2021		7,073	(842)	6,231

c) Capital reserves and revenue reserves

	12/31/2023	12/31/2022
Capital reserves	2,620	2,480
Premium on subscription of shares	284	284
Share-based payment	2,332	2,192
Reserves from tax incentives, restatement of equity securities and other	4	4
Revenue reserves (1)	104,465	86,209
Legal (2)	16,740	15,071
Statutory (3)	76,725	71,138
Special revenue (4)	11,000	-
Total reserves at parent company	107,085	88,689
1) Possible surplus of Revenue reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the yield flow to shareholders.
4) Refers to Dividends declared after 12/31/2023.

Statutory reserves include R$ (263), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders’ equity		Income
	12/31/2023	12/31/2022	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Banco Itaú Chile	6,690	6,926	598	887	1,310
Itaú Colombia S.A.	19	14	-	3	38
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	853	769	147	123	131
Luizacred S.A. Soc. Cred. Financiamento Investimento	328	377	(49)	(50)	76
Other	983	1,304	76	72	69
Total	8,873	9,390	772	1,035	1,624

F-59

Note 20 - Share-based payment

The accounting policy on share-based payments is presented in Note 2c XV.

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.
The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.
Expenses on share-based payment plans are presented in the table below:
	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Partner plan	(264)	(180)	(129)
Share-based plan	(473)	(418)	(381)
Total	(737)	(598)	(510)

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.
The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.
The fair value of the consideration in shares is the market price at the grant date, less expected dividends.
Change in the partner program
	01/01 to 12/31/2023	01/01 to 12/31/2022
	Quantity	Quantity
Opening balance	48,253,812	36,943,996
New	24,920,268	21,395,758
Delivered	(9,533,753)	(9,226,877)
Cancelled	(1,214,899)	(859,065)
Closing balance	62,425,428	48,253,812
Weighted average of remaining contractual life (years)	2.36	2.21
Market value weighted average (R$)	21.88	22.22

F-60

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.
Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.
The fair value of the share is the market price at its grant date.
Change in share-based variable compensation
	01/01 to 12/31/2023	01/01 to 12/31/2022
	Quantity	Quantity
Opening balance	44,230,077	36,814,248
New	21,725,220	22,524,857
Delivered	(22,097,907)	(14,263,138)
Cancelled	(362,756)	(845,890)
Closing balance	43,494,634	44,230,077
Weighted average of remaining contractual life (years)	0.89	0.93
Market value weighted average (R$)	25.76	24.83

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Compulsory deposits with the Central Bank of Brazil	12,569	10,228	3,613
Interbank deposits	4,122	3,145	1,203
Securities purchased under agreements to resell	33,898	25,467	9,812
Financial assets at fair value through other comprehensive income	27,463	20,546	17,193
Financial assets at amortized cost	13,126	11,823	4,820
Loan operations	130,462	116,844	92,789
Other financial assets	745	1,112	(177)
Total	222,385	189,165	129,253

b) Interest and similar expense

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Deposits	(71,508)	(52,358)	(20,492)
Securities sold under repurchase agreements	(41,624)	(28,399)	(8,635)
Interbank market funds	(34,543)	(22,878)	(24,929)
Institutional market funds	(10,239)	(12,757)	(9,865)
Other	(336)	(355)	(5,384)
Total	(158,250)	(116,747)	(69,305)

F-61

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Securities	31,399	8,882	7,439
Derivatives (1)	(2,954)	3,477	9,716
Financial assets designated at fair value through profit or loss	479	660	(483)
Other financial assets at fair value through profit or loss	1,897	1,800	838
Financial liabilities at fair value through profit or loss	(1,731)	(1,535)	(843)
Financial liabilities designated at fair value	55	41	11
Total	29,145	13,325	16,678
1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2023, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (1,021) (R$ (120) from 01/01 to 12/31/2022) of Expected losses, R$ (167) (R$ (30) from 01/01 to 12/31/2022) for Financial assets – Fair value through other comprehensive income and R$ (854) (R$ (90) from 01/01 to 12/31/2022) for Financial assets – Amortized cost.

Note 22 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XVIII.

The main services provided by ITAÚ UNIBANCO HOLDING are:

    •   Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

    •   Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

    •   Funds management: refers to fees charged for the management and performance of investment funds and consortia administration.

    •   Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange.

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Credit and debit cards	21,177	19,989	16,051
Current account services	6,877	7,528	7,803
Asset management	5,792	5,872	7,177
Funds	4,395	4,952	6,545
Consortia	1,397	920	632
Credit operations and financial guarantees provided	2,544	2,539	2,511
Credit operations	1,100	1,185	1,307
Financial guarantees provided	1,444	1,354	1,204
Collection services	2,031	1,971	2,020
Advisory services and brokerage	3,596	3,348	3,579
Custody services	602	617	605
Other	3,112	2,702	2,578
Total	45,731	44,566	42,324

F-62

Note 23 - General and administrative expenses

	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Personnel expenses	(32,400)	(31,317)	(28,245)
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other (1)	(25,389)	(24,558)	(22,273)
Employees’ profit sharing and Share-based payment	(7,011)	(6,759)	(5,972)
Administrative expenses	(18,523)	(17,825)	(16,080)
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(7,851)	(7,873)	(7,335)
Data processing and telecommunications	(5,027)	(4,359)	(3,953)
Installations and Materials	(2,243)	(2,201)	(2,142)
Advertising, promotions and publicity	(1,996)	(2,003)	(1,389)
Other	(1,406)	(1,389)	(1,261)
Depreciation and amortization	(6,529)	(5,750)	(5,548)
Other expenses	(18,307)	(14,038)	(12,676)
Selling - credit cards	(6,114)	(6,183)	(5,292)
Claims losses	(1,007)	(1,143)	(1,038)
Selling of non-financial products	(641)	(365)	-
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(1,595)	(133)	(119)
Provision for lawsuits civil	(1,679)	(1,072)	(1,041)
Provision for tax and social security lawsuits	(726)	(553)	317
Refund of interbank costs	(409)	(354)	(352)
Impairment	(338)	(16)	(440)
Other	(5,798)	(4,219)	(4,711)
Total	(75,759)	(68,930)	(62,549)
1) At 12/31/2022, includes the effects of the Voluntary Severance Program.

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Note 24 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:
Due on operations for the period	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Income / (loss) before income tax and social contribution	39,700	36,694	42,231
Charges (income tax and social contribution) at the rates in effect (1)	(17,865)	(16,665)	(19,989)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	1,168	954	821
Foreign exchange variation on investments abroad	2	(52)	437
Interest on capital	5,419	4,449	2,889
Other nondeductible expenses net of non taxable income (2)	2,591	4,719	9,181
Income tax and social contribution expenses	(8,685)	(6,595)	(6,661)
Related to temporary differences
Increase / (reversal) for the period	2,862	143	(7,186)
(Expenses) / Income from deferred taxes	2,862	143	(7,186)
Total income tax and social contribution expenses	(5,823)	(6,452)	(13,847)
1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to December. In 2021, the rate considered was equal to 45% in the first semester and it was equal to 50% in the second semester.
2) Includes temporary (additions) and exclusions.

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b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

01/01/2023	12/31/2022	Realization / Reversal	Increase	12/31/2023
Reflected in income	55,806	(19,135)	22,043	58,714
Provision for expected loss	34,160	(9,142)	12,640	37,658
Related to tax losses and social contribution loss carryforwards	2,496	(547)	376	2,325
Provision for profit sharing	2,635	(2,635)	2,794	2,794
Provision for devaluation of securities with permanent impairment	812	(812)	1,006	1,006
Provisions	5,734	(2,224)	2,359	5,869
Civil lawsuits	1,230	(781)	778	1,227
Labor claims	3,010	(1,328)	1,185	2,867
Tax and social security obligations	1,494	(115)	396	1,775
Legal obligations	464	(207)	22	279
Adjustments of operations carried out on the futures settlement market	171	(171)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	804	(804)	755	755
Provision relating to health insurance operations	400	(5)	-	395
Other	8,130	(2,588)	2,091	7,633
Reflected in stockholders’ equity	3,453	(1,196)	697	2,954
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,546	(962)	438	2,022
Cash flow hedge	342	(234)	-	108
Other	565	-	259	824
Total	59,259	(20,331)	22,740	61,668

01/01/2022	12/31/2021	Realization / Reversal	Increase	12/31/2022
Reflected in income	53,135	(19,244)	21,915	55,806
Provision for expected loss	28,428	(7,622)	13,354	34,160
Related to tax losses and social contribution loss carryforwards	3,751	(1,518)	263	2,496
Provision for profit sharing	2,265	(2,265)	2,635	2,635
Provision for devaluation of securities with permanent impairment	998	(595)	409	812
Provisions	5,848	(1,699)	1,585	5,734
Civil lawsuits	1,257	(400)	373	1,230
Labor claims	3,175	(1,204)	1,039	3,010
Tax and social security obligations	1,416	(95)	173	1,494
Legal obligations	822	(379)	21	464
Adjustments of operations carried out on the futures settlement market	-	-	171	171
Adjustment to fair value of financial assets - At fair value through profit or loss	2,726	(2,726)	804	804
Provision relating to health insurance operations	437	(59)	22	400
Other	7,860	(2,381)	2,651	8,130
Reflected in stockholders’ equity	2,447	(1,249)	2,255	3,453
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,445	(1,127)	2,228	2,546
Cash flow hedge	461	(122)	3	342
Other	541	-	24	565
Total	55,582	(20,493)	24,170	59,259

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,691 (R$ 51,634 at 12/31/2022) and R$ 560 (R$ 345 at 12/31/2022), respectively.

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II - The deferred tax liabilities balance and its changes are represented by:

01/01/2023	12/31/2022	Realization / reversal	Increase	12/31/2023
Reflected in income	7,111	(2,300)	2,337	7,148
Depreciation in excess finance lease	141	(11)	-	130
Adjustment of deposits in guarantee and provisions	1,439	(92)	225	1,572
Post-employment benefits	17	(17)	15	15
Adjustments of operations carried out on the futures settlement market	42	(42)	416	416
Adjustment to fair value of financial assets - At fair value through profit or loss	1,554	(1,554)	1,450	1,450
Taxation of results abroad – capital gains	734	(10)	16	740
Other	3,184	(574)	215	2,825
Reflected in stockholders’ equity	859	(331)	861	1,389
Adjustment to fair value of financial assets - At fair value through other comprehensive income	854	(331)	858	1,381
Post-employment benefits	5	-	3	8
Total	7,970	(2,631)	3,198	8,537
01/01/2022
	12/31/2021	Realization / reversal	Increase	12/31/2022
Reflected in income	4,580	(592)	3,123	7,111
Depreciation in excess finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(156)	173	1,439
Post-employment benefits	6	(6)	17	17
Adjustments of operations carried out on the futures settlement market	237	(237)	42	42
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	1,554	1,554
Taxation of results abroad – capital gains	834	(104)	4	734
Other	1,873	(18)	1,329	3,184
Reflected in stockholders’ equity	189	(116)	786	859
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(114)	786	854
Cash flow hedge	1	(1)	-	-
Post-employment benefits	6	(1)	-	5
Total	4,769	(708)	3,909	7,970

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,691 (R$ 51,634 at 12/31/2022) and R$ 560 (R$ 345 at 12/31/2022), respectively.

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III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%
2024	18,044	30.4%	971	41.8%	19,015	30.8%	(611)	7.2%	18,404	34.6%
2025	8,653	14.6%	212	9.1%	8,865	14.4%	(245)	2.9%	8,620	16.2%
2026	9,083	15.3%	23	1.0%	9,106	14.8%	(161)	1.9%	8,945	16.8%
2027	9,215	15.5%	25	1.1%	9,240	15.0%	(178)	2.1%	9,062	17.1%
2028	4,075	6.9%	652	28.0%	4,727	7.7%	(321)	3.8%	4,406	8.3%
After 2028	10,273	17.3%	442	19.0%	10,715	17.3%	(7,021)	82.1%	3,694	7.0%
Total	59,343	100.0%	2,325	100.0%	61,668	100.0%	(8,537)	100.0%	53,131	100.0%
Present value (1)	51,683		2,044		53,727		(6,264)		47,463
1) The average funding rate, net of tax effects, was used to determine the present value.
Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 12/31/2023, deferred tax assets not accounted for correspond to R$ 273 (R$ 642 at 12/31/2022) and result from Management’s evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	12/31/2023	12/31/2022
Taxes and contributions on income payable		3,970	2,950
Deferred tax liabilities	24b II	560	345
Other		4,672	3,478
Total		9,202	6,773
Current		7,915	5,964
Non-current		1,287	809

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Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.
	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income attributable to owners of the parent company	33,105	29,207	26,760
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	16,642	14,669	13,462
Preferred	16,248	14,323	13,083
Total net income available to equity owners
Common	16,751	14,778	13,571
Preferred	16,354	14,429	13,189
Weighted average number of outstanding shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,840,883,862	4,840,703,872	4,818,741,579
Basic earnings per share – R$
Common	3.38	2.98	2.74
Preferred	3.38	2.98	2.74

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.
	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Net income available to preferred equity owners	16,354	14,429	13,189
Dividends on preferred shares after dilution effects	115	90	75
Net income available to preferred equity owners considering preferred shares after the dilution effect	16,469	14,519	13,264
Net income available to ordinary equity owners	16,751	14,778	13,571
Dividend on preferred shares after dilution effects	(115)	(90)	(75)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	16,636	14,688	13,496
Adjusted weighted average of shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,908,283,361	4,900,469,300	4,873,042,114
Preferred	4,840,883,862	4,840,703,872	4,818,741,579
Incremental as per share-based payment plans	67,399,499	59,765,428	54,300,535
Diluted earnings per share – R$
Common	3.36	2.96	2.72
Preferred	3.36	2.96	2.72
There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

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Note 26 - Post-employment benefits

The accounting policies on post-employment benefits are presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

    •   Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

    •   Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

    •   Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:
Type	Assumption	12/31/2023	12/31/2022
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	9.56% p.a.	10.34% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.
1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.
Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

    •   Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of

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mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

    •   Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

    •   Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).
Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:
Types	Fair value		% Allocation
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Fixed income securities	22,363	20,684	94.2%	94.4%
Quoted in an active market	21,705	20,102	91.4%	91.7%
Non quoted in an active market	658	582	2.8%	2.7%
Variable income securities	640	515	2.7%	2.3%
Quoted in an active market	630	508	2.7%	2.3%
Non quoted in an active market	10	7	-	-
Structured investments	128	138	0.5%	0.6%
Non quoted in an active market	128	138	0.5%	0.6%
Real estate	544	527	2.3%	2.4%
Loans to participants	79	69	0.3%	0.3%
Total	23,754	21,933	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2022), and real estate rented to group companies, with a fair value of R$ 464 (R$ 420 at 12/31/2022).

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d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.
		12/31/2023
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		2,193	(1,969)	(388)	(164)	(39)	(4)	(43)	(79)	(286)
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other expenses (1)		-	-	-	-	(79)	-	(79)	-	(79)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		1,136	(1,685)	(8)	(557)	12	(34)	(22)	(37)	(616)
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan (2)		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		(1,508)	1,701	-	193	-	-	-	189	382
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at the end of period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amount recognized in Assets	18a				30			313	-	343
Amount recognized in Liabilities	18b				(1,996)			-	(776)	(2,772)
		12/31/2022
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amounts recognized in income (1+2+3+4)		1,995	(1,845)	(308)	(158)	(36)	-	(36)	(246)	(440)
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses (1)		-	-	-	-	(75)	-	(75)	-	(75)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(447)	596	(171)	(22)	9	(40)	(31)	25	(28)
5 - Effects on asset ceiling		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan (2)		(441)	(971)	-	(1,412)	-	-	-	(21)	(1,433)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		(1,527)	1,651	-	124	-	-	-	151	275
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	-	-	-	-	151	151
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at the end of period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amount recognized in Assets	18a				33			378	-	411
Amount recognized in Liabilities	18b				(1,471)			-	(849)	(2,320)
1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.

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Net interest correspond to the amount calculated on 01/01/2023 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 10.34% p.a. (On 01/01/2022 the rate used was 9.46% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 52, in Other Comprehensive Income is R$ 12 and in income/(expense) is R$ (7).

f) Defined benefit contributions

	Estimated contributions	Contributions made
	2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Retirement plan - FIU	38	69	54
Retirement plan - FUNBEP	104	91	39
Total (1)	142	160	93
1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2024	2025	2026	2027	2028	2029	to	2033
Pension plan - FIU	9.42	1,185	1,131	1,173	1,210	1,243	6,649
Pension plan - FUNBEP	8.73	685	704	721	738	754	3,963
Other post-employment benefits	7.34	197	82	88	70	44	245
Total		2,067	1,917	1,982	2,018	2,041	10,857
1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:
Main assumptions	BD and CV plans			Other post-employment benefits
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate
Increase by 0.5 p.p.	(870)	-	319	(25)	-	25
Decrease by 0.5 p.p.	941	-	(347)	28	-	(28)
Mortality table
Increase by 5%	(262)	-	98	(12)	-	12
Decrease by 5%	274	-	(103)	12	-	(12)
Medical inflation
Increase by 1 p.p.	-	-	-	61	-	(61)
Decrease by 1 p.p.	-	-	-	(52)	-	52
1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

The accounting policy on insurance contracts and private pension is presented in Note 2c XI.

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of

F-73

a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	12/31/2023			12/31/2022
		(Assets) / Liabilities	Income		(Assets) / Liabilities	Income
			Operating	Financial		Operating	Financial
General Model (BBA)		15,762	2,361	(538)	14,320	1,691	(1,251)
lnsurance	27a I	5,134	2,461	(242)	4,496	1,776	(196)
Private pension	27a II	10,628	(100)	(296)	9,824	(85)	(1,055)
Variable Fee Approach (VFA)	27a II	255,193	1,709	(28,044)	218,398	1,745	(20,605)
Private pension		255,193	1,709	(28,044)	218,398	1,745	(20,605)
Simplified Model (PAA)	27a I	450	2,062	(3)	385	1,892	(17)
lnsurance		488	2,068	(2)	408	1,898	(14)
Reinsurance		(38)	(6)	(1)	(23)	(6)	(3)
Total Insurance contracts and private pension		271,405	6,132	(28,585)	233,103	5,328	(21,873)
lnsurance		5,622	4,529	(244)	4,904	3,674	(210)
Reinsurance		(38)	(6)	(1)	(23)	(6)	(3)
Private pension		265,821	1,609	(28,340)	228,222	1,660	(21,660)
Current		450			385
Non-current		270,955			232,718

Insurance of General Model (BBA) are composed of assets of R$ (103) (R$ 0 at 12/31/2022) and liabilities of R$ 5,237 (R$ 4,496 at 12/31/2022).

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	12/31/2023				12/31/2022
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	2,248	1,936	697	4,881	1,384	2,065	679	4,128
Operating Income from Insurance Contracts and Private Pension	(5,791)	(150)	1,418	(4,523)	(5,124)	(104)	1,560	(3,668)
Financial Income from Insurance Contracts and Private Pension	137	174	25	336	123	(25)	32	130
Premiums Received, Claims and Other Expenses Paid	6,421	-	-(1,531)	4,890	5,865	-	(1,574)	4,291
Closing Balance	3,015	1,960	609	5,584	2,248	1,936	697	4,881

	12/31/2023				12/31/2022
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening Balance - 01/01	(145)	4,756	270	4,881	866	2,964	298	4,128
Realization of Insurance Contractual Margin	-	(4,554)	-	(4,554)	-	(3,766)	-	(3,766)
Actuarial Remeasurements	1,266	(1,198)	(37)	31	(676)	804	(30)	98
Operating Income from Insurance Contracts and Private Pension	1,266	(5,752)	(37)	(4,523)	(676)	(2,962)	(30)	(3,668)
New Recognized Insurance Contracts	(5,943)	5,921	22	-	(4,569)	4,565	4	-
Financial Income from Insurance Contracts and Private Pension	18	290	28	336	(57)	189	(2)	130
Recognized in Income for the period	(59)	290	14	245	11	189	13	213
Recognized in Other Comprehensive Income	77	-	14	91	(68)	-	(15)	(83)
Premiums Received, Claims and Other Expenses Paid	4,890	-	-	4,890	4,291	-	-	4,291
Closing Balance	86	5,215	283	5,584	(145)	4,756	270	4,881

F-74

II - Private pension

	12/31/2023				12/31/2022
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	227,952	184	86	228,222	209,463	110	87	209,660
Operating Income from Insurance Contracts and Private Pension	(84,584)	148	82,827	(1,609)	(83,040)	164	81,216	(1,660)
Financial Income from Insurance Contracts and Private Pension	29,186	263	6	29,455	20,483	(90)	2	20,395
Premiums Received, Claims and Other Expenses Paid	92,574	-	(82,821)	9,753	81,046	-	(81,219)	(173)
Closing Balance	265,128	595	98	265,821	227,952	184	86	228,222

	12/31/2023				12/31/2022
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening balance - 01/01	210,255	17,696	271	228,222	188,469	20,891	300	209,660
Realization of Insurance Contractual Margin	-	(1,829)	-	(1,829)	-	(1,870)	-	(1,870)
Actuarial Remeasurements	(1,330)	1,534	16	220	3,701	(3,466)	(25)	210
Operating Income from Insurance Contracts and Private Pension	(1,330)	(295)	16	(1,609)	3,701	(5,336)	(25)	(1,660)
New Recognized Insurance Contracts	(2,520)	2,514	6	-	(2,127)	2,120	7	-
Financial Income from Insurance Contracts and Private Pension	29,406	21	28	29,455	20,385	21	(11)	20,395
Recognized in Income for the period	28,309	21	10	28,340	21,630	21	9	21,660
Recognized in Other Comprehensive Income	1,097	-	18	1,115	(1,245)	-	(20)	(1,265)
Premiums Received, Claims and Other Expenses Paid	9,753	-	-	9,753	(173)	-	-	(173)
Closing Balance	245,564	19,936	321	265,821	210,255	17,696	271	228,222

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 253,287 (R$ 216,467 at 12/31/2022).

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below:

Period	12/31/2023			12/31/2022
	lnsurance	Private Pension	Total	lnsurance	Private Pension	Total
1 year	1,944	1,736	3,680	1,767	1,756	3,523
2 years	1,222	1,861	3,083	1,067	1,854	2,921
3 years	1,011	1,897	2,908	830	1,868	2,698
4 years	717	1,903	2,620	631	1,856	2,487
5 years	295	1,806	2,101	361	1,745	2,106
Over 5 years	26	10,733	10,759	100	8,617	8,717
Total	5,215	19,936	25,151	4,756	17,696	22,452

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 2,532 (R$ 3,128 from 01/01 to 12/31/2022), with the balance of margin of these contracts corresponding to R$ 19,809 (R$ 19,042 at 12/31/2022).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

	12/31/2023					12/31/2022
Indexes	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	5.56%	4.91%	5.25%	5.59%	5.65%	6.72%	6.24%	6.20%	6.33%	6.44%
IPCA	5.87%	5.09%	5.09%	5.20%	5.31%	6.86%	6.06%	5.98%	5.92%	5.90%
TR	9.35%	9.10%	9.32%	9.48%	9.45%	11.34%	10.91%	10.97%	11.02%	11.06%

F-75

d) Claims development

Occurrence date		12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	Total
At the end of event period		929	1,024	1,265	1,167	1,125
After 1 year		1,155	1,249	1,530	1,416
After 2 years		1,185	1,283	1,571
After 3 years		1,203	1,298
After 4 years		1,211
Accumulated payments through base date		1,193	1,280	1,540	1,398	1,031	6,442
Liabilities recognized in the balance sheet							677
Liabilities in relation to prior periods							11
Other estimates							8
Adjustment to present value							(34)
Risk adjustment to non-financial risk							45
Liability for Claims incurred at	12/31/2019						707

Note 28 - Fair value of financial instruments

The accounting policy on fair value of financial instruments is presented in Note 2c IV.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	12/31/2023				12/31/2022
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	523,741	116,973	2,428	643,142	396,993	115,792	437	513,222
Financial assets at fair value through profit or loss	396,210	114,718	2,175	513,103	274,659	111,436	379	386,474
Investment funds	225	26,345	-	26,570	954	31,537	-	32,491
Brazilian government securities	333,539	8,553	-	342,092	226,056	5,856	-	231,912
Government securities – Latin America	2,875	-	-	2,875	3,489	-	-	3,489
Government securities – Abroad	2,562	-	-	2,562	4,528	-	-	4,528
Corporate securities	57,009	78,526	2,118	137,653	39,632	72,708	339	112,679
Shares	9,089	17,375	71	26,535	5,817	9,634	86	15,537
Rural product note	-	4,203	-	4,203	-	2,510	7	2,517
Bank deposit certificates	-	128	-	128	-	360	-	360
Real estate receivables certificates	197	1,268	126	1,591	-	1,329	151	1,480
Debentures	45,070	29,583	1,895	76,548	29,446	33,412	84	62,942
Eurobonds and other	2,459	-	5	2,464	4,369	-	4	4,373
Financial bills	-	22,548	4	22,552	-	19,371	7	19,378
Promissory and commercial notes	-	2,585	17	2,602	-	3,900	-	3,900
Other	194	836	-	1,030	-	2,192	-	2,192
Other Financial Assets	-	1,294	57	1,351	-	1,335	40	1,375
Financial assets at fair value through other comprehensive income	127,531	2,255	253	130,039	122,334	4,356	58	126,748
Brazilian government securities	83,672	233	-	83,905	75,647	1,032	-	76,679
Government securities – Latin America	23,872	-	-	23,872	27,510	-	-	27,510
Government securities – Abroad	9,910	-	-	9,910	10,400	-	-	10,400
Corporate securities	10,077	2,022	253	12,352	8,777	3,324	58	12,159
Shares	5,900	50	193	6,143	4,770	70	45	4,885
Rural product note	-	-	-	-	-	390	-	390
Bank deposit certificates	-	44	-	44	551	150	13	714
Real estate receivables certificates	-	67	-	67	-	-	-	-
Debentures	1,045	728	-	1,773	538	645	-	1,183
Eurobonds and other	3,061	936	60	4,057	2,918	1,361	-	4,279
Financial credit bills	-	-	-	-	-	13	-	13
Other	71	197	-	268	-	695	-	695
Financial liabilities at fair value through profit or loss	-	784	72	856	-	647	-	647
Structured notes	-	296	-	296	-	64	-	64
Other financial liabilities	-	488	72	560	-	583	-	583

F-76

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.
	12/31/2023				12/31/2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	6	54,983	262	55,251	29	77,508	671	78,208
Swap Contracts – adjustment receivable	-	37,721	236	37,957	-	46,271	631	46,902
Option Contracts	-	7,712	6	7,718	-	23,637	34	23,671
Forward Contracts	-	3,255	19	3,274	-	595	6	601
Credit derivatives	-	281	1	282	-	492	-	492
NDF - Non Deliverable Forward	-	5,378	-	5,378	-	6,140	-	6,140
Other derivative financial instruments	6	636	-	642	29	373	-	402
Liabilities	(112)	(51,974)	(389)	(52,475)	(186)	(76,106)	(569)	(76,861)
Swap Contracts – adjustment payable	-	(35,369)	(372)	(35,741)	-	(38,507)	(561)	(39,068)
Option Contracts	-	(8,971)	(1)	(8,972)	-	(29,880)	(2)	(29,882)
Forward Contracts	-	(2,966)	(16)	(2,982)	-	(65)	-	(65)
Credit derivatives	-	(149)	-	(149)	-	(604)	-	(604)
NDF - Non Deliverable Forward	-	(4,478)	-	(4,478)	-	(6,626)	-	(6,626)
Other derivative financial instruments	(112)	(41)	-	(153)	(186)	(424)	(6)	(616)
In all periods, there were no material transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The financial instruments measured at fair value on a recurring basis are classified as follows:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

F-77

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2023	12/31/2022	Recognized in income	Recognized in other comprehensive income				12/31/2023

Financial assets at fair value through profit or loss	379	(8)	-	922	(302)	1,184	2,175	(952)
Corporate securities	339	(5)	-	920	(300)	1,164	2,118	(1,009)
Shares	86	(14)	-	9	(10)	-	71	(100)
Real estate receivables certificates	151	(38)	-	2	-	11	126	(64)
Debentures	84	(36)	-	740	(67)	1,174	1,895	(845)
Rural Product Note	7	5	-	2	-	(14)	-	-
Promissory notes	-	(3)	-	20	-	-	17	-
Eurobonds and other	4	84	-	137	(220)	-	5	-
Financial bills	7	(3)	-	10	(3)	(7)	4	-
Other financial assets	40	(3)	-	2	(2)	20	57	57
Financial assets at fair value through other comprehensive income	58	(19)	153	51	(8)	18	253	-
Corporate securities	58	(19)	153	51	(8)	18	253	-
Shares	45	(3)	151	-	-	-	193	-
Bank deposit certificates	13	(13)	-	-	-	-	-	-
Debentures	-	-	(1)	35	-	(34)	-	-
Eurobonds and other	-	(3)	3	16	(8)	52	60	-
Financial liabilities at fair value through profit or loss	-	58	-	14	-	-	72	72
Other financial liabilities	-	58	-	14	-	-	72	72
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2022	Recognized in income	Recognized in other comprehensive income				12/31/2023

Derivatives - assets	671	80	-	157	(104)	(542)	262	244
Swap Contracts – adjustment receivable	631	108	-	133	(94)	(542)	236	240
Option Contracts	34	(32)	-	14	(10)	-	6	1
Forward contracts	6	3	-	10	-	-	19	3
Credit derivatives	-	1	-	-	-	-	1	-
Derivatives - liabilities	(569)	(74)	-	(387)	189	452	(389)	273
Swap Contracts – adjustment payable	(561)	(70)	-	(369)	176	452	(372)	274
Option Contracts	(2)	(3)	-	(9)	13	-	(1)	(1)
Forward contracts	(6)	(1)	-	(9)	-	-	(16)	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2022	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022

Financial assets at fair value through profit or loss	1,563	46	-	143	(49)	(1,324)	379	(98)
Corporate securities	1,563	21	-	128	(49)	(1,324)	339	(138)
Shares	-	(54)	-	-	-	140	86	(62)
Real estate receivables certificates	3	(36)	-	2	(2)	184	151	(60)
Debentures	1,478	109	-	96	-	(1,599)	84	(7)
Rural Product Note	61	3	-	-	(1)	(56)	7	(9)
Eurobonds and other	8	(1)	-	11	(14)	-	4	-
Financial bills	13	-	-	19	(32)	7	7	-
Other financial assets	-	25	-	15	-	-	40	40
Financial assets at fair value through other comprehensive income	-	(2)	-	47	-	13	58	-
Corporate securities	-	(2)	-	47	-	13	58	-
Shares	-	(2)	-	47	-	-	45	-
Bank deposit certificates	-	-	-	-	-	13	13	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022

Derivatives - assets	152	178	-	298	(552)	595	671	588
Swap Contracts – adjustment receivable	90	151	-	64	(73)	399	631	608
Option Contracts	62	27	-	228	(479)	196	34	(20)
Forward contracts	-	-	-	6	-	-	6	-
Derivatives - liabilities	(125)	48	-	(217)	38	(313)	(569)	(349)
Swap Contracts – adjustment payable	(111)	(25)	-	(132)	21	(314)	(561)	(350)
Option Contracts	(14)	73	-	(79)	17	1	(2)	1
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-

F-78

Sensitivity analysis of Level 3 operations
The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.
Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.
The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:
Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.
Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.
Nonlinear:
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.
Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.
Sensitivity – Level 3 Operations		12/31/2023		12/31/2022
Market risk factor groups	Scenarios	Impact		Impact
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(3.5)	-	(2.2)	-
	II	(89.2)	(0.9)	(56.9)	-
	III	(178.9)	(1.8)	(113.3)	-
Commodities, Indexes and Shares	I	(13.3)	(9.6)	(6.7)	-
	II	(26.7)	(19.2)	(13.4)	-
Nonlinear	I	(0.1)	-	(24.8)	-
	II	(0.2)	-	(37.8)	-

F-79

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	12/31/2023		12/31/2022
	Book value	Fair value	Book value	Fair value
Financial assets	1,686,225	1,693,038	1,578,789	1,580,793
At Amortized Cost	1,686,225	1,693,038	1,578,789	1,580,793
Compulsory deposits with the Central Bank of Brazil	145,404	145,404	115,748	115,748
Interbank deposits	51,007	51,009	59,592	59,868
Securities purchased under agreements to resell	238,321	238,321	221,779	221,779
Securities	260,743	260,427	213,026	213,438
Loan and lease operations	910,590	917,717	909,422	910,738
Other financial assets	127,699	127,699	109,909	109,909
(-) Provision for expected loss	(47,539)	(47,539)	(50,687)	(50,687)
Financial liabilities	1,948,360	1,948,549	1,759,182	1,758,475
At Amortized Cost	1,944,162	1,944,351	1,755,498	1,754,791
Deposits	951,352	951,332	871,438	871,370
Securities sold under repurchase agreements	362,786	362,786	293,440	293,440
Interbank market funds	328,645	328,667	294,587	294,573
Institutional market funds	119,591	119,778	129,382	128,757
Other financial liabilities	181,788	181,788	166,651	166,651
Provision for Expected Loss	4,198	4,198	3,684	3,684
Loan commitments	3,311	3,311	2,874	2,874
Financial guarantees	887	887	810	810

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

    •   Compulsory deposits with the Central Bank of Brazil, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The carrying amounts for these instruments are close to their fair values.

    •   Interbank deposits, Deposits, lnterbank market funds and lnstitutional market funds - They are calculated by discounting estimated cash flows at market interest rates.

    •   Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

    •   Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

    •   Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING  to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material associated market, credit or liquidity risks.

F-80

Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of credit to be released and Financial guarantees, which amount to R$ 123,471 (R$ 139,133 at 12/31/2022) with an estimated fair value of R$ 123 (R$ 161 at 12/31/2022).

Note 29 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

F-81

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:
		12/31/2023
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,231	8,186	1,844	13,261
(-) Provisions guaranteed by indemnity clause	2c XII	(207)	(952)	-	(1,159)
Subtotal		3,024	7,234	1,844	12,102
Adjustment / Interest	23	129	288	-	417
Changes in the period reflected in income	23	1,340	2,373	332	4,045
Increase		1,913	2,729	363	5,005
Reversal		(573)	(356)	(31)	(960)
Payment		(1,495)	(3,036)	(35)	(4,566)
Subtotal		2,998	6,859	2,141	11,998
(+) Provisions guaranteed by indemnity clause	2c XII	205	962	-	1,167
Closing balance		3,203	7,821	2,141	13,165
Current		1,499	2,922	2,141	6,562
Non-current		1,704	4,899	-	6,603

		12/31/2022
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,317	8,219	1,558	13,094
(-) Provisions guaranteed by indemnity clause	2c XII	(225)	(879)	-	(1,104)
Subtotal		3,092	7,340	1,558	11,990
Adjustment / Interest	23	169	491	-	660
Changes in the period reflected in income	23	903	2,339	469	3,711
Increase (1)		1,403	2,663	469	4,535
Reversal		(500)	(324)	-	(824)
Payment		(1,140)	(2,936)	(183)	(4,259)
Subtotal		3,024	7,234	1,844	12,102
(+) Provisions guaranteed by indemnity clause	2c XII	207	952	-	1,159
Closing balance		3,231	8,186	1,844	13,261
Current		1,157	2,949	605	4,711
Non-current		2,074	5,237	1,239	8,550
1) Includes, in the labor provision, the effects of the Voluntary Severance Program at 12/31/2022.

F-82

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.
The table below shows the change in the provisions:
	Note	12/31/2023	12/31/2022
Opening balance - 01/01		6,214	6,498
(-) Provisions guaranteed by indemnity clause	2c XII	(75)	(71)
Subtotal		6,139	6,427
Adjustment / Interest (1)		382	628
Changes in the period reflected in income		373	(829)
Increase (1)		722	156
Reversal (1)		(349)	(985)
Payment		(394)	(86)
Subtotal		6,500	6,140
(+) Provisions guaranteed by indemnity clause	2c XII	79	74
Closing balance		6,579	6,214
Current		-	4
Non-current		6,579	6,210
1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

    •   INSS – Non-compensatory Amounts – R$ 1,974: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,289.

    •   PIS and COFINS – Calculation Basis – R$ 706: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 692.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,569 (R$ 5,087 at 12/31/2022), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 870 (R$ 637 at 12/31/2022).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 45,080 (R$ 40,958  at 12/31/2022), and the main cases are described below:

    •   INSS – Non-compensatory Amounts – R$ 9,444: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

    •   ISS – Banking Activities/Provider Establishment – R$ 7,386: the levy and/or payment place of ISS for certain banking revenues are discussed.

    •   IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,795: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

F-83

    •   IRPJ and CSLL – Goodwill – Deduction – R$ 3,911: the deductibility of goodwill for future expected profitability on the acquisition of investments.

    •   PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,689: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

    •   IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,524: cases in which the liquidity and the certainty of credits offset are discussed.

    •   IRPJ and CSLL – Disallowance of Losses – R$ 1,252: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

    •   IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,166: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 943 (R$ 899 at 12/31/2022) (Note 18a) , arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:
		12/31/2023				12/31/2022
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	23	1,900	2,074	9,303	13,277	13,001
Investment fund quotas		448	107	19	574	615
Surety		67	56	5,560	5,683	5,262
Insurance bond		1,836	1,552	17,623	21,011	19,256
Guarantee by government securities		-	-	325	325	292
Total		4,251	3,789	32,830	40,870	38,426

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

    •   Retail Business

The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

    •   Wholesale Business

It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

    •   Activities with the Market + Corporation

Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

F-84

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

    •   Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

The main reclassifications between the accounting and managerial results are:

Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

F-85

    •   Requirements for impairment testing of financial assets are based on the expected loan losses model.

    •   Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

    •   Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.

    •   Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.

    •   Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

F-86

b) Consolidated Statement of Managerial Result

		01/01 to 12/31/2023
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		96,595	54,631	5,572	156,798	(1,827)	154,971
Interest margin		59,099	39,980	5,019	104,098	(6,386)	97,712
Commissions and Banking Fees		28,016	14,274	309	42,599	3,132	45,731
Income from insurance and private pension operations before claim and selling expenses		9,480	377	244	10,101	(3,488)	6,613
Other revenues		-	-	-	-	4,915	4,915
Cost of Credit		(32,139)	(4,803)	-	(36,942)	6,497	(30,445)
Claims		(1,487)	(22)	-	(1,509)	1,509	-
Operating margin		62,969	49,806	5,572	118,347	6,179	124,526
Other operating income / (expenses)		(45,560)	(20,373)	(1,864)	(67,797)	(17,029)	(84,826)
Non-interest expenses		(39,085)	(17,722)	(1,360)	(58,167)	(17,592)	(75,759)
Tax expenses for ISS, PIS and COFINS and Other		(6,475)	(2,651)	(504)	(9,630)	(357)	(9,987)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	920	920
Income before income tax and social contribution		17,409	29,433	3,708	50,550	(10,850)	39,700
Income tax and social contribution		(4,232)	(9,022)	(935)	(14,189)	8,366	(5,823)
Non-controlling interests		(78)	(655)	(10)	(743)	(29)	(772)
Net income		13,099	19,756	2,763	35,618	(2,513)	33,105

12/31/2023	Total assets (*) -	1,677,189	1,228,153	195,290	2,696,522	(153,422)	2,543,100
	Total liabilities -	1,610,852	1,150,141	150,705	2,507,587	(163,537)	2,344,050
(*) Includes:
Investments in associates and joint ventures		2,156	-	5,946	8,102	1,191	9,293
Fixed assets, net		7,333	1,690	-	9,023	112	9,135
Goodwill and Intangible assets, net		9,419	8,338	-	17,757	5,607	23,364
1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 64,135 (R$ 72,418 from 01/01 to 12/31/2022), result of financial assets and liabilities at fair value through profit or loss of R$ 29,145 (R$ 13,325 from 01/01 to 12/31/2022) and foreign exchange results and exchange variations in foreign transactions of R$ 4,432 (R$ 1,280 from 01/01 to 12/31/2022).

F-87

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (6,529) (R$ (5,750) from 01/01 to 12/31/2022).

		01/01 to 12/31/2022
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		90,509	49,229	2,983	142,721	(442)	142,279
Interest margin		54,881	34,701	2,979	92,561	(5,538)	87,023
Commissions and Banking Fees		26,787	14,143	177	41,107	3,459	44,566
Income from insurance and private pension operations before claim and selling expenses		8,841	385	(173)	9,053	(3,646)	5,407
Other revenues		-	-	-	-	5,283	5,283
Cost of Credit		(29,908)	(2,392)	-	(32,300)	4,563	(27,737)
Claims		(1,538)	(11)	-	(1,549)	1,549	-
Operating margin		59,063	46,826	2,983	108,872	5,670	114,542
Other operating income / (expenses)		(43,512)	(19,482)	(374)	(63,368)	(14,480)	(77,848)
Non-interest expenses		(37,302)	(17,019)	(312)	(54,633)	(14,297)	(68,930)
Tax expenses for ISS, PIS and COFINS and Other		(6,210)	(2,463)	(62)	(8,735)	(855)	(9,590)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	672	672
Income before income tax and social contribution		15,551	27,344	2,609	45,504	(8,810)	36,694
Income tax and social contribution		(4,594)	(9,076)	(14)	(13,684)	7,232	(6,452)
Non-controlling interests		45	(825)	(254)	(1,034)	(1)	(1,035)
Net income		11,002	17,443	2,341	30,786	(1,579)	29,207

12/31/2022	Total assets (*) -	1,524,983	1,175,209	171,983	2,469,958	(148,892)	2,321,066
	Total liabilities -	1,455,227	1,102,834	144,379	2,300,224	(156,265)	2,143,959
(*) Includes:
Investments in associates and joint ventures		2,114	-	4,798	6,912	531	7,443
Fixed assets, net		5,781	1,282	-	7,063	704	7,767
Goodwill and Intangible assets, net		8,660	9,062	-	17,722	5,392	23,114
1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F-88

		01/01 to 12/31/2021
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		75,443	38,228	11,930	125,601	773	126,374
Interest margin		43,042	24,005	11,099	78,146	(2,937)	75,209
Commissions and Banking Fees		25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses		7,232	406	(53)	7,585	(2,231)	5,354
Other revenues		-	-	-	-	3,487	3,487
Cost of Credit		(18,278)	(1,956)	-	(20,234)	7,455	(12,779)
Claims		(1,591)	(9)	-	(1,600)	-	(1,600)
Operating margin		55,574	36,263	11,930	103,767	8,228	111,995
Other operating income / (expenses)		(40,116)	(17,743)	(1,055)	(58,914)	(10,850)	(69,764)
Non-interest expenses		(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other		(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	1,164	1,164
Income before income tax and social contribution		15,458	18,520	10,875	44,853	(2,622)	42,231
Income tax and social contribution		(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interests		(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income		9,535	11,130	6,214	26,879	(119)	26,760

12/31/2021	Total assets (*) -	1,311,330	1,013,836	133,123	2,166,019	(96,813)	2,069,206
	Total liabilities -	1,252,211	945,311	105,190	2,010,442	(105,712)	1,904,730
(*) Includes:
Investments in associates and joint ventures		2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net		5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net		8,371	9,557	-	17,928	3,182	21,110
1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 59,948, result of financial assets and liabilities at fair value through profit or loss of R$ 16,678 and foreign exchange results and exchange variations in foreign transactions of R$ (1,417).

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (5,548).

F-89

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2023			12/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	27,855	4,644	32,499	24,808	6,073	30,881

	01/01 to 12/31/2023			01/01 to 12/31/2022			01/01 to 12/31/2021
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	221,534	34,428	255,962	173,746	30,024	203,770	117,094	27,420	144,514
Income from insurance contracts and private pension (3)	6,613	-	6,613	5,407	-	5,407	5,332	22	5,354
Commissions and Banking Fees (3)	41,147	4,584	45,731	40,062	4,504	44,566	37,744	4,580	42,324
1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

    •   Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

    •   Associates and joint ventures: of which stand out: Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

    •   Other related parties:

    •   Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

    •   Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

    •   Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

    •   Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

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a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	12/31/2023				12/31/2022
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets
lnterbank investments	-	321	-	321	-	676	3,835	4,511
Loan operations	-	355	324	679	-	109	668	777
Securities and derivatives (asset and liability position)	1,307	317	3,096	4,720	1,199	548	4,584	6,331
Other assets	1	357	39	397	1	166	10	177
Total assets	1,308	1,350	3,459	6,117	1,200	1,499	9,097	11,796

Liabilities
Deposits	-	(92)	(1,306)	(1,398)	-	(127)	(2,426)	(2,553)
Deposits received under securities repurchase agreements	-	(119)	(75)	(194)	-	-	(19)	(19)
Funds from acceptances and issuance of securities	-	-	(82)	(82)	-	-	(49)	(49)
Other liabilities	(8)	(9)	(1,072)	(1,089)	(21)	(9)	(255)	(285)
Total Liabilities	(8)	(220)	(2,535)	(2,763)	(21)	(136)	(2,749)	(2,906)

ITAÚ UNIBANCO HOLDING	01/01 to 12/31/2023				01/01 to 12/31/2022				01/01 to 12/31/2021
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of lncome
lncome related to financial operations	173	48	629	850	166	51	969	1,186	74	34	314	422
Expenses related to financial operations	-	(20)	(298)	(318)	-	(7)	(187)	(194)	-	(2)	(35)	(37)
Other operating revenues / (expenses)	14	(81)	(196)	(263)	13	(98)	(60)	(145)	13	-	(186)	(173)
lncome	187	(53)	135	269	179	(54)	722	847	87	32	93	212

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 185, Liabilities of R$ (7,099) and Results of R$ (62) (R$ 162, R$ (6,427) at 12/31/2022 and R$ 16 and R$ (20) from 01/01 to 12/31/2022 and 01/01 to 12/31/2021, respectively).

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b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:
	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Fees	(686)	(603)	(460)
Profit sharing	(275)	(255)	(208)
Post-employment benefits	(6)	(5)	(9)
Share-based payment plan	(179)	(142)	(120)
Total	(1,146)	(1,005)	(797)

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING's management model is made up of:

    •   1st line of defense: business areas, which have primary responsibility for managing the risk they originate.

    •   2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).

    •   3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

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b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this statement, six dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

The six dimensions of risk appetite are:

    •   Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

    •   Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored by tracking liquidity indicators.

    •   Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

    •   Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.

    •   Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried in addition to monitoring the institution’s conduct.

    •   Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers and suitability indicators.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:

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    •   Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself.

    •   Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

    •   Risk pricing: ITAÚ UNIBANCO HOLDING ’s operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

    •   Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

    •   Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

    •   Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation.

ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

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ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each business, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

ITAÚ UNIBANCO HOLDING calculates the expected credit loss of the Retail business portfolio by multiplying the expected historical credit loss by the EAD (Exposure at Default) amount. For the Wholesale business portfolio, the PD, LGD and EAD parameters are multiplied.

Sensitivity analysis
ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 55% and 30%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.
The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:
12/31/2023					12/31/2022
Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,302,826	(51,884)	(2,298)	422	1,090	1,256,752	(54,476)	(530)	198	530
1) Composed of Loan operations, lease operations and securities.

Expected loss comprises Expected credit loss for Financial guarantees R$ (887) (R$ (810) at 12/31/2022) and Loan commitments R$ (3,311) (R$ (2,874) at 12/31/2022).

I.III - Classification of Stages of Credit Impairment

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules to change stage are determined according to historical behavior of ITAÚ UNIBANCO HOLDING’s product portfolios and consider:

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    •   Stage 1 to stage 2: delay or evaluation of probability of default (PD) triggers.

For Retail business portfolios, ITAÚ UNIBANCO HOLDING migrates credit contracts overdue for over 30 days to stage 2, except payroll loans to public bodies (45 days in arrears) and INSS (15 days in arrears) due to the dynamics of product transfer payments and portfolio risk.

For agreements with delay less than 30 days, the migration to stage 2 occurs if the financial asset exceeds the allowance for loan losses established by the risk appetite approved by ITAÚ UNIBANCO HOLDING’s Management for each portfolio, whereas the others remain in stage 1.

For the Wholesale business portfolio, ITAÚ UNIBANCO HOLDING migrates to stage 2 the contracts of the same economic subgroup when there is a delay exceeding 30 days in an amount considered material.

For contracts overdue for less than 30 days, ITAÚ UNIBANCO HOLDING determines a rating limit by economic subgroup that, if exceeded, causes the migration of all economic subgroup’s contracts to stage 2. If the economic subgroup’s rating is lower than the limit established for stage 2, the significant increase in credit risk is verified through the relative variation of the economic subgroup’s rating in relation to the rating established 12 months before.

    •   Stage 3: default parameters are used to identify stage 3, the main ones are: 90 days in arrears in the payment of principal and charges, except for the mortgage loan portfolio, which are considered 180 days in arrears; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

After a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk
	12/31/2023			12/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	1,772,360	466,854	2,239,214	1,543,194	511,277	2,054,471
At Amortized Cost	1,206,141	334,680	1,540,821	1,112,594	350,447	1,463,041
Interbank deposits	22,248	28,759	51,007	18,955	40,637	59,592
Securities purchased under agreements to resell	235,656	2,665	238,321	218,339	3,440	221,779
Securities	227,232	33,511	260,743	185,658	27,368	213,026
Loan and lease operations	658,471	252,119	910,590	636,836	272,586	909,422
Other financial assets	102,555	25,144	127,699	96,081	13,828	109,909
(-) Provision for Expected Loss	(40,021)	(7,518)	(47,539)	(43,275)	(7,412)	(50,687)
At Fair Value Through Other Comprehensive Income	53,130	76,909	130,039	54,134	72,614	126,748
Securities	53,130	76,909	130,039	54,134	72,614	126,748
At Fair Value Through Profit or Loss	513,089	55,265	568,354	376,466	88,216	464,682
Securities	497,042	14,710	511,752	364,039	21,060	385,099
Derivatives	14,696	40,555	55,251	11,052	67,156	78,208
Other financial assets	1,351	-	1,351	1,375	-	1,375
Financial liabilities - provision for expected loss	3,706	492	4,198	3,040	644	3,684
Loan Commitments	3,062	249	3,311	2,622	252	2,874
Financial Guarantees	644	243	887	418	392	810
Off-balance sheet	485,517	68,033	553,550	472,372	72,005	544,377
Financial Guarantees	83,413	19,209	102,622	71,524	20,255	91,779
Letters of credit to be released	20,850	-	20,850	47,354	-	47,354
Loan commitments	381,254	48,824	430,078	353,494	51,750	405,244
Mortgage loans	16,368	-	16,368	15,423	-	15,423
Overdraft accounts	171,725	-	171,725	157,408	-	157,408
Credit cards	189,141	3,297	192,438	177,658	3,754	181,412
Other pre-approved limits	4,020	45,527	49,547	3,005	47,996	51,001
Total	2,254,171	534,395	2,788,566	2,012,526	582,638	2,595,164
Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.
The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.
As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

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I.IV.I - By business sector
Loan and lease operations
	12/31/2023%		12/31/2022%
Industry and commerce	186,198	20.4%	197,351	21.7%
Services	182,795	20.1%	177,180	19.5%
Other sectors	38,078	4.2%	37,072	4.1%
Individuals	503,519	55.3%	497,819	54.7%
Total	910,590	100.0%	909,422	100.0%

Other financial assets (1)

	12/31/2023%		12/31/2022%
Public sector	831,963	66.7%	691,371	63.8%
Services	150,100	12.0%	167,176	15.4%
Other sectors	145,163	11.7%	119,436	11.0%
Financial	119,887	9.6%	106,469	9.8%
Total	1,247,113	100.0%	1,084,452	100.0%
1) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off-balance sheet financial instruments (Financial Guarantees and Loan Commitments) is neither categorized nor managed by business sector.

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I.IV.II - By type and classification of credit risk
Loan and lease operations
	12/31/2023
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	317,335	246,809	550	564,694	63,579	10,972	2	74,553	35,702	147	-	35,849	416,616	257,928	552	675,096
Corporate	130,916	30,053	70,585	231,554	956	461	146	1,563	4,589	35	2,666	7,290	136,461	30,549	73,397	240,407
Micro/Small and medium companies	145,422	95,886	11,053	252,361	13,087	1,216	110	14,413	10,601	90	201	10,892	169,110	97,192	11,364	277,666
Foreign loans - Latin America	166,981	42,206	16,325	225,512	12,077	2,091	958	15,126	9,345	112	26	9,483	188,403	44,409	17,309	250,121
Total	760,654	414,954	98,513	1,274,121	89,699	14,740	1,216	105,655	60,237	384	2,893	63,514	910,590	430,078	102,622	1,443,290
%	59.7%	32.6%	7.7%	100.0%	84.9%	14.0%	1.1%	100.0%	94.8%	0.6%	4.6%	100.0%	63.1%	29.8%	7.1%	100.0%

	12/31/2022
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	305,210	233,996	511	539,717	59,639	8,538	1	68,178	35,254	226	-	35,480	400,103	242,760	512	643,375
Corporate	133,205	29,853	60,209	223,267	901	32	444	1,377	5,162	11	2,551	7,724	139,268	29,896	63,204	232,368
Micro/Small and medium companies	142,621	84,619	9,520	236,760	12,299	1,494	115	13,908	9,976	265	123	10,364	164,896	86,378	9,758	261,032
Foreign loans - Latin America	182,516	44,542	16,912	243,970	13,863	1,544	1,279	16,686	8,776	124	114	9,014	205,155	46,210	18,305	269,670
Total	763,552	393,010	87,152	1,243,714	86,702	11,608	1,839	100,149	59,168	626	2,788	62,582	909,422	405,244	91,779	1,406,445
%	61.4%	31.6%	7.0%	100.0%	86.6%	11.6%	1.8%	100.0%	94.5%	1.0%	4.5%	100.0%	64.7%	28.8%	6.5%	100.0%

Internal rating	12/31/2023				12/31/2022
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	702,746	65,971	-	768,717	705,625	62,501	-	768,126
Medium	57,893	12,087	-	69,980	57,508	14,095	-	71,603
High	15	11,641	-	11,656	419	10,106	-	10,525
Credit-Impaired	-	-	60,237	60,237	-	-	59,168	59,168
Total	760,654	89,699	60,237	910,590	763,552	86,702	59,168	909,422
%	83.5%	9.9%	6.6%	100.0%	84.0%	9.5%	6.5%	100.0%

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Other financial assets
	12/31/2023
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	26,570	21,030	20,559	5,971	5,971	40	40
Government securities	610,756	610,088	610,756	-	-	-	-
Brazilian government	520,964	520,375	520,964	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	54,612	54,443	54,612	-	-	-	-
Abroad	35,180	35,234	35,180	-	-	-	-
Corporate securities	264,354	262,020	258,662	6,433	5,135	1,433	557
Rural product note	42,159	41,685	41,646	322	310	331	203
Real estate receivables certificates	7,562	7,631	7,562	-	-	-	-
Bank deposit certificate	191	181	181	10	10	-	-
Debentures	135,134	132,727	131,279	4,693	3,530	842	325
Eurobonds and other	7,037	6,858	6,859	175	171	24	7
Financial bills	24,125	24,114	24,114	13	11	-	-
Promissory and commercial notes	12,832	12,503	12,472	361	360	-	-
Other	35,314	36,321	34,549	859	743	236	22
Total	901,680	893,138	889,977	12,404	11,106	1,473	597

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	12/31/2022
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	32,491	27,660	27,140	5,259	5,259	92	92
Government securities	479,241	483,477	479,241	-	-	-	-
Brazilian government	394,082	397,794	394,082	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	49,946	50,375	49,946	-	-	-	-
Abroad	35,213	35,272	35,213	-	-	-	-
Corporate securities	211,103	216,005	208,241	3,559	2,512	2,297	350
Rural product note	28,896	28,670	28,618	287	262	29	16
Real estate receivables certificates	7,214	7,318	7,214	-	-	-	-
Bank deposit certificate	1,172	1,172	1,172	-	-	-	-
Debentures	110,075	110,732	108,140	2,470	1,610	2,037	325
Eurobonds and other	8,770	9,035	8,770	-	-	-	-
Financial bills	19,504	19,535	19,504	-	-	-	-
Promissory and commercial notes	11,250	11,251	11,250	-	-	-	-
Other	24,222	28,292	23,573	802	640	231	9
Total	722,835	727,142	714,622	8,818	7,771	2,389	442

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Other Financial Assets - Internal Classification by Level of Risk

12/31/2023
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	289,328	257,238	564,288	129,990	1,240,844
Medium	-	3,084	2,604	49	5,737
High	-	421	111	-	532
Total	289,328	260,743	567,003	130,039	1,247,113
%	23.2%	20.9%	45.5%	10.4%	100.0%

12/31/2022
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	281,371	208,605	461,153	126,673	1,077,802
Medium	-	3,816	2,104	75	5,995
High	-	605	50	-	655
Total	281,371	213,026	463,307	126,748	1,084,452
%	25.9%	19.6%	42.7%	11.8%	100.0%

Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 55,251 (R$ 78,208 at 12/31/2022).

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I.IV.III - Collateral for loan and lease operations

	12/31/2023				12/31/2022
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	154,321	398,935	3,601	3,173	141,896	336,597	3,085	2,861
Personal (1)	4,359	16,157	1,881	1,760	2,971	11,106	1,469	1,394
Vehicles (2)	31,230	73,967	1,315	1,240	29,613	70,901	1,610	1,463
Mortgage loans (3)	118,732	308,811	405	173	109,312	254,590	6	4
Micro / small, medium companies and corporates (4)	167,843	596,817	45,885	43,484	173,007	614,178	41,395	36,233
Foreign loans - Latin America (4)	160,734	304,597	8,340	2,508	175,517	319,085	11,817	4,441
Total	482,898	1,300,349	57,826	49,165	490,420	1,269,860	56,297	43,535
1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of total loan and lease operations, R$ 369,866 (R$ 362,705 at 12/31/2022) represented unsecured loans.

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I.IV.IV - Repossessed assets

The accounting policy on assets held for sale is presented in Note 2c V.

The goods repossessed intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total assets repossessed in the period were R$ 494 (R$ 336 from 01/01 to 12/31/2022).

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

    •   Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

    •   Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

    •   Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.

    •   Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).

    •   Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

    •   ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

    •   ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

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    •   Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

    •   Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

    •   Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 12/31/2023, the average total VaR in Historical Simulation was R$ 931 or 0.5% of total stockholders’ equity (R$ 678 or 0.4% of total stockholders’ equity from 01/01 to 12/31/2022).

	VaR Total (Historical Simulation) (in millions of reais) (1)
	12/31/2023				12/31/2022
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

VaR by Risk Factor Group
Interest rates	1,251	1,059	1,585	1,408	1,102	885	1,751	1,160
Currencies	29	12	74	20	26	9	55	26
Shares	30	14	55	41	27	18	65	65
Commodities	12	2	33	7	4	2	10	10
Effect of diversification	-	-	-	(382)	-	-	-	(527)
Total risk	931	718	1,247	1,094	678	494	1,172	734
1) VaR by Risk Factor Group considers information from foreign units.

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II.I.I - Interest rate risk
The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.
	12/31/2023						12/31/2022
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	600,522	345,039	243,631	795,985	294,149	2,279,326	604,311	374,529	208,850	633,722	274,390	2,095,802
At amortized cost	506,280	307,520	174,806	428,529	163,798	1,580,933	464,682	314,608	167,135	391,697	166,250	1,504,372
Compulsory deposits with the Central Bank of Brazil	121,146	-	-	-	-	121,146	102,600	-	-	-	-	102,600
Interbank deposits	28,178	5,608	10,071	7,121	22	51,000	40,782	8,207	7,683	2,800	114	59,586
Securities purchased under agreements to resell	207,697	30,530	-	-	81	238,308	177,458	44,221	47	-	50	221,776
Securities	16,384	37,026	28,335	131,917	46,227	259,889	15,933	18,962	26,633	107,431	42,029	210,988
Loan and lease operations	132,875	234,356	136,400	289,491	117,468	910,590	127,909	243,218	132,772	281,466	124,057	909,422
At fair value through other comprehensive income	24,844	9,683	14,116	56,885	24,511	130,039	35,573	13,335	6,609	47,705	23,526	126,748
At fair value through profit and loss	69,398	27,836	54,709	310,571	105,840	568,354	104,056	46,586	35,106	194,320	84,614	464,682
Securities	59,071	19,439	49,087	289,490	94,665	511,752	81,484	39,344	26,454	169,113	68,704	385,099
Derivatives	10,327	8,357	5,613	20,484	10,470	55,251	22,572	7,215	8,362	24,834	15,225	78,208
Other Financial Assets	-	40	9	597	705	1,351	-	27	290	373	685	1,375
Financial liabilities	698,247	175,283	148,366	686,826	110,138	1,818,860	651,532	177,388	142,668	585,754	112,329	1,669,671
At amortized cost	690,259	169,109	140,559	666,315	99,287	1,765,529	643,530	160,422	125,266	563,338	99,607	1,592,163
Deposits	347,884	78,985	53,949	467,682	2,852	951,352	360,548	75,395	62,860	360,225	12,410	871,438
Securities sold under repurchase agreements	326,025	1,180	4,200	13,250	18,131	362,786	264,284	5,698	816	16,223	6,419	293,440
Interbank market funds	15,099	83,409	77,263	142,023	10,851	328,645	12,918	67,034	57,476	148,390	8,769	294,587
Institutional market funds	805	5,325	5,123	40,885	67,453	119,591	5,379	11,800	3,552	36,642	72,009	129,382
Premium bonds plans	446	210	24	2,475	-	3,155	401	495	562	1,858	-	3,316
At fair value through profit and loss	7,988	6,174	7,807	20,511	10,851	53,331	8,002	16,966	17,402	22,416	12,722	77,508
Derivatives	7,988	6,165	7,798	20,162	10,362	52,475	8,002	16,950	17,164	22,278	12,467	76,861
Structured notes	-	-	2	19	275	296	-	1	1	18	44	64
Other Financial Liabilities	-	9	7	330	214	560	-	15	237	120	211	583
Difference assets / liabilities (1)	(97,725)	169,756	95,265	109,159	184,011	460,466	(47,221)	197,142	66,181	47,987	162,635	426,724
Cumulative difference	(97,725)	72,031	167,296	276,455	460,466		(47,221)	149,921	216,102	264,089	426,724
Ratio of cumulative difference to total interest-bearing assets	(4.3)%	3.2%	7.3%	12.1%	20.2%		(2.3)%	7.2%	10.3%	12.6%	20.4%
1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

    •   Different scenarios projected for changes in liquidity.

    •   Contingency plans for crisis situations.

    •   Reports and charts that describe the risk positions.

    •   Assessment of funding costs and alternative sources of funding.

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    •   Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 72.8% or R$ 1,019,042, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	12/31/2023			12/31/2022
	0-30 days	Total	%	0-30 days	Total	%
Deposits	817,050	951,352		737,633	871,438
Demand deposits	105,634	105,634	7.6%	117,587	117,587	9.1%
Savings deposits	174,765	174,765	12.5%	179,764	179,764	13.9%
Time deposits (1)	527,841	656,591	46.9%	434,450	564,215	43.5%
Other	8,810	14,362	1.0%	5,832	9,872	0.8%
Interbank market funds (1)	200,886	328,645	23.5%	130,074	294,587	22.7%
Funds from own issue (2)	-	8	-	-	8	-
Institutional market funds	1,106	119,591	8.5%	4,630	129,382	10.0%
Total	1,019,042	1,399,596	100.0%	872,337	1,295,415	100.0%
1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 371,763 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 193,779 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 191.8% (164.4% at 12/31/2022) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,246,214 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 982,376 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 126.9% (124.9% at 12/31/2022), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

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Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:
Undiscounted future flows, except for derivatives which are fair value	12/31/2023					12/31/2022
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total

Deposits	817,054	83,175	29,089	25,015	954,333	737,637	92,481	28,768	21,264	880,150
Demand deposits	105,634	-	-	-	105,634	117,587	-	-	-	117,587
Savings deposits	174,765	-	-	-	174,765	179,764	-	-	-	179,764
Time deposit	527,841	82,376	24,238	25,012	659,467	434,450	91,308	25,870	21,191	572,819
Interbank deposits	900	799	4,851	3	6,553	858	1,173	2,898	73	5,002
Other deposits	7,914	-	-	-	7,914	4,978	-	-	-	4,978

Compulsory deposits	(127,312)	(11,322)	(3,332)	(3,438)	(145,404)	(97,709)	(11,904)	(3,373)	(2,762)	(115,748)
Demand deposits	(24,258)	-	-	-	(24,258)	(13,148)	-	-	-	(13,148)
Savings deposits	(30,505)	-	-	-	(30,505)	(27,923)	-	-	-	(27,923)
Time deposit	(72,549)	(11,322)	(3,332)	(3,438)	(90,641)	(56,638)	(11,904)	(3,373)	(2,762)	(74,677)

Securities sold under repurchase agreements	352,654	4,909	4,217	65,524	427,304	264,451	6,603	7,841	29,287	308,182
Government securities	282,119	4,504	4,029	64,160	354,812	196,672	6,444	7,808	29,176	240,100
Corporate securities	31,059	401	188	1,364	33,012	22,642	1	-	10	22,653
Foreign	39,476	4	-	-	39,480	45,137	158	33	101	45,429

Interbank market funds	200,886	65,124	33,361	43,284	342,655	94,313	101,047	44,547	70,900	310,807

Institutional market funds	1,106	12,227	48,240	81,110	142,683	4,645	5,367	42,162	103,421	155,595

Derivative financial instruments - Net position	7,988	13,963	7,553	22,971	52,475	8,002	34,114	9,056	25,689	76,861
Swaps	3,231	4,064	6,476	21,970	35,741	2,835	5,114	7,344	23,775	39,068
Options	903	7,010	595	464	8,972	3,221	25,087	901	673	29,882
Forwards	2,965	-	1	16	2,982	55	10	-	-	65
Other derivatives	889	2,889	481	521	4,780	1,891	3,903	811	1,241	7,846

Other financial liabilities	-	3	205	352	560	-	252	34	297	583

Total financial liabilities	1,252,376	168,079	119,333	234,818	1,774,606	1,011,339	227,960	129,035	248,096	1,616,430

Off balance commitments		12/31/2023					12/31/2022
	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		2,875	32,938	14,264	52,545	102,622	2,987	31,548	12,731	44,513	91,779
Loan commitments		176,017	51,101	10,313	192,647	430,078	161,822	50,552	20,386	172,484	405,244
Letters of credit to be released		20,850	-	-	-	20,850	47,354	-	-	-	47,354
Contractual commitments - Fixed and Intangible assets	13, 14	-	3	-	-	3	-	-	-	3	3
Total		199,742	84,042	24,577	245,192	553,553	212,163	82,100	33,117	217,000	544,380

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IV - Emerging Risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too.

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts

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from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2022 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	12/31/2023	12/31/2022
Available capital (amounts)
Common Equity Tier 1 (CET 1)	166,389	147,781
Tier 1	185,141	166,868
Total capital (PR)	206,862	185,415
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,215,019	1,238,582
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	13.7%	11.9%
Tier 1 ratio (%)	15.2%	13.5%
Total capital ratio (%)	17.0%	15.0%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%)	2.50%	2.50%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.50%

At 12/31/2023, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,028 (R$ 18,336 at 12/31/2022) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 21,208 (R$ 18,431 at 12/31/2022).

The Basel Ratio reached 17.0% at 12/31/2023, an increase of 2.0 p.p. compared to 12/31/2022, due to the result for the period and reduction of Risk-Weighted Assets. In Risk-Weighted Assets, noteworthy is the reduction in the credit component due to the enactment of BACEN Resolution Nº 229 and Resolution N° 303 with evolution of internal models.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 109,660 (R$ 86,328 at 12/31/2022), well above the Capital Buffer requirement of R$ 42,526 (R$ 43,350 at 12/31/2022), widely covered by available capital.

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The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 12/31/2023, fixed assets ratio reached 21.5% (19.9% at 12/31/2022), showing a surplus of R$ 58,879 (R$ 55,748 at 12/31/2022).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

    •   RWACPAD = portion related to exposures to credit risk, calculated using standardized approach.

    •   RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.

    •   RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach.

    •   RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

    •   RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA
	12/31/2023	12/31/2022 (1)
Credit risk (excluding counterparty credit risk)	976,915	1,016,137
Of which: standardised approach for credit risk	924,518	1,016,137
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	52,397	-
Counterparty credit risk (CCR)	30,804	40,222
Of which: standardized approach for counterparty credit risk (SA-CCR)	22,259	25,361
Of which: other CCR	8,545	14,861
Equity investments in funds - look-through approach	5,871	8,002
Equity investments in funds - mandate-based approach	-	104
Equity investments in funds - fall-back approach	1,543	1,461
Securitisation exposures in banking book	4,141	4,408
Market Risk	43,179	30,935
Of which: standardized approach (RWAMPAD)	52,299	36,745
Of which: internal models approach (RWAMINT)	18,871	23,097
Operational Risk	103,094	96,590
Payment Services risk (RWASP)	NA	NA
Amounts below the thresholds for deduction	49,472	40,723
Total	1,215,019	1,238,582
1) For comparative purposes, the allocation of the value of the historical RWAcva portion was adapted according to BACEN Regulatory Instruction No. 385/23.

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

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For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management risks of insurance contracts and private pension

I - Management structure, roles and responsibilities

ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets.

II - Underwriting risk

In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows.

The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

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Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio.

II.I Risk Concentrations

For ITAÚ UNIBANCO HOLDING there is no concentration of products in relation to insurance premiums, thus reducing the risk of concentration in products and distribution channels. ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage.

II.II - Sensitivity analysis
The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders’ equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:
Assumptions	12/31/2023
	Impact in Income		Impact in Stockholders’ Equity
	Insurance	Private pension	Insurance	Private pension
Discount rate
0.5 p.p. increase	-	(16)	53	612
0.5 p.p. decrease	-	6	(57)	(673)
Biometric tables
5% increase	(3)	51	-	-
5% decrease	3	(54)	-	-
Claims
5% increase	(30)	-	-	-
5% decrease	30	-	-	-

III - Liquidity risk

Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets.

Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations.

Below is a maturity analysis of estimated undiscounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

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Period	12/31/2023			12/31/2022
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(806)	15,247	14,441	(660)	16,603	15,943
2 years	(310)	19,187	18,877	(232)	18,773	18,541
3 years	(220)	18,409	18,189	(186)	17,835	17,649
4 years	(109)	17,850	17,741	(120)	17,113	16,993
5 years	5	17,354	17,359	(50)	16,498	16,448
Over 5 years	1,963	425,166	427,129	1,891	378,341	380,232
Total (1)	523	513,213	513,736	643	465,163	465,806
1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.

ITAÚ UNIBANCO HOLDING holds R$ 261,530 (R$ 224,140 at 12/31/2022) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

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